As filed with the Securities and Exchange Commission on June 16, 1998

                                                 Registration No. 333-50551
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549
                                ---------------

                               AMENDMENT NO.2 TO



                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                               ---------------
                      Hosokawa Micron International Inc.
            (Exact name of Registrant as specified in its charter)



            Delaware                            3560                       13-3366823
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification Number)
                                          780 Third Avenue
                                      New York, New York 10017
                                           (212) 826-3830

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                ---------------
                            Corporate Trust Company
                            Corporate Trust Center
                              1209 Orange Street
                          Wilmington, Delaware 19801
                                (302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)
                                ---------------
                         Copies of Communications to:


     Robert A. Cantone, Esq.            David W. Ambrosia, Esq.
        Proskauer Rose LLP        Winthrop, Stimson, Putnam & Roberts
           1585 Broadway                 One Battery Park Plaza
New York, New York 10036-8299        New York, New York 10004-1490
          (212) 969-3000                     (212) 858-1000

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effectiveness of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.[ ]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.[ ]_______
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.[ ]

                               ---------------
                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------


         Title of each class of             Amount to be
       securities to be registered          registered(1)
---------------------------------------- ------------------
Common Stock, par value $.01 per share   3,933,000 shares


                                                                                                       Amount of
         Title of each class of                Proposed maximum              Proposed maximum         registration
       securities to be registered        offering price per unit(2)   aggregate offering price(2)        fee
---------------------------------------- ---------------------------- ----------------------------- ---------------
Common Stock, par value $.01 per share             $ 15.00                     $58,995,000            $ 17,985.00


--------------------------------------------------------------------------------
(1) Includes 513,000 shares of Common Stock, which the Underwriters have the option to purchase to cover over-allotments, if any.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     This Registration Statement contains two forms of prospectus: one to be used in connection with an underwritten offering in the United States and Canada (the "U.S. Prospectus") and one to be used in a concurrent international offering (the "International Prospectus") of the common stock, par value $.01 per share, of Hosokawa Micron International Inc. The U.S. Prospectus for the offering in the United States and Canada follows immediately after this Explanatory Note. After the U.S. Prospectus are the alternate pages for the International Prospectus: a front cover page, a table of contents page, pages revised to conform cross-references and a "Subscription and Sale" section. A copy of the complete U.S. Prospectus and International Prospectus in the exact forms in which they are to be used after effectiveness will be filed with the Securities and Exchange Commission pursuant to Rule 424(b).

                   SUBJECT TO COMPLETION DATED JUNE   , 1998


                               3,420,000 Shares

              [GRAPHIC OMITTED] HOSOKAWA MICRON INTERNATIONAL INC.

                                  Common Stock
                               ($.01 par value)
                                 ------------
Of the 3,420,000 shares of common stock, par value $.01 per share (the "Common
  Stock"), offered hereby, 2,670,000 shares are being sold by Hosokawa Micron International Inc. ("Hosokawa" or the "Company") and 750,000 shares are being sold by Hosokawa Micron Corporation ("HMC" or the "Selling Stockholder"). See "Principal Stockholders and Selling Stockholder." Upon closing of the Offering (as defined below), the Selling Stockholder will own 70.4% of the outstanding Common Stock (67.5%, if the over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of the shares by the Selling Stockholder.

Of the 3,420,000 shares of Common Stock being offered, 2,736,000 shares (the "U.S. Shares") are initially being offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering") and 684,000 shares (the "International Shares") are initially being concurrently offered outside the United States and Canada by the Managers (the "International Offering" and, together with the U.S. Offering, the "Offering"). The offering price and underwriting discounts and commissions of the U.S. Offering and the
                     International Offering are identical.

Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $13.00 and $15.00 per share. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.


 The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "HOS."


The Common Stock Offered Hereby Involves a High Degree of Risk. See "Risk
               Factors" Beginning on Page 8 of this Prospectus.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              Underwriting                         Proceeds
                  Price to   Discounts and     Proceeds to        to Selling
                   Public     Commissions    Company (1)(2)   Stockholder (1)(2)
                 ---------- --------------- ---------------- -------------------
Per Share ......    $            $               $                $
Total (2) ......    $            $               $                $

----------------
(1) Before deducting expenses of the Offering payable by the Company and by the Selling Stockholder estimated to be $1,130,456 and $317,544, respectively.

(2) The Company has granted the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation within 30 days of the date hereof, to purchase up to a maximum of 513,000 additional shares to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Underwriting."

     The U.S. Shares are offered by the several U.S. Underwriters when, as and if delivered to and accepted by them, and subject to their right to reject orders in whole or in part. It is expected that the U.S. Shares will be ready
for delivery on or about    , 1998, against payment in immediately available
funds.


Credit Suisse First Boston               PaineWebber Incorporated

                        Prospectus dated       , 1998

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                               ----------------
     Alpine, Bepex, Vrieco-Nauta, Schugi, Stott, Mikro, Strong-Scott, K-G, Hutt, Kreuter, Ter Braak, Filtex, MikroPul, Menardi-Criswell, MikroPulverizer, Rotoplex, MikroCut, PEAC, Rietz, MikroACM, Solidaire, Pharmapaktor, Kompaktor, MikroPulsaire, Mikrotex and Pop-Top are trademarks or registered trademarks of the Company and affiliated companies.

     Micron, Hosokawa Micron and the Hosokawa Micron logo are registered trademarks of HMC and Hosokawa Micron B.V., a wholly owned Dutch subsidiary of the Company.

     "PolyQuest" is a registered service mark of Hosokawa Bepex Corporation, a subsidiary of the Company. "Process Technologies For Tomorrow" and "Hosokawa Pharma-Tech Center" are service marks of the Company.


     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                              PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus, including information under "Risk Factors". Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option and a
 .899 for 1.0 reverse stock split to be effective July 1, 1998. Unless otherwise indicated, all references to "Hosokawa" or the "Company" refer collectively to Hosokawa Micron International Inc. and its subsidiaries, and all references to "HMC" refer collectively to Hosokawa Micron Corporation and its subsidiaries other than the Company.



                                  The Company


     The Company is a global leader in designing, engineering and manufacturing powder and particle, plastics and confectionery processing equipment and systems and product recovery equipment and systems. Through its extensive array of brandname products and industry expertise, the Company provides custom-designed technological solutions to its customers' specific requirements. The Company's customers include a diverse group of leading multinational industrial, chemical, pharmaceutical, film extrusion and plastics, minerals, metals and food companies. In the fiscal year ended September 30, 1997, approximately 33.0% of the Company's sales were in the United States, approximately 44.2% were in Europe and approximately 22.8% were in the rest of the world. The Company believes that its diverse customer base, geographic markets served and product lines have contributed to consistent sales and operating profit growth over the last three years. The Company's net sales and operating income in the fiscal year ended September 30, 1997 were $360.5 million and $14.6 million, respectively.


     Hosokawa's goal is to be the primary supplier of highly-engineered, state-of-the-art process technology systems to the industries it serves. In order to achieve this goal, the Company has adopted several business strategies, the principal elements of which are:

     o Research and Development. Research and development, a significant source of growth for the Company, focuses on product innovation and new product development. The Company has over 35 products currently under development, 10 of which have been introduced in the first six months of the fiscal year ending September 30, 1998. Management believes that research and development will continue to be a significant source of growth for the Company. As a percentage of net sales, research and development expenses for the fiscal years ended September 30, 1995, 1996 and 1997 were 3.3%, 3.4% and 3.4%, respectively.

     o Acquisitions. In the last 10 fiscal years, the Company has successfully completed seven acquisitions to enhance its position as a supplier of integrated processing and product recovery technology solutions. For the fiscal year ended September 30, 1997, 54.8% of net sales were attributable to acquisitions completed since fiscal year 1988. Hosokawa expects to continue growing through acquisitions.

     o Penetrating New Markets. Hosokawa believes that there is substantial opportunity to grow by increasing its presence in new markets, including emerging markets. The Company expects to expand into new geographic markets by servicing existing core clients and by targeting new markets where opportunities arise. Between the fiscal year ended September 30, 1994 and the fiscal year ended September 30, 1997, the Company's net sales in new markets increased at a 13.5% compound annual growth rate, from $34.1 million to $49.9 million.

     o Product Integration. Hosokawa will continue integrating existing products into flexible systems specifically designed to solve a customer's processing needs. For example, the Company was able to design a system to manufacture expanded glass using existing products from a number of the Company's operating subsidiaries. This enabled the Company to secure the order and increase its gross margin on the existing products for such order. The Company believes that this strategy will continue to increase margins.

     o Product Repositioning. Hosokawa will continue to focus on broadening the applications of its existing products, with minimal modifications, for expansion into new applications in markets that the Company believes may have higher margins. For example, the Company's Bepex Compactor, currently used for compaction and forming powders in the chemical industry, has potential application for the production of medicinal chewing gums for the pharmaceutical industry.

     o Cost Reductions. Hosokawa will also continue its efforts to reduce costs as a percentage of costs of goods sold in order to increase margins, such as through increased productivity, expanded subcontracting of manufacturing, improved monitoring of worldwide purchasing costs and improved working capital management.

     The Company designs, engineers, manufactures and installs its equipment and systems through the following four product lines:

     The powder and particle processing product line provides, among other products, separators, mixers, dryers, agglomerators and compacting equipment and systems used in applications where precise particle size and structure are critical. For the fiscal year ended September 30, 1997, this product line's net sales and percentage contribution to the Company's total net sales was $168.5 million and 46.7%, respectively.

     The plastics processing product line provides plastic film blowing and extrusion equipment and systems for the manufacture of single- and multi-layer plastic films used primarily in the packaging and bag-making industries. For the fiscal year ended September 30, 1997, this product line's net sales and percentage contribution to the Company's total net sales was $66.6 million and 18.5%, respectively.

     The confectionery processing product line provides a full line of equipment and systems for the production of hard, soft and chewy candies, granola, health and candy bars and convenience foods and breakfast bars. For the fiscal year ended September 30, 1997, this product line's net sales and percentage contribution to the Company's total net sales was $25.5 million and 7.1%, respectively.

     The product recovery product line provides product recovery and dust collection equipment and systems and filter media. For the fiscal year ended September 30, 1997, this product lines's net sales and percentage contribution to the Company's total net sales was $99.9 million and 27.7%, respectively.


                                  Background

     The Company is a 98.0%-owned subsidiary of HMC, a publicly-traded Japanese corporation headquartered in Osaka, Japan and listed on the Osaka and Tokyo stock exchanges. HMC was founded in Osaka, Japan in 1916. In 1986, HMC reorganized all of its non-Japanese operations under the umbrella of Hosokawa. The Company was incorporated in Delaware in 1986. See "Business--History of the Company."

     HMC currently engages in generally the same businesses as the Company except for the plastics and confectionery processing product lines. For the fiscal year ended September 30, 1997, HMC had net sales of $484.5 million, of which $357.1 million were attributable to net sales of the Company (excluding intercompany sales).

     The Company, in the normal course of business, conducts business with HMC and its affiliated companies other than the Company. For the fiscal year ended September 30, 1997, $3.4 million of net sales of the Company were to HMC and its other affiliated companies and $0.5 million in net sales of HMC and its other affiliated companies were to the Company. The Company also operates as licensor and licensee under various license agreements with HMC. Under such license agreements, the Company and HMC have allocated between them the rights (in certain cases on an exclusive basis and in others on a non-exclusive basis) to manufacture, sell and service certain products in certain geographic regions. See "Certain Transactions."

     HMC, after completion of the Offering, will own 70.4% of the outstanding Common Stock (67.5%, if the Underwriters' over-allotment option is exercised in full). See "Risk Factors -- Control of the Company." In addition, four members of the Company's Board of Directors are members of HMC's senior management. See "Management--Directors and Executive Officers."

     The Company's principal executive offices are located at 780 Third Avenue, Suite 3201, New York, New York 10017. Its telephone number is (212) 826-3830.

                                   The Offering

Common Stock offered by:
 The Company ...........................   2,670,000 shares
 The Selling Stockholder ...............     750,000 shares
                                           ---------
   Total ...............................   3,420,000 shares
Common Stock offered for sale in:
 The U.S. Offering .....................   2,736,000 shares
 The International Offering ............     684,000 shares
                                           ---------
   Total ...............................   3,420,000 shares
Common Stock to be outstanding
 after the Offering ....................   12,165,517 shares(1)(2)
Use of proceeds by the Company .........   To reduce existing short-term indebtedness, including
                                           under promissory notes issued to various banks and
                                           indebtedness incurred under a commercial paper
                                           program. See "Use of Proceeds."
Proposed NYSE symbol ...................   "HOS"


----------------
(1) On April 16, 1998, the Board of Directors authorized and the Selling Stockholder approved a 0.89904874 for 1.0 reverse stock split of the Common Stock, effective July 1, 1998.


(2) Excludes 87,657 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1997 Stock Option Plan at an exercise price of $9.89 per share and excludes 890,058 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan. See "Management--Stock Option Plan" and "--Stock Incentive Plan."

                      Summary Consolidated Financial Data

     The following summary consolidated financial data with respect to the Company's results of operations for the years ended September 30, 1995, 1996 and 1997, has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The summary consolidated financial information with respect to the Company's results of operations for the years ended September 30, 1993 and 1994, has been derived from the audited consolidated financial statements of the Company which are not included in this Prospectus. The information for the interim periods is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full year. The summary consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.



                                                       (Dollars in thousands except per share data)
                                          ----------------------------------------------------------------------
                                                                        Year Ended
                                                                      September 30,
                                          ----------------------------------------------------------------------
                                               1993          1994          1995        1996(1)         1997
                                          ------------- ------------- ------------- ------------- --------------
Statement of Operations Data:
Net sales ...............................  $  283,311    $   272,225   $   339,048   $   371,710   $    360,472
Cost of sales ...........................     196,385        185,587       236,904       259,316        247,022
                                           ----------    -----------   -----------   -----------   ------------
Gross profit ............................      86,926         86,638       102,144       112,394        113,450
Selling, general and administrative
 expenses ...............................      81,550         69,767        82,989        85,690         85,355
Research and development expenses .......       8,637          8,489        11,019        12,610         12,152
Amortization of intangibles .............       2,291          2,171         2,281         2,336          2,228
Restructuring(2) ........................      20,131              0        (3,239)            0            247
Other (income) ..........................        (404)        (1,258)         (763)         (493)        (1,110)
                                           ----------    -----------   -----------   -----------   ------------
Operating (loss) income .................     (25,279)         7,469         9,857        12,251         14,578
Interest expense, net ...................       5,288          4,292         6,656         6,100          5,573
Other expense (income), net .............        (236)           207        (3,393)          416            756
                                           ----------    -----------   -----------   -----------   ------------
(Loss) income before taxes on income          (30,331)         2,970         6,594         5,735          8,249
Provision for income taxes ..............         382          1,669         1,828         2,931          3,996
                                           ----------    -----------   -----------   -----------   ------------
(Loss) income before minority interest        (30,713)         1,301         4,766         2,804          4,253
Minority interest .......................        (643)          (283)            0             0              0
Net (loss) income before cumulative
 effect of change in accounting
 principle ..............................     (31,356)         1,018         4,766         2,804          4,253
Cumulative effect at October 1, 1993
 of change in accounting principle ......           0            310             0             0              0
                                           ----------    -----------   -----------   -----------   ------------
Net (loss) income .......................     (31,356)         1,328         4,766         2,804          4,253
Preferred dividends paid ................       3,252          3,972         3,972         3,972          3,683
                                           ----------    -----------   -----------   -----------   ------------
Net (loss) income available to
 common stockholders ....................  $  (34,608)   $    (2,644)  $       794   $    (1,168)  $        570
                                           ==========    ===========   ===========   ===========   ============
Dividend declared per common share.......          --    $      0.33   $      0.33            --             --
(Loss) earnings per common share:
Basic (3) ...............................  $   (21.56)   $     (1.64)  $      0.49   $     (0.73)  $       0.25
Diluted(3) ..............................  $   (21.56)   $     (1.64)  $      0.49   $     (0.73)  $       0.25
Shares applicable in computing (loss)
 earnings per common share:
Basic(3) ................................   1,604,877      1,607,346     1,607,346     1,607,346      2,264,694
Diluted(3) ..............................   1,621,290      1,623,759     1,623,759     1,623,759      2,281,107
Pro forma interest expense(4) ...........                                                          $      3,654
Pro forma net income(4) .................                                                          $      5,939
Pro forma earnings per share(4):
Basic ...................................                                                          $       0.46
Diluted .................................                                                          $       0.46
Adjusted diluted(4) .....................                                                          $       0.49
Shares used in computing pro forma
 earnings per common share(4):
Basic ...................................                                                             4,934,694
Diluted .................................                                                             4,951,107
Adjusted diluted(4) .....................                                                            12,181,930
Other Data:
EBITDA(5) ...............................  $  (13,728)   $    17,632   $    20,991   $    24,494   $     27,031
Backlog .................................      94,312        111,883       120,153       130,976        115,495



                                          (Dollars in thousands except
                                                 per share data)
                                          -----------------------------
                                                Six Months Ended
                                                    March 31,
                                          -----------------------------
                                               1997           1998
                                          -------------- --------------
Statement of Operations Data:                      (unaudited)
Net sales ...............................  $    183,750   $    178,856
Cost of sales ...........................       126,945        122,469
                                          -------------   ------------
Gross profit ............................        56,805         56,387
Selling, general and administrative
 expenses ...............................        44,337         41,344
Research and development expenses .......         6,256          6,023
Amortization of intangibles .............         1,136          1,092
Restructuring(2) ........................             0              0
Other (income) ..........................          (645)          (384)
                                          -------------   ------------
Operating (loss) income .................         5,721          8,312
Interest expense, net ...................         2,756          2,686
Other expense (income), net .............           718            407
                                          -------------   ------------
(Loss) income before taxes on income              2,247          5,219
Provision for income taxes ..............         1,088          1,743
                                          -------------   ------------
(Loss) income before minority interest            1,159          3,476
Minority interest .......................             0              0
Net (loss) income before cumulative
 effect of change in accounting
 principle ..............................         1,159          3,476
Cumulative effect at October 1, 1993
 of change in accounting principle ......             0              0
                                          -------------   ------------
Net (loss) income .......................         1,159          3,476
Preferred dividends paid ................         1,986             --
                                          -------------   ------------
Net (loss) income available to
 common stockholders ....................  $       (827)  $      3,476
                                          =============   ============
Dividend declared per common share.......            --   $       0.21
(Loss) earnings per common share:
Basic (3) ...............................  $      (0.51)  $       0.37
Diluted(3) ..............................  $      (0.51)  $       0.37
Shares applicable in computing (loss)
 earnings per common share:
Basic(3) ................................     1,607,346      9,495,517
Diluted(3) ..............................     1,623,759      9,511,930
Pro forma interest expense(4) ...........  $      1,796   $      1,644
Pro forma net income(4) .................  $      2,003   $      4,402
Pro forma earnings per share(4):
Basic ...................................  $       0.00   $       0.36
Diluted .................................  $       0.00   $       0.36
Adjusted diluted(4) .....................  $       0.16   $       0.36
Shares used in computing pro forma
 earnings per common share(4):
Basic ...................................     4,277,346     12,165,517
Diluted .................................     4,293,759     12,181,930
Adjusted diluted(4) .....................    12,181,930     12,181,930
Other Data:
EBITDA(5) ...............................  $     11,926   $     14,030
Backlog .................................       130,407        129,019

                                                             (Dollars in thousands except per share data)
                                         ------------------------------------------------------------------------------------
                                                                  Year Ended                             Six Months Ended
                                                                September 30,                                March 31,
                                         ------------------------------------------------------------ -----------------------
                                             1993        1994        1995       1996(1)       1997        1997        1998
                                         ----------- ----------- ----------- ------------ ----------- ----------- -----------
                                                                                                            (unaudited)
Cash provided by (used in) operating
 activities ............................    11,204      12,012      (1,882)      13,831      13,057      (6,394)      2,510
Cash used in investing activities ......    (8,976)     (3,263)     (9,628)     (13,104)     (9,359)     (3,378)     (5,053)
Cash provided by (used in) financing
 activities ............................     1,336       3,781      (7,402)       1,920      (2,136)      7,442      (1,313)



                                                       March 31, 1998
                                                -----------------------------
                                                                 Pro Forma,
                                                    Actual     As Adjusted(6)
                                                ------------- ---------------
                                                   (Dollars in thousands)
      Balance Sheet Data:
      Working capital .........................   $ (49,265)     $ (15,950)
      Total assets ............................     286,820        286,820
      Short-term debt including current
       portion of long-term debt ..............      83,361         50,046
      Long-term debt less current portion .....      15,229         15,229
      Stockholders' equity ....................      59,056         92,371


----------------
(1) Includes the results of Kreuter GmbH and Ter Braak B.V. from March 1996.
(2) Restructuring includes costs recognized by the Company in connection with the liquidation of an Italian subsidiary and the restructuring of its manufacturing operations within the United States. In fiscal 1995, the Company substantially completed its restructuring program. Since the actual costs associated with the restructuring were less than originally provided for in fiscal 1993, such amount was reversed into income in fiscal 1995. In addition, in fiscal 1997 the Company recorded a charge of $843 (the charge was allocated as follows: cost of sales, $90 and restructuring, $753). This charge was partially offset by a reversal of a prior restructuring charge in the amount of $506 as actual restructuring costs were lower than anticipated. (3) The basic (loss) earnings per common share has been computed based upon the weighted average number of shares of Common Stock outstanding. Diluted (loss) earnings per common share has been computed based on weighted average number of shares of Common Stock outstanding, including shares that would have been outstanding assuming the issuance of Common Stock for all potentially dilutive instruments. The shares issuable upon the exercise of outstanding stock options represent the only potentially dilutive common shares. The amount of (loss) earnings and number of shares used in the calculation of basic and diluted (loss) earnings per common share were the same for the loss periods presented. Diluted loss per share does not include any incremental shares that would have been outstanding assuming the exercise of any stock options because those shares would have been anti-dilutive. Due to the exchange in fiscal 1997 of both classes of preferred stock for Common Stock, historical earnings per share are not indicative of future earnings per share.

(4) Gives effect to the sale of 2,670,000 shares of Common Stock to be sold by the Company in the Offering at an estimated public offering price of $14.00 per share (the midpoint of the estimated range), and the application of the estimated net proceeds therefrom to repay debt, as if the transaction had occurred at the beginning of each period presented. See "Use of Proceeds." Adjusted diluted assumes the exchange of the preferred stock as of October 1, 1996, and, accordingly, no preferred stock dividends were paid. Adjusted diluted earnings per share were calculated using net income of $5,939 for the year ended September 30, 1997, $2,003 for the six months ended March 31, 1997 and $4,402 for the six months ended March 31, 1998.

(5) EBITDA consists of operating (loss) income plus depreciation and amortization of intangibles. Adjusted EBITDA is defined as EBITDA adjusted to exclude the impact of restructuring activities resulting in adjustments in fiscal 1993, 1995 and 1997 of $20,131, $(3,239) and $337, respectively.
    For fiscal years ended September 30, 1993, 1995 and 1997, Adjusted EBITDA was $6,403, $17,752 and $27,368, respectively. The Company does not consider EBITDA and Adjusted EBITDA, nor should they be considered, as alternative measures of operating results or cash flows from operating activities as determined in accordance with generally accepted accounting principles. Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

(6) Gives effect to the sale of 2,670,000 shares of Common Stock to be sold by the Company in the Offering at an estimated public offering price of $14.00 per share (the midpoint of the estimated range), and the application of the estimated net proceeds therefrom to repay debt, as if the transactions had occurred as of March 31, 1998. See "Use of Proceeds."

                                 RISK FACTORS

     An investment in the shares of Common Stock involves a high degree of risk. In addition to the other information in this Prospectus, prospective investors should carefully consider the following factors in evaluating the Company and its business before purchasing any shares of Common Stock.

Fluctuating Results of Operations

     Historically, the Company's results of operations have fluctuated materially both annually and quarterly. These fluctuations have resulted from several factors, including, among others, changes in the exchange rate of the U.S. dollar against other currencies (in particular, the German mark and the Dutch guilder), the timing of new products and systems introductions by the Company and its competitors, acquisitions, certain nonrecurring expenses related to the Company's restructuring in 1993, competitive pressures, fluctuations in volume of shipments and recognition of unanticipated warranty claims on large product recovery projects. In addition, the unit price of certain of the Company's systems and products can exceed $3.0 million. Accordingly, a delay in or a cancellation of the delivery of a limited number of orders and shipments can constitute a meaningful percentage of the Company's revenue in any one period and can have a material impact on the Company's revenues in any one quarter or year. The Company believes that it will continue to experience fluctuations in its results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Exposure to Exchange Rate Fluctuations

     Although the Company reports its results in U.S. dollars, a substantial portion of its net sales, expenses and indebtedness are denominated in other currencies, in particular, the German mark and the Dutch guilder. As a result, the Company is significantly exposed to fluctuations in the exchange rate of the U.S. dollar against such currencies. For the fiscal year ended September 30, 1997, approximately 64.0% of net sales and approximately 70.0% of expenses were denominated in foreign currencies. Any appreciation in the value of the U.S. dollar against such currencies may be expected to adversely affect the Company's results of operations. The cumulative foreign currency translation adjustments as of March 31, 1998 have not been material. While management will continue to monitor the Company's exposure to currency fluctuations and to enter into foreign exchange contracts to hedge firm foreign currency commitments based on firm orders and shipments, in an attempt to minimize the effect of these fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on the Company's results of operations or financial condition, or that any hedging strategies, if employed, will be successful. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements--(1) Summary of Significant Accounting Policies."


Risks Associated with International Operations

     The Company operates manufacturing, sales and other facilities in sixteen countries on six continents and sells its products and systems in over 115 countries. In the fiscal year ended September 30, 1997, net sales of the Company's products outside the United States totaled approximately $241.7 million, representing approximately 67.0% of the Company's net sales for that fiscal year. As a result of its international operations, the Company is subject to risks associated with operating in foreign countries, including devaluations and revaluations of currencies, imposition of limitations on conversion of foreign currencies into dollars or remittance of dividends and other payments by foreign subsidiaries, imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, hyperinflation, imposition of or changes in investment regulations by foreign governments, availability of suitable export financing, barriers to trade, export license requirements, tariff regulations, and other United States and foreign regulations that may apply to the export or import of the Company's products, components and systems, as well as the generally greater difficulties of doing business abroad. In addition, the Company may be directly affected by economic, political and military conditions in the countries in which it operates, particularly in emerging markets such as South America, India, South Africa, Asia and Eastern Europe. Such risks have not had a material adverse effect on the Company, although no assurance can be given that such risks will not have a material adverse effect on the Company in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Cyclical End Markets

     The markets for certain of the Company's systems and products are cyclical. During periods of expansion in capital investment, the Company generally has benefited from increased demand for its systems and products. Conversely, during recessionary times, the Company has been adversely affected by declines in demand for such systems and products. There can be no assurance that growth in the markets for the Company's systems and products will occur or that such growth will result in increased demand for the Company's systems and products. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Risks Related to Intellectual Property Protection

     The Company relies primarily upon a combination of copyright and trademark laws, patents, trade secrets, confidentiality procedures and contractual arrangements to protect its proprietary rights. The Company also relies upon unpatented proprietary and trade secret technology, particularly with respect to certain products in its powder and particle processing and product recovery product lines, and some of the Company's competitors in the past have used such technologies to manufacture and market copies of the Company's products. To the extent that the Company has proprietary rights to these technologies, such as through copyright protection in the United Kingdom, it has taken appropriate steps to enforce its rights. Despite the Company's efforts to protect its proprietary rights, there can be no assurance that the steps taken by the Company will be adequate to deter misappropriation of its proprietary information, that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights or that the Company's competitors will not independently develop similar technology.

     To date, the Company has received only two claims that its intellectual property rights infringe on the rights of others and management does not believe their disposition will have a material adverse effect on the Company. There can be no assurance, however, that any additional claims will not be asserted against the Company in the future, that the assertion of such a claim will not result in litigation or that the Company would prevail in such litigation or be able to obtain a license for the use of any alleged infringed intellectual property from a third party on commercially reasonable terms. The risk of infringement claims against the Company may increase if other parties are able to successfully obtain patents for products and processes related to the Company's business. Any such claims, regardless of their outcome, could result in substantial cost to the Company, require the Company to modify the manner in which it provides products and services and divert management's attention from the Company's operations, any of which could have a material adverse effect on the Company's business, operating results and financial condition. See "Business--Intellectual Property Rights."

Dependence Upon New Systems and Products

     The Company's results of operations depend, to a significant extent, upon its ability to develop and commercialize new systems and products in response to the competitive dynamics within the powder and particle, confectionery and plastics processing and product recovery equipment industries. The Company's ability to achieve growth in revenues and profitability depends in part on its being among the first companies to introduce new systems and products. While the Company believes its product development pipeline will allow it to compete effectively, no assurance can be given that any of the systems and products in development will be successful and generate significant revenues and profitability. See "-- Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

Risk of Product Liability Claims; No Assurance of Adequate Insurance

     The sale of the Company's systems and products involves a risk of product liability claims and the adverse publicity that may accompany such claims. The Company is a defendant in a number of product liability cases, the outcome of which the Company believes should not materially adversely affect the Company's business or its financial condition. Although the Company maintains what it believes to be an adequate amount of product liability insurance coverage, there can be no assurance that the Company's existing product liability insurance will cover all current and future claims or that the Company will be able to maintain existing coverage or obtain, if it determines to do so, insurance providing additional coverage at reasonable rates. No assurance can be given that one or more of the claims arising under any pending or future product liability cases, whether or not covered by insurance, will not have a material adverse effect on the Company's business or financial position. See "Business -- Legal Proceedings" and "Business--Product Liability; Insurance."

Potential Liability to Clients

     Much of the Company's business involves projects that are critical to the operations of its clients' businesses and provide benefits that may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against the Company, regardless of the Company's responsibility for such failure. While the

Company attempts to contractually limit its liability for damages arising from its products and systems, there can be no assurance the limitations of liability set forth in its purchase contracts will be enforceable in all instances or would otherwise protect the Company from liability for damages. While the Company currently maintains general liability insurance, there can be no assurance that the Company will avoid significant claims and attendant publicity. Furthermore, there can be no assurance that the Company's insurance coverage will be adequate or that such coverage will remain available at acceptable costs. Successful claims brought against the Company in excess of its insurance coverage could have a material adverse effect on the Company's business, operating results and financial condition.

Indebtedness of the Company

     After giving effect to the completion of the Offering, the Company had outstanding on a pro forma basis as of March 31, 1998, long-term and short-term debt of approximately $65.3 million, $50.0 million of which bears interest at variable rates. The Company's growth strategy contemplates acquiring companies with complementary products or technologies. All or a portion of such acquisitions may be financed through additional indebtedness. A substantial amount of indebtedness could have adverse consequences on the Company, including the following: (i) an inability to obtain additional financing for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; (ii) the dedication of a substantial portion of the Company's cash flow from operations to the payment of principal and interest on its indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) an exposure to the risk of increased interest rates as certain of the Company's borrowings are and will continue to be at variable rates of interest; (iv) a competitive disadvantage, since the Company may be substantially more leveraged than certain of its competitors; (v) a reduced ability to adjust rapidly to changing market conditions and increased vulnerability in the event of a downturn in general economic conditions or its business.


     As of March 31, 1998, approximately 29.6 million German marks ($16.0 million) were outstanding with three German banks under agreements that require a subsidiary of the Company (HMI Unternehmens-Holding GmbH ("HMI-U"), the holding company for Hosokawa Alpine AG, Hosokawa Bepex GmbH and Hosokawa Kreuter GmbH), to increase its equity by an amount equal to after-tax profits until equity is at least 25.0% of total assets, and to maintain such equity level thereafter, and to satisfy certain financial tests (primarily to maintain cash flow at levels no less than 70.0% of those provided for in fiscal 1996). HMI-U's ability to meet such financial tests may be affected by events beyond its control related to restrictions or limits on the level of earnings which may be paid to HMI-U from its subsidiaries, and there can be no assurance that HMI-U will meet such tests. As of March 31, 1998, the Company believes that HMI-U is in compliance with such financial tests. A breach of financial tests could result in an event of default under such debt, in which case the lenders could elect to declare all liabilities and obligations thereunder to be immediately due and payable and to terminate all commitments under such debt. If such debt were to be accelerated, there can be no assurance that the Company would be able to repay in full such indebtedness and other indebtedness of the Company, and in such event the equity holders could lose their entire investment. The Company had negative working capital at March 31, 1998 amounting to $49.3 million. This includes short term bank and commercial paper borrowings of $83.4 million. These borrowings, principally used to fund acquisitions, have been renewed on an annual basis over the past several years and management believes they will continue to be renewed on an ongoing basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

Competition

     The powder and particle, confectionery and plastics processing and product recovery equipment and systems industries are competitive. The Company competes with numerous companies in each industry, and within the product recovery industry generally and the filter media segment of that industry specifically, the competition is particularly intense. In addition, the Company may encounter competition from new market entrants, particularly within the market for product recovery equipment. Furthermore, because of the relatively low rate of technological obsolescence in the pulverizing machinery market, there exists a large supply of used pulverizing machinery which can result in substantial price competition for orders. Some of the Company's competitors have significantly greater financial resources than the Company and, therefore, may spend more than the Company on research, product development and marketing. Finally, there can be no assurance that competitors will not take actions, including developing new systems and products and reducing prices, which could adversely affect the Company's sales and operating results. See "Business--Industry Background and Competition."

Dependence on Key Personnel

     The Company's success is largely dependent upon the continued contributions of its key management and operating personnel. Many of the Company's key personnel, particularly its key engineers, would be difficult to replace and are not subject to employment agreements. However, such personnel have entered into non-competition and assignment of invention agreements.

     The Company's growth and future success will depend in large part upon its ability to attract and retain highly qualified engineering, sales and marketing personnel. Competition for such personnel from other companies, academic institutions, government entities and other organizations is intense. Although the Company has been successful to date in recruiting and retaining key personnel, there can be no assurance that the Company will be successful in attracting and retaining the personnel it requires in order to continue to grow and operate profitably. Also, there can be no assurance that management skills which have been appropriate for the Company in the past will continue to be appropriate if the Company continues to grow and diversify.

     The Company's success also depends to a significant extent upon its President and Chief Executive Officer, Isao Sato. The loss of the services of Mr. Sato could have a material adverse effect on the Company. The Company has entered into an employment contract with Mr. Sato, but does not maintain key person life insurance on Mr. Sato and does not intend to obtain such insurance. See "Management--Directors and Executive Officers" and "-- Executive Compensation."

Risks Associated with Potential Acquisitions

     As part of its operating history and growth strategy, the Company has consummated and seeks to consummate the acquisition of other businesses. The Company continually seeks acquisition candidates in selected markets and from time to time engages in exploratory discussions with suitable candidates. There can be no assurance, however, that the Company will be able to identify and acquire targeted businesses or obtain financing for such acquisitions on satisfactory terms. The process of integrating acquired businesses into the Company's operations may result in unforeseen difficulties and may require a significant amount of resources and management attention. Future acquisitions may be financed through the issuance of Common Stock, which may dilute the ownership of the Company's shareholders, or through the incurrence of additional indebtedness which could result in the use of a significant portion of the Company's debt capacity. In addition, there can be no assurance that competition for acquisition candidates will not escalate, thereby increasing the costs of making acquisitions or making suitable acquisitions unattainable. Furthermore, there can be no assurance that any acquired products or technology will gain acceptance in the Company's markets. Should the Company's management fail to respond effectively to these challenges, future acquisitions could have a material adverse effect on the Company's business, operating results and financial condition.

Environmental Matters

     The Company's operations are subject to federal, state, local and foreign laws and regulations concerning pollution and protection of the environment, including those relating to the storage, handling, generation, treatment, emission, release, discharge and disposal of certain substances, materials and wastes (collectively, the "Environmental Laws"). While the Company believes it is currently in material compliance with the Environmental Laws, there can be no assurance that the Company will not incur significant costs in the future to cure any violations thereof, remediate any contamination attributable to its operations or to maintain compliance in response to changes in the Environmental Laws.

Dependence on Component Availability, Subcontractor Performance and Key Suppliers

     The Company's ability to deliver its products and systems to customers on a timely basis is dependent in part upon the availability of and timely delivery by subcontractors and suppliers of the components and subsystems that are used by the Company in manufacturing its products and systems. The Company does not, in most areas, maintain a substantial inventory of components and subsystems. The Company obtains certain components and subsystems from a limited number of sources, but believes that most components and subsystems are available from alternative suppliers and subcontractors. A significant interruption in the delivery of such items, however, could have a material adverse effect on the Company's business and results of operations. See "Business--Manufacturing and Other Facilities."

No Prior Public Market; Possible Share Price Volatility

     Prior to the Offering, there has been no public market for the Common Stock, and there can be no assurance that an active trading market will develop or be sustained after the Offering. The public offering price of the Common

Stock will be determined by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters. The stock market, including the New York Stock Exchange, on which the Common Stock has been approved for listing, has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like the stock prices of many publicly traded companies, may be highly volatile. Announcements of new systems or products by the Company or its competitors and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may significantly influence the market price of the Common Stock. See "Underwriting."


Control of the Company

     Following the completion of this Offering, HMC will own an aggregate 70.4% (or approximately 67.5% if the Underwriters exercise in full the over-allotment option granted by the Company) of the outstanding Common Stock. As a result of its stock ownership, HMC will be able to elect all of the directors of the Company and to control the Company's affairs following the Offering. Currently, four members of the board of directors of the Company are members of senior management of HMC. See "Management--Directors and Executive Officers."

     In addition, the stock ownership described above may also have the effect of either delaying or preventing a change of control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Principal Stockholders and Selling Stockholder."

Related Party Transactions

     The Company, in the normal course of business, conducts business with HMC and its affiliated companies other than the Company. For the fiscal year ended September 30, 1997, $3.4 million of net sales of the Company were made to HMC and its other affiliated companies and $0.5 million of net sales of HMC and its other affiliated companies were made to the Company. The Company operates as licensor and licensee under various license agreements with HMC. Royalty income of $0.3 million and $0.4 million were received from HMC and royalty payments of $0.1 million and $0.1 million were paid to HMC under the license agreements, in fiscal years ended September 30, 1997 and 1996, respectively. The Company's licensing agreements with HMC granting HMC the right to manufacture, use and sell certain products in the Company's powder and particle processing and product recovery product lines on an exclusive basis in Japan and on a non-exclusive basis in all other Asian countries, including the countries which comprised the former USSR (but excluding India and all countries west of India), may limit the Company's ability to expand its markets to include such regions or products or limit its ability to increase its sales of such products in those regions.

     The Company has also entered into marketing agreements with HMC, whereby all of the Company's subsidiaries and divisions can access HMC's Asian sales and marketing network. Total fees paid under such agreements were $1.0 million for the fiscal years ended September 30, 1997 and 1996. HMC has also guaranteed certain obligations of the Company with respect to the commercial paper program and certain other indebtedness of the Company. Guarantee fees paid to HMC with respect to its commercial paper guarantee were $0.1 million for the fiscal years ended September 30, 1997 and 1996. Beginning October 1, 1997, the amounts to be paid for these services and guarantees were revised. The revisions to the guarantees provide that the Company pay HMC fees of 0.1875% on unused lines of credit and 0.375% on used lines of credit. For the first six months of fiscal 1998, guarantee fees totalled $0.1 million. The loss of any of these guarantees could have a material adverse impact on the Company's ability to secure financing or force the Company to secure such financing on terms which are less favorable to the Company than currently exist. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

Anti-Takeover Provisions

     Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws, as well as the Delaware General Corporation Law (the "Delaware GCL"), could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Moreover, certain provisions of the Company's Restated Certificate of Incorporation or Bylaws (i) require that certain business combination transactions and other specified transactions entered into with stockholders of the Company beneficially owning more than 10% of the Company's voting power be approved by the affirmative vote of not less than 80% of the outstanding voting power or by a two-thirds vote of the Company's incumbent directors, (ii) generally permit removal of directors with cause only by a majority vote of the stockholders of the Company, (iii) classify the Board of Directors into three classes, (iv) require that stockholder actions taken without an annual or special meeting be taken by written consent of all stockholders entitled to vote, (v) require that the provisions of the Restated Certificate of Incorporation regarding the classified Board, certain business combination transactions and the unanimous stockholder consent be amended, altered or repealed only by the affirmative vote of not less than 80% of the outstanding stock, and (vi) require the Company's Board of Directors, Chairman of the Board, the President or the Secretary at the request of the Chairman or President, to call a special meeting of the stockholders. See "Description of Capital Stock."

Shares Eligible for Future Sale

     In addition to the 3,420,000 shares offered hereby, approximately 8,745,517 shares of Common Stock constituting 71.9% of the shares outstanding after completion of the Offering will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act immediately after the Offering. The sale of any substantial number of shares of Common Stock may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. However, holders of 8,718,696 shares of Common Stock have entered into lock-up agreements in which such holders have agreed not to offer or sell publicly or otherwise dispose of such shares without the consent of Credit Suisse First Boston Corporation for 180 days after the date of the Offering. See "Principal Stockholders and Selling Stockholder," "Shares Eligible for Future Sale" and "Underwriting."


Dilution

     The public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate, substantial dilution estimated to be $12.54 per share (based on an estimated offering price of $14.00 per share, the midpoint of the estimated range, and after deducting underwriting discounts and offering expenses). See "Dilution."


Broad Discretion in Use of Proceeds

     All of the net proceeds to be received by the Company in connection with this Offering will be used to reduce existing short-term indebtedness, including under promissory notes issued to various banks and a commercial paper program. Accordingly, management of the Company will be able to incur additional indebtedness by issuing additional promissory notes or increasing borrowings under the commercial paper program and will have broad discretion with respect to the expenditure of the funds resulting from such additional indebtedness. In particular, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies. The Company has signed a letter of intent with respect to the acquisition of certain assets with a book value of approximately $2.0 million and the assumption of certain liabilities of approximately $1.0 million of a privately held company located on the East Coast of the United States for a purchase price of approximately $2.7 million. This company is engaged in the design, manufacture and sale of particle size reduction equipment. It is expected that this acquisition will close in the Summer of 1998 and that a portion of the available credit resulting from the repayment of short-term indebtedness with the proceeds of this Offering will be used for the acquisition. There can be no assurance that the Company will successfully deploy these proceeds in a manner that enhances shareholder value. See "-- Risks Associated with Potential Acquisitions" and "Use of Proceeds."

Restrictions on the Payment of Dividends


     At its March 19, 1998 meeting, the Board of Directors adopted a policy for the Company to pay an annual dividend of $0.42 per share of Common Stock, payable quarterly, subject to the Company's results of operations, financial condition, contractual restrictions, availability of assets out of which to pay such dividends under applicable law and other factors deemed relevant by the Board of Directors. At the same meeting, the Board of Directors of the Company declared a dividend of $0.21 per share payable to holders of record of Common Stock on March 31, 1998, which represents the aggregate dividend for the first two quarters of the 1998 fiscal year in accordance with the policy adopted at such meeting. In addition, the Board of Directors by unanimous written consent dated June 12, 1998 declared a dividend of $0.105 per share payable to holders of record of Common Stock on June 15, 1998, which represents the dividend for the third quarter of the 1998 fiscal year. Therefore, following completion of the Offering and subject to the foregoing limitations, the one quarterly dividend equal to $0.105 per share to be declared by the Board of Directors for the remainder of fiscal year 1998 in accordance with such policy will be payable, if so declared, to holders of record of Common Stock on September 15, 1998. The Board of Directors may revoke or modify such policy at any time in the future at its sole discretion. In addition, as a holding company, the ability of the Company to pay dividends depends upon the consolidated financial condition and results of operations of the Company and its subsidiaries. Furthermore, the Company's subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. See "Dividend Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Common Stock offered hereby, after deducting underwriting discounts and commissions and estimated offering expenses of $4.1 million, will be approximately $33.3 million, assuming a public offering price of $14.00 per share (the midpoint of the estimated range), ($40.0 million, if the Underwriters' over-allotment option is exercised in full). The Company intends to use such net proceeds to repay short-term indebtedness under promissory notes issued to banks, which bear interest as of March 31, 1998 at an average rate of 6.9% and a portion of the Commercial Paper Notes issued under the Company's commercial paper program, which bear interest as of March 31, 1998 at an average implied rate of 6.0%. The determination of which indebtedness to repay and to what extent will depend upon a number of factors at the time of repayment, including the interest rates then in effect. The Company intends to use a portion of the available credit resulting from the repayment of such indebtedness to fund the $2.7 million purchase price for an acquisition which is the subject of a letter of intent. See "Business--Acquisitions." The Company will receive no proceeds from shares sold by the Selling Stockholder. See "Capitalization" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



                                DIVIDEND POLICY

     At its March 19, 1998 meeting, the Board of Directors adopted a policy for the Company to pay an annual dividend of $0.42 per share of Common Stock, payable quarterly, subject to the Company's results of operations, financial condition, contractual restrictions, availability of assets out of which to pay such dividends under applicable law and other factors deemed relevant by the Board of Directors. At the same meeting, the Board of Directors of the Company declared a dividend of $0.21 per share payable to holders of record of Common Stock on March 31, 1998, which represents the aggregate dividend for the first two quarters of the 1998 fiscal year in accordance with the policy adopted at such meeting. In addition, the Board of Directors by unanimous written consent dated June 12, 1998 declared a dividend of $0.105 per share payable to holders of record of Common Stock on June 15, 1998, which represents the dividend for the third quarter of the 1998 fiscal year. Therefore, following completion of the Offering and subject to the foregoing limitations, the one quarterly dividend equal to $0.105 per share to be declared by the Board of Directors for the remainder of fiscal year 1998 in accordance with such policy will be payable, if so declared, to holders of record of Common Stock on September 15, 1998. The Board of Directors may revoke or modify such policy at any time in the future at its sole discretion. In addition, the ability of the Company to pay dividends depends upon the consolidated financial condition and results of operations of the Company and its subsidiaries. Furthermore, the Company's subsidiaries, from time to time, may be subject to restrictions on their ability to make distributions to the Company, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions. There are no restrictive covenants in loan agreements which currently restrict the payment of dividends by the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION

     The following table sets forth the capitalization of the Company as of March 31, 1998 (i) on a historical basis, and (ii) pro forma, as adjusted to give effect to the receipt and application of the estimated net proceeds of the sale of 2,670,000 shares of Common Stock offered by the Company in the Offering, assuming a public offering price of $14.00 per share (the midpoint of the estimated range). This table should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."



                                                          March 31, 1998
                                                  ------------------------------
                                                                    Pro Forma
                                                     Actual       As Adjusted(1)
                                                  ------------   ---------------
                                                      (Dollars in thousands)
Notes payable to banks ........................    $  34,111        $  24,111
                                                   =========        =========
Commercial paper ..............................       49,250           25,935
                                                   =========        =========
Notes payable to banks--long term .............       15,229           15,229
                                                   =========        =========
Stockholders' equity
Common stock ($.01 par value, 12,500,000
 shares authorized at March 31, 1998; issued
 and outstanding: 9,495,517 at
 March 31, 1998) ..............................           95              122
Additional paid-in capital ....................      103,665          136,953
Accumulated deficit ...........................      (45,746)         (45,746)
Unrealized loss in marketable securities ......         (110)            (110)
Cumulative translation adjustment .............        1,152            1,152
                                                   ---------        ---------
   Total stockholders' equity .................    $  59,056        $  92,371
                                                   ---------        ---------
   Total capitalization .......................    $ 157,646        $ 157,646
                                                   =========        =========


--------------------
  (1) Excludes 87,657 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1997 Stock Option Plan at an exercise price of $9.89 per share and excludes 890,058 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan. See "Management--Stock Option Plan" and "-- Stock Incentive Plan."

                                   DILUTION

     The consolidated net tangible book value of the Company as of March 31, 1998 was approximately negative $15.6 million, or negative $1.64 per share. Consolidated net tangible book value per share is equal to the Company's total tangible assets less its total liabilities, divided by 9,511,930, the total number of shares of Common Stock and common equivalents outstanding, in each case as of March 31, 1998.


     Dilution per share represents the difference between the amount per share paid by purchasers of shares of Common Stock offered by the Company in the Offering and the pro forma consolidated net tangible book value per share of Common Stock immediately after completion of the Offering. After giving effect to the sale of 2,670,000 shares of Common Stock offered by the Company in the Offering at an assumed initial public offering price of $14.00 (the midpoint of the estimated range) per share and after deducting underwriting discounts and commissions and estimated offering expenses of $4.1 million payable by the Company, the pro forma consolidated net tangible book value of the Company as of March 31, 1998 would have been $17.7 million, or $1.46 per share. This represents an immediate increase in net tangible book value of $3.10 per share to existing stockholders and an immediate dilution in net tangible book value of $12.54 per share to purchasers of Common Stock in the Offering, as illustrated in the following table:



Assumed initial public offering price per share .....                  $  14.00
Consolidated net tangible book value per share
 before the Offering ................................   $   (1.64)
Increase per share attributable to new investors ....         3.10
                                                        ----------
Pro forma consolidated net tangible book value
 per share after the Offering .......................                      1.46
                                                                       --------
 Dilution per share to new investors ................                  $ (12.54)
                                                                       ========



     The following table summarizes, as of March 31, 1998, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price paid per share by the existing stockholders and by new investors (at an assumed initial public offering price of $14.00 per share and before deducting underwriting discounts and commissions and estimated offering expenses of $4.1 million payable by the Company):





                                       Shares Purchased(1)           Total Consideration(1)
                                  ------------------------------   ---------------------------    Average Price
                                        Number          Percent         Amount        Percent       Per Share
                                  ------------------   ---------   ---------------   ---------   --------------
Existing stockholders .........        9,495,517(2)       78.1%     $103,760,000        73.5%       $  10.93
New investors .................        2,670,000          21.9        37,380,000        26.5           14.00
                                       ---------         -----      ------------       -----
 Total ........................       12,165,517         100.0%      141,140,000       100.0%
                                      ==========         =====      ============       =====


----------------
  (1) Assuming the Underwriters' over-allotment option is exercised in full, sales of Common Stock by the Company in the Offering will reduce the percentage of shares of Common Stock and Common Stock equivalents held by existing stockholders to 74.4% of the total shares of Common Stock and Common Stock equivalents to be outstanding after the Offering, and will increase the percentage of shares held by new investors to 25.6% of the total number of shares of Common Stock and Common Stock equivalents to be outstanding after the Offering. See "Principal Stockholders and Selling Stockholder."

  (2) Excludes 87,657 shares of Common Stock reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1997 Stock Option Plan at an exercise price of $9.89 per share and excludes 890,058 shares of Common Stock reserved for issuance under the Company's Stock Incentive Plan. See "Management--Stock Option Plan" and "-- Stock Incentive Plan."

                     SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data with respect to the Company's financial position as of September 30, 1996 and 1997, and its results of operations for the years ended September 30, 1995, 1996 and 1997, has been derived from the audited consolidated financial statements of the Company included elsewhere in this Prospectus. The selected consolidated financial information with respect to the Company's financial position at September 30, 1993, 1994 and 1995, and its results of operations for the years ended September 30, 1993 and 1994, has been derived from the audited consolidated financial statements of the Company which are not included in this Prospectus. The information for the interim periods is unaudited; however, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such information have been included. The interim results of operations may not be indicative of the results for the full year. The selected consolidated financial data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.


                                                                    (Dollars in thousands except per share data)
                                                       ----------------------------------------------------------------------
                                                                                     Year Ended
                                                                                   September 30,
                                                       ----------------------------------------------------------------------
                                                            1993          1994          1995        1996(1)         1997
                                                       ------------- ------------- ------------- ------------- --------------
Statement of Operations Data:
Net sales ............................................  $  283,311    $   272,225   $   339,048   $   371,710   $    360,472
Cost of sales ........................................     196,385        185,587       236,904       259,316        247,022
                                                        ----------    -----------   -----------   -----------   ------------
Gross profit .........................................      86,926         86,638       102,144       112,394        113,450
Selling, general and administrative
 expenses ............................................      81,550         69,767        82,989        85,690         85,355
Research and development expenses ....................       8,637          8,489        11,019        12,610         12,152
Amortization of intangibles ..........................       2,291          2,171         2,281         2,336          2,228
Restructuring(2) .....................................      20,131              0        (3,239)            0            247
Other (income) .......................................        (404)        (1,258)         (763)         (493)        (1,110)
                                                        ----------    -----------   -----------   -----------   ------------
Operating (loss) income ..............................     (25,279)         7,469         9,857        12,251         14,578
Interest expense, net ................................       5,288          4,292         6,656         6,100          5,573
Other expense (income), net ..........................        (236)           207        (3,393)          416            756
                                                        ----------    -----------   -----------   -----------   ------------
(Loss) income before taxes on income .................     (30,331)         2,970         6,594         5,735          8,249
Provision for income taxes ...........................         382          1,669         1,828         2,931          3,996
                                                        ----------    -----------   -----------   -----------   ------------
(Loss) income before minority interest ...............     (30,713)         1,301         4,766         2,804          4,253
Minority interest ....................................        (643)          (283)            0             0              0
                                                        ----------    -----------   -----------   -----------   ------------
Net (loss) income before cumulative
 effect of change in accounting principle ............     (31,356)         1,018         4,766         2,804          4,253
Cumulative effect at October 1, 1993 of change in
 accounting principle ................................           0            310             0             0              0
                                                        ----------    -----------   -----------   -----------   ------------
Net (loss) income ....................................     (31,356)         1,328         4,766         2,804          4,253
Preferred dividends paid .............................       3,252          3,972         3,972         3,972          3,683
                                                        ----------    -----------   -----------   -----------   ------------
Net (loss) income available to
 common stockholders .................................  $  (34,608)   $    (2,644)  $       794   $    (1,168)  $        570
                                                        ==========    ===========   ===========   ===========   ============
Dividend declared per common share ...................          --    $      0.33   $      0.33            --             --
(Loss) earnings per common share:
Basic (3) ............................................  $   (21.56)   $     (1.64)  $      0.49   $     (0.73)  $       0.25
Diluted(3) ...........................................  $   (21.56)   $     (1.64)  $      0.49   $     (0.73)  $       0.25
Shares applicable in computing (loss) earnings per
 common share:
Basic(3) .............................................   1,604,877      1,607,346     1,607,346     1,607,346      2,264,694
Diluted(3) ...........................................   1,621,290      1,623,759     1,623,759     1,623,759      2,281,107
Pro forma interest expense(4) ........................                                                          $      3,654
Pro forma net income(4) ..............................                                                          $      5,939
Pro forma earnings per share(4):
Basic ................................................                                                          $       0.46
Diluted ..............................................                                                          $       0.46
Adjusted diluted(4) ..................................                                                          $       0.49
Shares used in computing pro forma earnings per
 common share(4):
Basic ................................................                                                             4,934,694
Diluted ..............................................                                                             4,951,107
Adjusted diluted(4) ..................................                                                            12,181,930

                                                       (Dollars in thousands except
                                                               per share data)
                                                       -----------------------------
                                                             Six Months Ended
                                                                 March 31,
                                                       -----------------------------
                                                            1997           1998
                                                       -------------- --------------
                                                                (unaudited)
Statement of Operations Data:
Net sales ............................................  $    183,750   $    178,856
Cost of sales ........................................       126,945        122,469
                                                        ------------   ------------
Gross profit .........................................        56,805         56,387
Selling, general and administrative
 expenses ............................................        44,337         41,344
Research and development expenses ....................         6,256          6,023
Amortization of intangibles ..........................         1,136          1,092
Restructuring(2) .....................................             0              0
Other (income) .......................................          (645)          (384)
                                                        ------------   ------------
Operating (loss) income ..............................         5,721          8,312
Interest expense, net ................................         2,756          2,686
Other expense (income), net ..........................           718            407
                                                        ------------   ------------
(Loss) income before taxes on income .................         2,247          5,219
Provision for income taxes ...........................         1,088          1,743
                                                        ------------   ------------
(Loss) income before minority interest ...............         1,159          3,476
Minority interest ....................................             0              0
                                                        ------------   ------------
Net (loss) income before cumulative
 effect of change in accounting principle ............         1,159          3,476
Cumulative effect at October 1, 1993 of change in
 accounting principle ................................             0              0
                                                        ------------   ------------
Net (loss) income ....................................         1,159          3,476
Preferred dividends paid .............................         1,986             --
                                                        ------------   ------------
Net (loss) income available to
 common stockholders .................................  $       (827)  $      3,476
                                                        ============   ============
Dividend declared per common share ...................            --   $       0.21
(Loss) earnings per common share:
Basic (3) ............................................  $      (0.51)  $       0.37
Diluted(3) ...........................................  $      (0.51)  $       0.37
Shares applicable in computing (loss) earnings per
 common share:
Basic(3) .............................................     1,607,346      9,495,517
Diluted(3) ...........................................     1,623,759      9,511,930
Pro forma interest expense(4) ........................  $      1,796   $      1,644
Pro forma net income(4) ..............................  $      2,003   $      4,402
Pro forma earnings per share(4):
Basic ................................................  $       0.00   $       0.36
Diluted ..............................................  $       0.00   $       0.36
Adjusted diluted(4) ..................................  $       0.16   $       0.36
Shares used in computing pro forma earnings per
 common share(4):
Basic ................................................     4,277,346     12,165,517
Diluted ..............................................     4,293,759     12,181,930
Adjusted diluted(4) ..................................    12,181,930     12,181,930

                                                               (Dollars in thousands)
                                        ------------------------------------------------------------------  ------------------------
                                                                     Year Ended                                 Six Months Ended
                                                                   September 30,                                    March 31,
                                        ------------------------------------------------------------------  ------------------------
                                             1993          1994         1995       1996(1)        1997          1997         1998
                                        ------------- ------------- ------------ ----------- -------------  ------------ -----------
Other Data:
EBITDA(5) .............................   $ (13,728)    $  17,632     $ 20,991    $ 24,494     $ 27,031      $ 11,926     $ 14,030
Backlog ...............................      94,312       111,883      120,153     130,976      115,495       130,407      129,019
Cash provided by (used in)
 operating activities .................      11,204        12,012       (1,882)     13,831       13,057        (6,394)       2,510
Cash used in investing activities .....      (8,976)       (3,263)      (9,628)    (13,104)      (9,359)       (3,378)      (5,053)
Cash provided by (used in)
 financing activities .................       1,336         3,781       (7,402)      1,920       (2,136)        7,442       (1,313)

Balance Sheet Data:
Working capital .......................   $ (42,370)    $ (37,568)    $(70,547)   $(53,583)    $(51,687)     $(54,447)    $(49,265)
Total assets ..........................     308,672       319,646      302,204     307,630      283,890       295,089      286,820
Short-term debt including current
 portion of long-term debt ............      58,914        66,998       92,471      75,096       77,922        87,255       83,361
Long-term debt less current portion ...      24,872        26,166            0      23,786       17,546        17,671       15,229
Stockholders' equity ..................      62,445        63,355       63,390      60,958       58,688        58,741       59,056


----------------
(1) Includes the results of Kreuter GmbH and Ter Braak B.V. from March 1996.

(2) Restructuring includes costs recognized by the Company in connection with the liquidation of an Italian subsidiary and the restructuring of its manufacturing operations within the United States. In fiscal 1995, the Company substantially completed its restructuring program. Since the actual costs associated with the restructuring were less than originally provided for in fiscal 1993, such amount was reversed into income in fiscal 1995. In addition, in fiscal 1997 the Company recorded a charge of $843 (the charge was allocated as follows: cost of sales, $90 and restructuring, $753). This charge was partially offset by a reversal of a prior restructuring charge in the amount of $506 as actual restructuring costs were lower than anticipated.

(3) The basic (loss) earnings per common share has been computed based upon the weighted average number of shares of Common Stock outstanding. Diluted
    (loss) earnings per common share has been computed based on weighted average number of shares of Common Stock outstanding, including shares that would have been outstanding assuming the issuance of Common Stock for all potentially dilutive instruments. The shares issuable upon the exercise of outstanding stock options represent the only potentially dilutive common shares. The amount of (loss) earnings and number of shares used in the calculation of basic and diluted (loss) earnings per common share were the same for the loss periods presented. Diluted loss per share does not include any incremental shares that would have been outstanding assuming the exercise of any stock options because those shares would have been anti-dilutive. Due to the exchange in fiscal 1997 of both classes of preferred stock for Common Stock, historical earnings per share are not indicative of future earnings per share.


(4) Gives effect to the sale of 2,670,000 shares of Common Stock to be sold by the Company in the Offering at an estimated public offering price of $14.00 per share (the midpoint of the estimated range), and the application of the estimated net proceeds therefrom to repay debt, as if the transaction had occurred at the beginning of each period presented. See "Use of Proceeds." Adjusted diluted assumes the exchange of the preferred stock as of October 1, 1996, and, accordingly, no preferred stock dividends were paid. Adjusted diluted earnings per share were calculated using net income of $5,939 for the year ended September 30, 1997, $2,003 for the six months ended March 31, 1997 and $4,402 for the six months ended March 31, 1998.


(5) EBITDA consists of operating (loss) income plus depreciation and amortization of intangibles. Adjusted EBITDA is defined as EBITDA adjusted to exclude the impact of restructuring activities resulting in adjustments in fiscal 1993, 1995 and 1997 of $20,131, $(3,239) and $337, respectively.
    For fiscal years ended September 30, 1993, 1995 and 1997, Adjusted EBITDA was $6,403, $17,752 and $27,368, respectively. The Company does not consider EBITDA and Adjusted EBITDA, nor should they be considered, as alternative measures of operating results or cash flows from operating activities as determined in accordance with generally accepted accounting principles. Instead, the Company includes them because they are widely used financial measures of the potential capacity of a company to incur and service debt. The presentation of EBITDA and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS


     The following Unaudited Pro Forma Condensed Consolidated Financial Statements have been derived from the Company's historical condensed consolidated financial statements. The Unaudited Pro Forma Condensed Consolidated Statements of Income give effect to the Offering as if it occurred on October 1, 1996 and 1997. The Unaudited Pro Forma Condensed Consolidated Balance Sheet gives effect to the Offering as if it occurred on March 31, 1998.

     The pro forma adjustments are based upon available information and certain assumptions that the Company believes are reasonable under the circumstances. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the consolidated financial statements of the Company and the related notes, and other financial information included elsewhere in this Prospectus. This unaudited pro forma financial information is provided for informational purposes only and does not purport to be indicative of the results of the Company's future operations. In the opinion of management, all adjustments necessary to present fairly such Unaudited Pro Forma Condensed Consolidated Financial Statements have been made.

                      HOSOKAWA MICRON INTERNATIONAL INC.
         (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                               AND SUBSIDIARIES

                  Unaudited Pro Forma Condensed Consolidated
                                 Balance Sheet
                            (Dollars in thousands)

                                                                                                 Adjusted
                                                             March 31,         Pro Forma         March 31,
                                                                1998          Adjustments          1998
                                                            -----------   ------------------   ------------
                       ASSETS
 Current assets:
   Cash and cash equivalents ............................    $   9,442                          $   9,442
   Marketable securities ................................          222                                222
   Accounts and notes receivable, less
    allowance for doubtful accounts of $2,636 ...........       64,725                             64,725
   Due from parent and affiliates .......................        2,568                              2,568
   Costs and estimated earnings in excess of
    billings on uncompleted contracts ...................       12,801                             12,801
   Inventories ..........................................       39,553                             39,553
   Prepaid expenses and other assets ....................        6,106                              6,106
                                                             ---------                          ---------
     Total current assets ...............................      135,417                            135,417
   Property, plant and equipment, net ...................       76,469                             76,469
   Cost in excess of net assets acquired, less
    accumulated amortization of $15,826 .................       70,521                             70,521
   Other assets .........................................        4,413                              4,413
                                                             ---------                          ---------
     Total assets .......................................    $ 286,820                          $ 286,820
                                                             =========                          =========
          LIABILITIES AND STOCKHOLDERS' EQUITY

 Current liabilities:
   Notes payable to banks ...............................    $  34,111          (10,000)(1)     $  24,111
   Commercial paper .....................................       49,250          (23,315)(1)        25,935
   Accounts payable .....................................       40,505                             40,505
   Current taxes payable ................................        2,272                              2,272
   Deferred income taxes ................................        1,948                              1,948
   Contract advances ....................................       17,344                             17,344
   Accrued liabilities ..................................       36,016                             36,016
   Due to parent and affiliates .........................        3,236                              3,236
                                                             ---------                          ---------
     Total current liabilities ..........................      184,682          (33,315)          151,367
   Notes payable to banks-long term .....................       15,229                             15,229
   Pension liabilities ..................................       14,426                             14,426
   Other long-term liabilities ..........................        1,136                              1,136
   Deferred income taxes ................................       12,291                             12,291
                                                             ---------                          ---------
     Total liabilities ..................................      227,764          (33,315)          194,449

 Stockholders' equity:
   Common stock .........................................           95               27(2)            122
   Additional paid-in capital ...........................      103,665           33,288(3)        136,953
   Accumulated deficit ..................................      (45,746)                           (45,746)
   Unrealized loss in marketable securities .............         (110)                              (110)
   Cumulative translation adjustment ....................        1,152                              1,152
                                                             ---------                          ---------
     Total stockholders' equity .........................       59,056           33,315            92,371
                                                             ---------                          ---------
     Total liabilities and stockholders' equity .........    $ 286,820                          $ 286,820
                                                             =========                          =========


                         See accompanying notes to the
        Unaudited Pro Forma Condensed Consolidated Financial Statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
         (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                               AND SUBSIDIARIES

        Unaudited Pro Forma Condensed Consolidated Statements of Income
                             (Dollars in thousands)

                        Six Months Ended March 31, 1998

                                                                                   Pro Forma
                                                                 Historical       Adjustments        Pro Forma
                                                                ------------   -----------------   ------------
 Sales to third parties .....................................     $175,267                           $175,267
 Related party sales ........................................        3,589                              3,589
                                                                  --------                           --------
 Net sales ..................................................      178,856                            178,856
 Cost of sales ..............................................      122,469                            122,469
                                                                  --------                           --------
 Gross profit ...............................................       56,387                             56,387
 Selling, general and administrative expenses ...............       41,344              160(4)         41,504
 Research and development expenses ..........................        6,023                              6,023
 Amortization of intangibles ................................        1,092                              1,092
 Other income ...............................................         (384)                              (384)
                                                                  --------                           --------
 Operating income (loss) ....................................        8,312             (160)            8,152
 Interest expense, net ......................................        2,686           (1,042)(1)         1,644
 Other (income) expense .....................................          407              (44)(5)           363
                                                                  --------                           --------
 Income before provision for income taxes ...................        5,219              926             6,145
 Provision for income taxes .................................        1,743                              1,743
                                                                  --------                           --------
 Net income .................................................     $  3,476              926          $  4,402
                                                                  ========           ======          ========

                        Six Months Ended March 31, 1997

                                                                                  Pro Forma
                                                                 Historical      Adjustments       Pro Forma
                                                                ------------   ---------------   ------------
 Sales to third parties .....................................     $181,793                           $181,793
 Related party sales ........................................        1,957                              1,957
                                                                  --------                           --------
 Net sales ..................................................      183,750                            183,750
 Cost of sales ..............................................      126,945                            126,945
                                                                  --------                           --------
 Gross profit ...............................................       56,805                             56,805
 Selling, general and administrative expenses ...............       44,337              160(4)         44,497
 Research and development expenses ..........................        6,256                              6,256
 Amortization of intangibles ................................        1,136                              1,136
 Other income ...............................................         (645)                              (645)
                                                                  --------                           --------
 Operating income (loss) ....................................        5,721             (160)            5,561
 Interest expense, net ......................................        2,756             (960)(1)         1,796
 Other (income) expense .....................................          718              (44)(5)           674
 Income before provision for income taxes ...................        2,247              844             3,091
 Provision for income taxes .................................        1,088                              1,088
                                                                  --------                           --------
 Net income .................................................        1,159              844             2,003
 Preferred dividends paid ...................................        1,986           (1,986)(6)            --
 Net (loss) income available to common stockholders .........     $   (827)           2,830          $  2,003
                                                                  ========            =====          ========


                      See accompanying Notes to Unaudited
             Pro Forma Condensed Consolidated Financial Statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
         (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                               AND SUBSIDIARIES


         Unaudited Pro Forma Condensed Consolidated Statement of Income
                             (Dollars in thousands)


                         Year Ended September 30, 1997

                                                                             Pro Forma
                                                           Historical       Adjustments        Pro Forma
                                                          ------------   -----------------   ------------
 Sales to third parties ...............................     $357,076                           $357,076
 Related party sales ..................................        3,396                              3,396
                                                            --------                           --------
 Net sales ............................................      360,472                            360,472
 Cost of sales ........................................      247,022                            247,022
                                                            --------                           --------
 Gross profit .........................................      113,450                            113,450
 Selling, general and administrative expenses .........       85,355              320(4)         85,675
 Research and development expenses ....................       12,152                             12,152
 Amortization of intangibles ..........................        2,228                              2,228
 Restructuring ........................................          247                                247
 Other income .........................................       (1,110)                            (1,110)
                                                            --------                           --------
 Operating income .....................................       14,578             (320)           14,258
 Interest expense, net ................................        5,573           (1,919)(1)         3,654
 Other (income) expense ...............................          756              (87)(5)           669
 Income before provision for income taxes .............        8,249            1,686             9,935
 Provision for income taxes ...........................        3,996                              3,996
                                                            --------                           --------
 Net income ...........................................        4,253            1,686             5,939
 Preferred dividends paid .............................        3,683           (3,683)(6)            --
                                                            --------           --------        --------
 Net income available to common stockholders ..........     $    570            5,369          $  5,939
                                                            ========           ========        ========


    Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

(1) The Company intends to use the proceeds from the Offering to repay short-term indebtedness under promissory notes issued to banks. Interest during the year ended September 30, 1997 (including the six months ended March 31, 1997) and six months ended March 31, 1998 were calculated at average effective rates of 6.1% and 6.9%, respectively. A portion of the Commercial Paper notes issued under the Company's commercial paper program, which bear interest during the year ended September 30, 1997 (including the six months ended March 31, 1997) and six months ended March 31, 1998, were calculated at average effective interest rates of 5.6% and 6.0%, respectively.

(2) Represents the issuance of 2,670,000 shares of common stock at par value of $0.01.


(3) Represents the additional paid-in capital of $13.99 per share on the issuance of 2,670,000 shares of common stock, less the total estimated offering costs of $4,065,000.


(4) Reflects anticipated continuing costs related to quarterly and annual SEC filing requirements and other general and administrative ongoing costs of being a public entity.

(5) Represents the decrease in letter of credit fees related to the Company's commercial paper program at a rate of 0.375%.

(6) In fiscal 1997, all of the issued shares for both classes of preferred stock were exchanged for Common Stock. Represents the elimination of the preferred stock dividends as a result of the conversion of the preferred stock to Common Stock.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and the Consolidated Financial Statements of the Company and Notes thereto included elsewhere in this Prospectus.

Overview

     The Company is a global leader in designing, engineering, manufacturing and servicing powder and particle, plastics and confectionery processing equipment and systems and product recovery equipment and systems. Through its extensive array of brandname products and industry expertise, the Company provides custom-designed technological solutions to its customers' specific requirements. The Company's customers include a diverse group of leading multinational industrial, chemical, pharmaceutical, film extrusion and plastics, minerals, metals, and food companies.

     The Company sells its products and systems to its customers through a number of contractual arrangements, although most of the Company's sales are governed by individual purchase orders. The Company generally requires an advance payment of approximately 20.0% of the total purchase price for all orders except with regard to filter media and spare parts and thereafter receives periodic progress payments from the customer during the completion phase of the product or system. This arrangement generally results in the Company receiving about 90.0% of the purchase price by the time of shipment or the Company having a letter of credit to secure payment of the balance of the purchase price. For all other orders, the Company bills the customer when the equipment is shipped. See "Business--Sales and Marketing--Contracting."

     Some of the Company's sales can take a year or longer from initial discussions through project development and the placement of orders. Typically, larger contracts are secured after the customer has successfully tested its product and/or developed the process expertise together with the Company at the Company's Technical Centers. Even after a sale is made, the execution of the order can extend for up to 18 months, depending on the size and complexity of the order and the customers' project requirements. Order values vary from the sale of components to complex turnkey systems which historically can exceed $3.0 million in value. Although the customer is subject to certain financial penalties for cancellation of orders, a delay in or a cancellation of the delivery of, a limited number of orders and shipments can have a material impact on the Company's revenues in any one quarter or year. In addition, the Company's contracts generally contain performance guarantees for one year and the Company's results can be affected by recognition of unanticipated warranty claims on large product recovery projects, for example. The Company's results are also impacted by acquisitions made over the last ten years. For the fiscal year ended September 30, 1997, 54.8% of net sales were attributable to such acquisitions.


     The Company's results of operations have fluctuated both annually and quarterly due to several factors. One external factor is that, although the Company reports its results in U.S. dollars, a substantial portion of its net sales, expenses and indebtedness are denominated in other currencies, in particular, the German mark and the Dutch guilder. As a result, the Company is significantly exposed to fluctuations in the exchange rate of the U.S. dollar against such currencies. For the fiscal year ended September 30, 1997, approximately 64.0% of net sales and approximately 70.0% of expenses were denominated in foreign currencies. Any appreciation in the value of the U.S. dollar against such currencies may be expected to adversely affect the Company's results of operations. However, the cumulative foreign currency translation adjustments as of March 31, 1998 have not been material. Other factors relating to the Company's business include the timing of new products and systems introductions by the Company and its competitors, competitive pressures and fluctuations in volume of shipments.

     An important element of the Company's strategy has been to develop a balanced group of businesses serving diverse markets. In the fiscal year ended September 30, 1997, approximately 33.0% of the Company's net sales were in the United States, approximately 44.2% were in Europe and approximately 22.8% were in the rest of the world.


     In 1993, the Company initiated a major review of its business units and cost structure which resulted in the following restructuring: (A) The Italian Flexographic printing subsidiary (Omal srl) was put in liquidation and a reserve was established for the estimated costs to liquidate the operation; (B) The manufacturing operations based in Summit, New Jersey, United States were closed and the manufacturing was relocated to Santa Rosa, California, United States; and (C) The product recovery division in New Jersey, United States was relocated from leased premises to a facility owned by the Company. In addition, provisions were made to cover the costs to exit from the leases on a number of other facilities which had been vacated and for severance costs for the reduction of personnel at several operations both in the United States and Europe. This restructuring program was substantially completed by the end of fiscal 1995. As a result of these actions, the Company recorded a restructuring charge of $20.1 million in fiscal 1993 but was able to reverse $3.2 million in fiscal 1995 as the actual costs of the restructuring program was less than originally estimated. The results, among others, of the restructuring were cost savings estimated at $6.5 million annually beginning in fiscal 1994.


     The Company's United States units recorded overall losses between fiscal 1993 and fiscal 1996. In fiscal 1997 the United States operations generated an overall profit. As a consequence, as of the end of fiscal 1997, the Company has $23.1 million of United States net operating loss carryforwards and $7.5 million in foreign tax credit carryforwards. A Dutch net operating loss was realized on the liquidation of an Italian subsidiary in fiscal 1993. Since that time, the Company's Dutch operations have operated at or near break-even. As a consequence, the Company has $23.1 million of Dutch net operating loss carryforwards. The Dutch net operating loss carryforwards do not expire but can only be used as an offset against operating earnings of the Company's Dutch operations. Because of the lack of an earnings history in the United States and an operating earnings history in The Netherlands, the Company has not recognized a benefit for these tax attributes. Accordingly, a valuation allowance was recorded for these tax attributes.


Six Months Ended March 31, 1998 Compared to Six Months Ended March 31, 1997

     Net sales. Net sales of $178.9 million in the six months ended March 31, 1998 represented a decrease of $4.9 million or 2.7% from $183.8 million in the six months ended March 31, 1997. This decline is primarily the result of changes in foreign currency exchange rates (approximately $13.8 million) partially offset by price and sales volume increases.

     Gross profit. Gross profit decreased slightly, to $56.4 million in the six months ended March 31, 1998, from $56.8 million in the six months ended March 31, 1997. However, the gross profit margin improved from 30.9% in the six months ended March 31, 1997 to 31.5% in the six months ended March 31, 1998. The gross profit decreased by approximately $4.3 million due to changes in foreign currency exchange rates significantly offset by price and sales volume increases. Gross profit margin increased due primarily to an improvement in gross margins in the product recovery product line following changes in management in fiscal 1997.

     Selling, general and administrative expense. Selling, general and administrative expense for the six months ended March 31, 1998 decreased by $3.0 million primarily due to changes in foreign currency exchange rates. Expenses were essentially unchanged from the corresponding prior year period after allowing for foreign currency translation.


     Operating income. Operating income increased by $2.6 million, from $5.7 million to $8.3 million as a result of a relatively unchanged gross profit and lower selling, general and administrative expense.

     Tax rates. The Company's effective tax rate of 33.4% for the six months ended March 31, 1998 represents a decrease from the 48.4% rate in the first six months of fiscal 1997. The reduction in the effective rate largely reflects the anticipated utilization of a portion of the net operating loss carryforward in the United States, the Netherlands and the U.K. in fiscal 1998.

     Net income. Net income for the six months ended March 31, 1998 was $3.5 million compared to $1.2 million in the six month period ended March 31, 1997. The increase is primarily the result of lower selling, general and administrative expense coupled with a lower effective tax rate.

1997 Compared to 1996

     Net sales. Net sales of $360.5 million in fiscal 1997 represented a decrease of $11.2 million or 3.0%, from $371.7 million in fiscal 1996. The decline in sales resulted primarily from foreign currency translations (approximately $24.7 million) partially offset by increased sales attributable to the two acquisitions described below completed in fiscal 1996 and for which only seven-month results in the amount of $10.3 million are included in fiscal 1996 revenues. In March 1996, the Company acquired Ter Braak B.V. in Holland for a total consideration of $3.1 million and acquired certain assets and assumed certain liabilities of Kreuter GmbH in Germany for a nominal amount. These companies are part of the Company's confectionery product line and had annual sales of approximately $17.3 million in fiscal 1997.

     Gross profit. Gross profit increased in fiscal 1997 by $1.1 million, from $112.4 million in fiscal 1996 to $113.5 million, and gross profit margins increased from 30.2% to 31.5%. The Company derives a significant portion of its sales and incurs a significant portion of its expenses from overseas operations. The gross profit in 1997 was significantly reduced by the continued appreciation in the U.S. dollar versus certain European currencies, particularly the German mark and the Dutch guilder. As a result, gross profit in U.S. dollars was reduced by approximately $8.2 million. Plastics processing gross profit increased by $5.0 million or 30.7% over the prior year and confectionery processing gross profit increased by $2.6 million or 39.8% over the prior year. These improvements are largely volume related. Powder and particle processing gross profit was lower in absolute dollars due to a decline in sales volume and currency exchange fluctuations; however, gross profit margins improved as the Company benefitted from the consolidation of its United States manufacturing operations. The consolidation of manufacturing for the powder and particle product line within the United States was completed in fiscal 1996 and has resulted in significantly lower manufacturing costs for this product line, with annual savings estimated at $1.5 million. Competitive pressure and unanticipated warranty claims resulted in lower gross profit in the product recovery product line. As a result, management has sought to reduce warranty claims by enhancing the integration of sales and engineering teams throughout the project design, quotation, production and installation process, and sought to address competitive pressures by pursuing higher margin value-added business and reducing personnel at its product recovery facilities in the United States and France.


     Selling, general and administrative expense. Selling, general and administrative expense remained generally unchanged in fiscal 1997 and in fiscal 1996. This is primarily the result of the favorable impact of changes in foreign currency exchange rates offset by the inclusion of Kreuter GmbH and Ter Braak B.V. for a full fiscal year.


     Operating income. Fiscal 1997 operating income of $14.6 million represented an increase of $2.3 million (or 18.7%) over fiscal 1996 operating income of $12.3 million, due primarily to the factors discussed above.

     Interest expense. Interest expense, net, decreased by approximately 8.2%, from $6.1 million in fiscal 1996 to $5.6 million in fiscal 1997 primarily as a result of lower interest rates achieved by refinancing a portion of the Company's short-term debt in fiscal 1996. In February 1996, the Company refinanced 38.0 million German marks ($25.8 million) in short-term German borrowings carrying an average interest rate of 9.0%, with a long-term facility provided by three German banks at an average interest rate of 5.4%. This resulted in annual interest savings of approximately $0.9 million. The average interest rate for all debt of the Company decreased from 6.5% to 6.0%, representing a decrease of 7.7%, on average debt outstanding for fiscal 1997 of approximately $104.8 million.

     Tax rates. The Company's effective tax rate of 48.4% in fiscal 1997 represented a decrease from the 51.1% rate in fiscal 1996. The effective tax rates largely reflect that the Company's German income is subject to full taxation and that only minor amounts of significant tax loss carry forwards available to offset tax due on income earned in the United States and the Netherlands were utilized in fiscal 1997 while none were utilized in fiscal 1996.

     Net income. Net income for 1997 was $4.3 million compared to $2.8 million in 1996. This increase is primarily the result of the improvement in the gross margin, lower selling, general and administrative expense, and a lower interest expense.

1996 Compared to 1995

     Net sales. Net sales of $371.7 million in fiscal 1996 represented an increase of $32.7 million or 9.6% compared to fiscal 1995 net sales of $339.0 million. The increase was primarily attributable to an increase in sales over all product lines and was also attributable to net sales from the two companies acquired in fiscal 1996 described above.

     Gross profit. Gross profit increased to $112.4 million, or $10.3 million over gross profit of $102.1 million in fiscal 1995. Fiscal 1996 gross margin of 30.2% was essentially even with fiscal 1995 gross margin of 30.1%. While the confectionery product line showed a dramatic improvement due to higher sales volume from the acquisition of Ter Braak B.V. and Kreuter GmbH described above, competitive pressures at the powder and particle processing product line eroded margins slightly. The product recovery product line showed an improvement as a result of resolving manufacturing issues arising from relocation of the filter media operations to Trenton, South Carolina, United States.

     Selling, general and administrative expense. Selling, general and administrative expense in fiscal 1996 of $85.7 million represented an increase of $2.7 million, from $83.0 million during the prior year. The increase primarily reflected the selling, general and administrative expense associated with the companies acquired in fiscal 1996 partially offset by the one-time benefit in 1996 on the termination of the Bepex Defined Benefit Retirement Plan which was achieved at a cost significantly less than the amount reserved. However, as a percentage of sales, selling, general and administrative expense declined from 24.5% in fiscal 1995 to 23.1% in fiscal 1996 as selling, general and administrative expense did not grow as fast as sales.

     Research and development. Research and development expense increased in fiscal 1996 by $1.6 million, from $11.0 million to $12.6 million. The increase was primarily the result of a corporate initiative to increase research and development efforts for longer-term projects. The Company established the Advanced Technology Committee ("ATC"), comprised of its key researchers, whose mission is to develop future-oriented products and technologies, and to introduce new product applications which can open new markets for the Company's products worldwide. See "Business--Research and Development."

     Operating income. Operating income increased by $2.4 million, from $9.9 million to $12.3 million as a result of the above-mentioned factors. Excluding the impact of the restructuring charge reversals in fiscal 1995, operating income increased from $6.7 million in fiscal 1995 to $12.3 million in fiscal 1996, or $5.6 million. As described above in "--Overview", the Company established restructuring reserves in fiscal 1993 totaling approximately $20.1 million. The restructuring was substantially completed by the end of fiscal 1995. Since the actual costs associated with the restructuring were less than originally provided for in fiscal 1993, such amount was reversed into income in fiscal 1995.

     Interest expense. Interest expense, net, decreased by approximately 8.9%, from $6.7 million in fiscal 1995 to $6.1 million in fiscal 1996 primarily as a result of lower interest rates achieved by refinancing the short-term German borrowings described above, which reduced interest expense by $0.5 million in the seven months from the date of refinancing. The average interest rate for all debt of the Company decreased from 6.9% to 6.5%, representing a decrease of 5.8%, on average debt outstanding for fiscal 1996 of approximately $102.5 million.

     Other expense (income). Other expense (income) net, increased from income of $3.4 million in fiscal 1995 to expense of $0.4 million in fiscal 1996. The increase is attributable to the divestiture of the Company's interest in fiscal 1995 of a majority owned finance subsidiary, as a result of this transaction, the Company realized a $1.7 million gain. In addition, an exchange gain of $1.8 million was recognized from favorable foreign currency movements on loans receivable.

     Tax rates. The Company's effective tax rate of 51.1% in fiscal 1996 compared with an effective tax rate of 27.7% in fiscal 1995. The increase in the effective tax rate for fiscal 1996 resulted from the inability of the Company to utilize net operating loss carryforwards while the Company lowered its effective tax rate in fiscal 1995 by utilizing net operating loss carryforwards in the United States to apply against the net proceeds of the stock redemption in fiscal 1995 referred to above.

     Net income. Net income in 1996 was $2.8 million compared to $4.8 million in 1995. The results in 1995 included a number of nonrecurring benefits as discussed above, including the reversal of a restructuring reserve of $3.2 million, a gain on the divestiture of a majority owned subsidiary of $1.7 million and an exchange gain of $1.8 million.

Liquidity and Capital Resources

     Historically, the Company has financed its business operations, including paying dividends, primarily through short-term borrowings from banks and a commercial paper program, and has funded acquisitions with short-term bank financing which on occasion has been converted into long-term bank debt. The Company plans to use the proceeds of the Offering to reduce its short-term borrowings from banks and indebtedness incurred under the commercial paper program. See "Use of Proceeds." The commercial paper program and certain of such indebtedness is summarized below.

Commercial Paper Program

     In December 1991, the Company entered into a $75.0 million commercial paper program under a letter of credit agreement (the "Letter of Credit Agreement") supported by an irrevocable direct-draw letter of credit ("Letter of Credit") provided by Bank of Tokyo-Mitsubishi, Limited, New York Branch (the "Bank"). Under the program, which extends through December 16, 1998, the Company issues Commercial Paper Notes (the "Notes") with maturities of up to 270 days. The Notes are sold on a discount basis only in an aggregate face amount not to exceed $75.0 million outstanding at any one time.

     The discount rate on the Notes is mutually agreed upon at the time of issuance between the Company and Merrill Lynch Money Markets Inc., the parties to the commercial paper dealer agreement. In fiscal 1997, the implied interest rate averaged 5.6%.

     As consideration to the Bank for issuing the Letter of Credit, the Company pays the Bank a fee of 0.375% per annum of the average face amount of the Notes outstanding during the calendar quarter immediately preceeding the date the fee is due. HMC issued an irrevocable and unconditional guaranty (the "Guaranty") for any and all liabilities of the Company to the Bank arising under the Letter of Credit Agreement and the Letter of Credit.

     The Letter of Credit Agreement contains a number of significant customary covenants that, among other things, require consent from the Bank if the Company changes its capitalization, liquidates, dissolves, issues or redeems any of its capital stock, or merges or disposes of all or any material portion of its assets.

     There are several customary events that trigger an event of default under the Letter of Credit Agreement including, among others, the failure to pay any amount due under any Note or under the Letter of Credit Agreement, breach of a representation or warranty made by the Company, failure to perform any term, covenant, or agreement contained in the Letter of Credit Agreement or the depositary agreement, failure of the guarantor to perform under the Guaranty, attachment or execution issued or levied against the Company or property of the Company involving a liability in excess of $5.0 million or $25.0 million against the guarantor, and failure of the Company to pay any amount due with respect to any other indebtedness for borrowed money in an aggregate amount equal to not less than $1.0 million or by the Guarantor for not less than $5.0 million.

     As of March 31, 1998, approximately $49.3 million was outstanding under the commercial paper program.

Other Indebtedness

     The Company and its subsidiaries have other outstanding long-term loans with various banks in Europe which as of March 31, 1998 totals approximately $15.2 million, which bear interest rates ranging from 5.3% to 5.4% and which have maturity dates ranging from the year 2000 to 2001. The Company and its subsidiaries have other outstanding short-term loans with other banks in the United States and Europe which as of March 31, 1998 totals approximately $34.1 million, which bear interest rates ranging from 4.5% to 6.9% and which have maturity dates ranging from 30 days to 120 days from the date of incurrence of such debt. The Company has historically renewed some of these short-term loans, with substantially the same terms and conditions at interest rates negotiated between the respective bank and the Company at the time of such renewal.

     One of the short-term loans in the United States is secured by the assets of the borrower and such loan and several of the other short-term and long-term loans contain provisions requiring the borrower to satisfy customary covenants and certain financial ratio tests and provide for events of default in the event the borrower fails to satisfy such requirements or upon the occurrence of certain other specified events affecting the borrower or any guarantor of the borrower's obligation. In addition, with respect to a portion of such short-term loans, HMC and in certain instance where the borrower is a subsidiary of the Company, the Company, have agreed to guarantee the borrower's obligations, including in the event of an occurence of an event of default by the borrower.

     The Company's subsidiaries also maintain additional lines of credit with various banks primarily to support outstanding letters of credit and, to a lesser extent, to finance their operations.

Net Cash and Working Capital

     Operating activities. Net cash provided by operating activities for the six months ended March 31, 1998 was $2.5 million, compared to net cash used in operating activities of $6.4 million for the six month period ended March 31, 1997. The increase in net cash provided by operating activities was primarily driven by an increase in receivables and unbilled receivables of $13.2 million, offset by increases in accounts payable and contract advances of $7.8 million, a reduction in inventory of $1.6 million and non-cash items, principally depreciation of $5.7 million. Net cash used in operating activities in fiscal 1997 resulted primarily from a reduction in accounts payable and contract advances. Net cash provided by operating activities in fiscal 1996 was $13.8 million, compared to $1.9 million of net cash used in operating activities in fiscal 1995. The net cash provided by operating activities in fiscal 1996 resulted primarily from better management of receivables and higher contract advances and the net cash used in operating activities in fiscal 1995 resulted primarily from a significant increase in the level of receivables partially offset by an increase in payables.

     Investing activities. Net cash used in investing activities for the six month period ended March 31, 1998, was $5.1 million, compared to net cash used in investing activities of $3.4 million for the six month period ended March 31, 1997. The increase in net cash used in investing activities was due to the investment in the new facility in Summit, NJ and an extension to facilities in the United Kingdom. Net cash used in investing activities in fiscal 1997 was $9.4 million, compared to net cash used in investing activities of $13.1 million in fiscal 1996. The decrease in net cash used in investing activities was due primarily to the inclusion in fiscal 1996 of the purchase of Ter Braak B.V. for $3.1 million in cash. Net cash used in investing activities in fiscal 1996 was $13.1 million, as compared to $9.6 million used in investing activities in fiscal 1995. The increase in net cash used in investing activities was due to the inclusion in fiscal 1996 of such purchase.

     Financing activities. Net cash used in financing activities for the six months ended March 31, 1998 was $1.3 million, compared to net cash provided by financing activities of $7.4 million for the six month period ended March 31, 1997. The decrease in net cash provided by financing activities was due to improved cash from operations which reduced the need for borrowings. Net cash used in financing activities in fiscal 1997 was $2.1 million, compared to net cash provided by financing activities of $1.9 million in fiscal 1996. Net cash used in financing activities in fiscal 1997 was primarily due to the payment of dividends on preferred stock and net cash provided by financing activities in fiscal 1996 was due primarily to borrowings used to fund the acquisition of Ter Braak B.V. in fiscal 1996. Net cash provided by financing activities in fiscal 1996 was $1.9 million, compared to net cash used in financing activities of $7.4 million in fiscal 1995. Net cash used in financing activities in fiscal 1995 was due to the reduction in fiscal 1995 of short-term debt utilizing available cash.

     Working capital. Negative working capital at March 31, 1998 was $49.3 million, compared to negative working capital of $54.4 million at March 31, 1997. The increase in working capital was due primarily to a reduction in the level of bank borrowings and related party loans. Negative working capital at September 30, 1996 was $53.6 million, compared to negative working capital of $70.5 million at September 30, 1995. The increase in working capital was due to primarily the refinancing of certain short-term debt in Germany in fiscal 1996. Working capital is negative throughout such periods due to the existence of average short-term borrowings of approximately $86.4 million which were used to finance a number of acquisitions.

     The Company believes that its existing credit facilities and cash expected to be generated from operations are sufficient to finance its current level of operations and currently contemplated capital expenditures.

     In the event the Company makes any significant acquisitions, it may be required to raise additional funds, through the issuance of additional debt or equity securities. There can be no assurance that such funds, if required, would be available on terms acceptable to the Company.

Inflation

     Management does not believe inflation had a material adverse effect on the financial statements for the periods presented.

Effect of Recently Issued Accounting Standards

     The Financial Accounting Standards Board recently issued three new accounting standards that will have an impact on the Company's financial statements when adopted in a future period.

     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Statement of Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and for deciding how to allocate resources to segments.

     Statement of Accounting Standards No. 132 ("SFAS No. 132"), Employers Disclosures about Pensions and Other Post Retirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

     All of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of these new standards.

Risk Management

     Concentration of credit risk with respect to trade accounts receivable are limited due to the large number of entities comprising the Company's customer base, the diverse industries served and the international nature of the Company's business. As of March 31, 1998, the Company had no significant concentrations of credit risk. The Company is not dependent on any one supplier of raw materials, components or subsystems, although it does obtain certain components and subsystems from a limited number of sources.

     The Company considers its investment in international subsidiaries to be both long-term and strategic. As a result, the Company does not hedge the long-term translation exposure to its balance sheet. While the Company's results of operations have fluctuated materially both annually and quarterly due to, among other things, changes in the exchange rate of the U.S. dollar against other currencies, in particular the German mark and the Dutch guilder, the cumulative foreign currency translation adjustments as of March 31, 1998 have not been material.

Operating Loss Carryforwards

     At March 31, 1998, the Company had United States and Dutch net operating loss carryforwards of approximately $23.1 million and $23.1 million, respectively, of which approximately $1.8 million is subject to restricted utilization rules. The United States net operating loss carryforwards expire between 2002 and 2011 and the Dutch net operating loss carryforwards do not expire. The Company also had other foreign net operating loss carryforwards amounting to approximately $3.1 million available for local tax purposes, a significant portion of which is not subject to expiration. Certain events, including any sales by the Company of shares of its stock, including pursuant to this Offering, transfers of a substantial number of shares of Common Stock by the current stockholders, and/or the discontinuance of certain product lines in the United Kingdom, may partially restrict the ability of the Company to utilize its net operating loss carryforwards or could result in the loss of such net operating loss carryforwards in the United Kingdom.

Year 2000 Compliance

     The Company is modifying its computer systems to be year 2000 compliant. The Company does not expect that the cost of modifying such systems will be material. The Company believes it will achieve Year 2000 compliance in advance of the year 2000, and does not anticipate any material disruption in its operations as the result of any failure by the Company to be in compliance. The Company does not have any information concerning the Year 2000 compliance status of its suppliers and customers. The Company guarantees to an increasing number of its customers that its equipment and systems are Year 2000 compliant.

Euro Currency

     Beginning in January 1999, the European Monetary Union will enter into a three-year transition phase during which a common currency called the EURO will be introduced in participating countries. Initially, this new currency will be used for financial transactions, and progressively, it will replace the old national currencies that will be withdrawn by July 2002. Uncertainty exists as to the effects, if any, the EURO currency will have on the marketplace. The Company is not in a position to assess the possible effect of the EURO currency on its business, and has initiated an internal analysis with a view to planning for the currency change. The Company believes that the introduction of the EURO will require some modifications to the Company's information and accounting systems; however, the Company currently believes that the costs of such modifications will not be material.

                                   BUSINESS

General

     The Company is a global leader in designing, engineering and manufacturing powder and particle, plastics and confectionery processing equipment and systems and product recovery equipment and systems. Through its extensive array of brandname products and industry expertise, the Company provides custom-designed technological solutions to its customers' specific requirements covering a broad range of industrial and consumer products. The Company's customers include a diverse group of leading multinational industrial, chemical, pharmaceutical, film extrusion and plastics, minerals, metals and food companies such as Bayer, Novartis, Degussa, BASF, Hoechst, W.R. Grace, Dow Chemical, Dupont, Hershey, Nestle, Procter & Gamble, Mannesmann, Shell and Xerox. The Company's products and systems components are manufactured, marketed and sold to customers on six continents through its own sales personnel and independent sales representatives. In the fiscal year ended September 30, 1997, approximately 33.0% of the Company's sales were in the United States, approximately 44.2% were in Europe and approximately 22.8% were in the rest of the world. The Company's brand names such as Alpine, Stott, Mikro, Vrieco-Nauta, Bepex, Micron (licensed from HMC), Rietz, Schugi, Ter Braak, Kreuter, Hutt, Menardi-Criswell, MikroPul, K-G and Filtex are recognized globally for their broad product lines, advanced technologies and quality in the industries the Company serves.


     The Company's broad product offerings coupled with the diverse end-markets served enhances the Company's financial performance by limiting the effects of any single operating unit or end-market on the Company. The Company believes that its diverse customer base, geographic markets served and product lines have contributed to consistent sales and operating profit growth over the last three years. Between the fiscal year ended September 30, 1994 and the fiscal year ended September 30, 1997, the Company's net sales increased at a 9.8% compound annual growth rate ("CAGR"), from $272.2 million to $360.5 million, and its operating profit increased at a 25.0% CAGR, from $7.5 million to $14.6 million.

     The Company provides its equipment and systems through the following four product lines:

     Powder and Particle Processing Product Line--This product line designs, engineers, manufactures and installs pulverizers, separators, mixers, dryers, agglomeration, hygienic filling, weighing and discharge systems, compacting equipment and systems and thermal processing systems used in applications where precise particle size and structure are critical. The powder and particle processing product line services a broad range of different industries including pharmaceutical, chemical, food, minerals and metals. For the fiscal year ended September 30, 1997, the powder and particle processing product line's net sales and percentage contribution to the Company's total net sales was $168.5 million and 46.7%, respectively.

     Plastics Processing Product Line--This product line designs, engineers, manufactures and installs plastic film blowing and extrusion equipment and systems for the manufacture of single- and multi-layer plastic films used primarily in the packaging and bag-making industries. For the fiscal year ended September 30, 1997, the plastics processing product line's net sales percentage contribution to the Company's total net sales was $66.6 million and 18.5%, respectively.

     Confectionery Processing Product Line--This product line designs, engineers, manufactures and installs a full line of mass preparation, preheating, cooking, aerating, cooling, extrusion, forming, cutting, coating and tempering equipment and systems for the confectionery and convenience snack food industries including equipment and systems for the production of hard, soft and chewy candies, granola, health and candy bars and convenience foods and breakfast bars. The confectionery processing product line markets its products and systems to major international manufacturers of confectionery and food products. For the fiscal year ended September 30, 1997, the confectionery product line's net sales and percentage contribution to the Company's total net sales was $25.5 million and 7.1%, respectively.

     Product Recovery Product Line--This product line designs, engineers, manufactures, installs and services product recovery and dust collection equipment and systems and scrubbing systems used in a broad range of industrial applications and also manufactures a wide range of filter media. The product recovery product line serves a broad range of industries including the pharmaceutical, chemical, plastic, mineral and metal (including carbon black and titanium dioxide), detergent, paint, cement, petrochemical and food companies. For the fiscal year ended September 30, 1997, the product recovery product lines's net sales and percentage contribution to the Company's total net sales was $99.9 million and 27.7%, respectively.

Business Strategies

     Hosokawa's goal is to be the primary supplier of highly-engineered, state-of-the-art process technology systems to the industries it serves. In order to achieve this goal, Hosokawa has adopted business strategies that may be grouped into the following three categories: continuing growth, increasing margins and enhancing customer satisfaction. The principal elements of the Company's business strategies are described below:

     Continuing Growth

     o Research and Development. Research and development, a significant source of growth for the Company, focuses on product innovation, new product development and advanced research leading to breakthrough technologies and their subsequent commercialization. The Company has over 35 products currently under development, 10 of which have been introduced in the first six months of the fiscal year ending September 30, 1998. Such research also allows Hosokawa to constantly upgrade and service existing customer systems. In addition, the Company's Technical Centers engage in original research and development work, analysis and testing of a customer's materials, process simulation of the customer's production process, process design configuration, and demonstrations of the Company's products, equipment and systems. See "--Research and Development." Management believes that research and development will continue to be a significant source of growth for the Company.

     o Acquisitions. Hosokawa participates in a fragmented industry which management believes provides many strategic acquisition opportunities. In the last ten years Hosokawa has successfully purchased and integrated seven acquisitions and such acquisitions have played a significant role in its evolution into a supplier of integrated processing and product recovery technology solutions. For example, in 1996 Hosokawa acquired Ter Braak B.V. and certain assets of Kreuter GmbH whose confectionery equipment and systems, when combined with the Company's existing Hutt line of confectionery operations, gave Hosokawa the ability to provide totally integrated single-source processing solutions for confectionery producers. This ability has resulted in several orders that management believes might have otherwise gone to competitors. This type of integration and turnkey focus is a core component of management's strategic plan going forward. For the fiscal year ended September 30, 1997, 54.8% of net sales were attributable to acquisitions completed since fiscal year 1988. Hosokawa expects to continue growing through strategic acquisitions that can provide complementary operations or acquiring specific companies whose operations, products and capabilities are superior in a particular area. See "--Acquisitions."

     o Penetrating New Markets. Hosokawa also believes there is substantial opportunity to grow by increasing its presence in new markets, including emerging markets. Management believes that as developing countries in South America, Asia, Africa and Eastern Europe evolve into manufacturing and consumption-oriented societies and Hosokawa's customers expand into these regions, Hosokawa will grow as its customers develop additional manufacturing facilities. This strategy enables the Company to enter new geographic markets with an established customer base and book of business and should reduce the risks normally associated with entering new markets. Independent of its existing customers, the Company also anticipates developing additional business with local companies in new markets. Between the fiscal year ended September 30, 1994 and the fiscal year ended September 30, 1997, the Company's net sales in new markets increased at a 13.5% CAGR, from $34.1 million to $49.9 million.

     Increasing Margins

     o Product Integration. Hosokawa will continue integrating existing products into flexible systems specifically designed to solve a customer's processing and product recovery needs. For example, the Company was able to design a system to manufacture expanded glass using existing products from a number of the Company's operating subsidiaries. This enabled the Company to secure the order and increase its gross margin on the existing products for such order. The Company believes that this strategy will continue to increase margins.

     o Product Repositioning. Hosokawa will continue to focus on broadening the applications of its existing products, with minimal modifications, for expansion into new applications in markets that the Company believes may have higher margins. For example, a potential application for the Company's Alpine Film Extruder, used currently for the extrusion of packaging film, is barrier film extrusion for food and medical applications. In addition, the Company's Bepex Compactor, currently used for compaction and forming powder in the chemical industry, has potential application for the production of medicinal chewing gums for the pharmaceutical industry; the Company's Vrieco-Nauta Mixer, currently used to mix powders, may be used to sterilize bulk materials; and its Mikro ACM Mill, currently used for size reduction, may be used to control the length and diameter of fibrous materials.

     o Technological Leadership; Product Offering Range and Quality; Global Recognition. Hosokawa believes that the continuing development of its technological advantage, its wide range of product offerings, the quality of its equipment and systems and its globally-recognized brand names will enable it to increase margins by better managing pricing on its products and systems.

     o Cost Reductions. Hosokawa will also continue its efforts to reduce costs as a percentage of costs of goods sold in order to increase margins, such as through increased productivity, expanded subcontracting of manufacturing, improved monitoring of worldwide purchasing costs of materials, supplies and components and improved working capital management.

     Enhancing Customer Satisfaction

     The Company's goal is to provide seamless customer service from concept development, sales, equipment and system production and installation to after-market service. To achieve this goal:


     o Hosokawa has developed a customer-focused program designed to reach the top management of its clients. Key management personnel at Hosokawa have been assigned to each core client and are responsible for maintaining the relationship with the client.


     o In partnership with its customers, Hosokawa has developed cost-saving service programs to increase customers' profitability. Additionally, the Company continuously provides its employees with training to reinforce the importance of responsiveness to customer needs.

     o The Company continues to manufacture, assemble, install and service its products and systems in various regions around the world, thereby enhancing customer service.

Products and Technologies

The Powder and Particle and Plastics Processing Product Lines

     Powder and particle processing technologies are used to manufacture pharmaceuticals, chemicals, foods, polymers, paper coatings, cosmetics and paint. Powder and particle processing is the modification of a material to produce the optimum particle form for its intended use. This is achieved through the following process steps which are applied sequentially or in combination depending on the respective material and the customer's specifications: size reduction, disintegration, classification (sorting), drying, crystallization, separating, mixing and size enlargement (agglomeration or compaction). Powder technologies play a key role in a number of technologically-advanced industries, including microelectronics, fine ceramics, toner for paper copiers, products for the delivery of micro-capsules and fine-powdered aerosols and energy sources for thermal-generated electric power. The Company's brand names in powder and particle processing include Alpine, Bepex, Micron (licensed from HMC), Vrieco-Nauta, Schugi, Stott, Mikro, Rietz, Strong-Scott and K-G.

     Plastics processing technology transforms a raw material such as polyolefines from a granular form into films with specific mechanical and physical properties which result in an intermediate or final product such as plastic film for food packaging. The Company's brand name in plastics processing is Alpine.

     The technologies and equipment offered by Hosokawa's powder and particle and plastics processing product lines include:

     o Mixing Equipment and Systems. Hosokawa produces equipment and systems for powder mixing applications and processes to ensure the proper consistency and uniformity of products. Applications include: penicillin, antacids, vitamin supplements, spices and dry soup mixes.

     o Drying Equipment and Systems. Hosokawa's equipment and systems allow food and chemical manufacturers to achieve exact moisture content specifications for the materials they process and produce. Applications include: aspartame, coffee and pigments.

     o Size Reduction and Separating Equipment and Systems. Hosokawa's equipment and systems can produce particle size as fine as 5 microns. For example, an average human hair is 80 to 100 microns in diameter. Fine particles are required to manufacture, among other products, pharmaceuticals, fillers and fine-grade chemicals. Hosokawa also develops and manufactures separating systems for fine particles which permit the user to attain exact particle size specifications. Particle size distributions of such precision are required for the manufacture of pharmaceuticals, toner, powder paint, fine ceramic powders, chemicals, mineral fillers and resins.

     o Compaction Equipment and Systems. Hosokawa's equipment and systems are used in the high pressure production of briquettes, pellets and flakes. Through the use of compaction equipment, product enhancement characteristics can be imparted to the processed material. Such product enhancements include modification of density, flow characteristics, time release properties, particle size and composition uniformity. The result is a final product or an intermediate product ready for further processing to produce end products in the form of tablets, briquettes, or ingredients for capsules used in a variety of applications including: pharmaceuticals, chemicals, food and minerals.

     o Agglomeration Equipment and Systems. Hosokawa's equipment and systems are used for the continuous mixing and binding of powders with one or more liquids. The results are homogenous granules consistent in grain size, solubility, moisture levels and bulk density. The agglomeration process takes place as powders are introduced in a turbulent air stream to which one or more liquids of varying viscosity is added. Applications include: milk substitutes, detergents and instant drink mixes.

     o Hygienic Filling, Weighing and Discharge Systems. Hosokawa's equipment and systems permit dust free, hygienic packaging for powders and are primarily used in the pharmaceutical, chemical and food processing industries.

     o Thermal Processing Systems. Hosokawa's systems use heat and mechanical action to effect a chemical change in solids, removing the need for melting or vaporizing the solid. Principal customers for thermal processing equipment and systems are in the plastics and food processing industries. Hosokawa has developed and marketed thermal processing systems for Solid Phase Polymerization ("SPP"). SPP is the process of treating polymers to improve their physical qualities at temperatures below their melting points, to achieve stronger and more durable materials and finished goods. Applications include: resins for the production of plastic bottles, industrial fibers, tire cord and specialty starches.

     o Plastics Film Blowing and Extrusion Equipment and Systems. Hosokawa's equipment and systems produce both mono- and multi-layer plastic blown film from pelletized polymers. Multi-layer structures contain different resins to impart various qualities such as tensile strength, tear resistance, improved barrier properties and the ability to produce these materials with a thinner gauge. Applications for these technologies range from the production of retail carry out bags, trash can liners, lawn and leaf bags, to plastic film for packaging meats, produce, and microwave products as well as for medical packaging.

Confectionery Processing Product Line

     Hosokawa's confectionery processing technologies and equipment assist the confectionery and convenience snack food (processed or baked bar) industries worldwide from the recipe formulation up to packaging. The Company's confectionery brand names Hutt, Kreuter and Ter Braak are known worldwide in these industries. The integration of these brand names into the recently formed confectionery processing product line makes Hosokawa a single-source provider to this market. Major products and systems include:

     o Mass Preparation and Processing of Confectionery Products. The Company's Ter Braak products are used for the mass preparation, cooking and processing of candy products such as hard, soft and soft chew-aerated and gelatin based products or products known as hard candy, caramels, nougats and gummi bears. The Company specializes in providing pre-mix preparation equipment for weighing and mixing of raw materials used in a variety of confectionery products and equipment for preheating, dissolving, cooking, mixing, aerating and cooling of sugar confectionery syrups and masses.

     o Extrusion, Forming, Cooling and Cutting Systems. The Hutt line offers sophisticated systems for extruding, forming, cooling and cutting operations. The Company's technologies assure weight and shape accuracy for its clients' food products such as candy, granola, health and breakfast bars.

     o Cooling Tunnels, Coating and Tempering Machines. The Company's Kreuter products and systems provide the confectionery and specialized food industries with cooling tunnels, coating (chocolate, compound or caramel) and tempering machines. Auxiliary equipment for coating lines is also available from the Company.

Product Recovery Product Line

     The Company's product recovery product line evolved in response to industry's needs to capture the fine particles produced from powder and particle processing equipment and systems. Hosokawa developed the first patented pulse jet dust collector used for this process in 1956. Since then, Hosokawa has enjoyed a leading position as a provider of product recovery and dust collection equipment and systems. Hosokawa's installed base of over 175,000 systems demonstrates the widespread acceptance and application of the Company's technology.

     The Company's product recovery systems allow processors of high-value materials to collect product from primary processing equipment and material transport and handling systems. Product recovery technologies play a key role in the pharmaceuticals, chemicals, food, detergents, polymers and plastics, pigments, carbon black, metals and minerals industries.

     The Company's product recovery equipment, systems, filtration products and aftermarket services are marketed globally under the Filtex, MikroPul and Menardi-Criswell brand names which have strong brand recognition throughout the world. Major product lines include:

     o Clean In-Place Filter Collectors. These product collectors permit rapid production changeovers, allowing a single manufacturing line the flexibility to produce many different materials. Applications include: pharmaceuticals, pigments, food products and drink mixes.

     o Sanitary Filter Collectors. These product collectors are designed to prevent product contamination, eliminate bacterial growth and protect human and animal health. Applications include: dry milk, whey, and egg products.

     o High Pressure Design Collectors. These product collectors are engineered to withstand high process pressures and/or to prevent explosions. Applications include: plastic resins and petrochemicals and coal and coke combustion processes.

     o High-Temperature Filter Collectors. These product collectors are temperature-resistant filters used in special ultra-high temperature filter applications. Applications include: catalyst recovery, carbon black and titanium dioxide.

     o Filter Media. Hosokawa supplies a broad range of liquid and dry filter media for process industries. Hosokawa is recognized for its state-of-the-art high temperature filter media products. Hosokawa develops media and advanced media treatments used for dust collection and management believes that it is the only vertically integrated manufacturer with operations for applying chemical finishes to the filter material. The Company also offers complete field services including: retrofits, process optimization analyses and baghouse upgrades. Applications include: food and beverage, alumina refining, mineral and mining and pharmaceutical and chemical processing.

     o Nuisance Dust and Dust Collector Systems. These dust collection systems are utilized for a wide variety of applications in product recovery, fugitive dust collection and pollution abatement. Applications include: starch, fertilizers, cocoa, spices, cement, grains, metal powders and waste incineration.

     o Wet and Dry Scrubbing Systems. Hosokawa's wet and dry scrubbing systems are used to remove the corrosive pollutant gases exhausted from various production and combustion processes. These systems are designed to use the plant's raw materials to reclaim chemicals used in the scrubbing process and to minimize waste disposal while operating at up to 99.9% collection efficiency. Applications include: aluminum production and metallurgical processes.

     The following table sets forth the Company's net sales and percentages attributable to its powder and particle processing, plastics processing, confectionery processing and product recovery equipment and systems product lines, respectively:

                                                 Net Sales
                                 (Dollars in millions, except percentages)
                                                                                                  Six Months
                                                  Year Ended September 30,                      Ended March 31,
                              -------------------------------------------------------------     ---------------
                                     1995                 1996                  1997                 1998
                               ---------------      ---------------      ------------------     ---------------

Product Lines                    $         %           $        %           $           %         $         %
----------------------------------------------------------------------------------------------------------------
Powder and Particle .........  $180.1     53.1%     $188.1     50.6%     $168.5(1)     46.7%    $ 85.4     47.7%
Plastics ....................    53.3     15.7        59.6     16.0        66.6        18.5       26.3     14.7
Confectionery ...............     7.5      2.3        18.9      5.1        25.5         7.1       15.3      8.5
Product Recovery ............    98.1     28.9       105.1     28.3        99.9        27.7       51.9     29.1
                               ------    -----      ------    -----      --------     -----     ------    -----
 Total ......................  $339.0    100.0%     $371.7    100.0%     $360.5       100.0%    $178.9    100.0%
                               ======    =====      ======    =====      ========     =====     ======    =====

----------------
(1) The decline in sales in this product line resulted primarily from foreign currency translations (approximately $15.0 million).

Industry Background and Competition

     In the powder and particle processing product line, the competition is fragmented and the Company is not aware of any other company that offers the range of products and technologies provided by the Company for this product line. The competitors in this product line compete primarily on the basis of product performance and price. The Company's principal competitors in certain technologies are: Condux-Netsch (air classifier mills), Pallman (impact mills), Krauss Maffei (mixers and dryers), Koppern (compaction equipment), and Buhler (SPP systems). However, there are many smaller companies that compete within this product line with respect to certain products. Additionally, there exists a large supply of used equipment which can result in price competition for certain older products (pulverizers).

     The Company has relatively few competitors in the confectionary product line and the Company competes with them on the basis of product performance and service. The Company believes that its ability to provide systems capabilities is a competitive advantage in serving this market. The Company's recent acquisitions of Ter Braak B.V. and certain assets of Kreuter GmbH have positioned the Company for additional growth by expanding its systems' capabilities. The Company's principal competitors are Sollich, Robert Bosch, APV Baker and Klockner-Haensel.

     There are numerous competitors in the product recovery product line. The Company believes that one of its competitive strengths lies in its extensive application experience. Additionally, the Company believes there is a competitive advantage to being both provider of equipment and systems and a manufacturer of filter media. The Company is not aware of any other company that is a totally integrated provider of equipment, systems and filter media. There are about 10 to 15 major companies, including BHA Holdings, Inc, AAF International, ABB Environmental Systems Division and Wheelabrator Air Pollution Control, that compete in this product line. The competition is intense in the product recovery product line with a number of small companies that compete on price (e.g., nuisance collectors).

     The manufacture of filtration media within the product recovery product line can be further divided into three product offerings. In membrane laminate technologies, the Company competes primarily with W.L. Gore and Associates, Inc. and BHA Holdings, Inc. In its core filtration business, the Company encounters competition from MFRI, Inc., BHA and a number of regionalized competitors. In its liquid filtration product line, the Company competes with National Filter Media Corporation, SCAPA Filtration, and CROS-IBLE, Inc..

     Management of the Company believes that the sales of approximately twenty companies (including the Company) represent 80.0 to 90.0% of the total sales in the plastics processing product line. Each of the major companies have strengths in one or more particular extrusion technologies, and the competition varies depending on the products and technologies and is based primarily upon product performance, reliability and technology. Major competitors include:
Battenfield Gloucester Engineering Co., Inc, Davis Standard, Brampton Engineering, Kiefel, Inc., and Macchi S.r.l.

Research and Development

Company Research and Development

     Hosokawa recognizes that maintaining its leadership role in advanced processing and product recovery technologies is essential to sustaining growth. Research and development at Hosokawa focuses on product innovation, new product development and advanced research leading to breakthrough technologies and their subsequent commercialization. The general research and development philosophy of Hosokawa is to continuously improve existing products and technologies to meet market requirements and to aggressively develop new equipment and technologies to meet future market requirements. Guiding parameters for all research and development are to reduce both the Company's and the customer's operating costs, to facilitate the customer's development of new processes while complying with applicable regulatory laws and to standardize product design for global markets.

     Hosokawa has two separate and distinct research and development programs. The first program is traditional research and development of new products and processes and is funded at the operating company level. A second and distinct research and development program is funded at the corporate level by Hosokawa. This corporate program is overseen and carried out by the Advanced Technology Committee ("ATC"), which is comprised of the Company's key researchers, whose mission is to develop future-oriented products and technologies, to introduce new product applications and to open new markets for the Company's products worldwide. While most of the technologies being developed by the ATC are several years away from commercial use, the Company believes that the principles learned from and breakthroughs achieved by this advanced research will assist the Company to remain a leading manufacturer of powder and particle, plastics and confectionery processing equipment and systems and product recovery equipment and systems. The Company has in place management policies which cover the initiation, approval and monitoring of research and development projects both at the operating unit level and the ATC level. Among the criteria for review are cost-benefit and market analysis and whether established milestones are attained.

     Hosokawa maintains 17 Technical Centers in seven countries, including the United States, Germany and the Netherlands. Each has fully operational pilot and/or production lines that are able to produce sample batches of product and to perform limited contract manufacturing. These Technical Centers are equipped and operated for a variety of functions which can include conducting original research work, demonstrating various processing systems, on-site testing of end-product, analysis and testing of a customer's materials, process simulation of a customer's production process, process design configuration and custom-processing of the customer's product. The Technical Centers and Pharma Lab provide customers with a demonstration of the Company's processing systems using the customer's raw materials followed by on-site testing of the characteristics of the end-product deemed essential by the customer, e.g., physical properties of powders such as particle size, density, dryness and flowability. The Company also has a wide range of rental equipment to be used for field trials in cases where actual operating conditions cannot be reproduced in the Technical Centers.

     The Hosokawa Pharma Tech Center in Summit, New Jersey, United States opened on May 19, 1998. This facility is designed to meet the needs of the pharmaceutical industry. The Company's management anticipates that this facility will be validated as a "current Good Manufacturing Practices" ("cGMP") facility for pilot testing and analysis, contract processing, milling and micronization, compacting and agglomeration, classification and pharmaceutical product development. This capability is also an important aspect of the Company's marketing efforts directed at the pharmaceutical industry. See "--Sales and Marketing."

     The Company's PolyQuest Polymer Development Center in Minneapolis, Minnesota, United States, which allows customers to take theoretical information about polymer processing from concept development to pilot testing, for the design of full-scale polymer processing plants. The PolyQuest Development Center provides customers with the ability to design production plants using the most flexible flow designs available worldwide, with up to 96 combinations of process flow variations for test configurations. The PolyQuest Development Center is equipped with one of the most advanced analytical laboratories available and includes a scanning electron microscope, thermogravimetric analyzer, "fines" content analyzer and other devices.

     For the fiscal year ended September 30, 1997, research and development expenditures were approximately 3.4% of sales. Total research and development expenditures for the fiscal years ended September 30, 1997, 1996 and 1995 were $12.2 million, $12.6 million and $11.0 million, respectively, and the fiscal year 1998 research and development budget is approximately $14.0 million. Research and development expenditures for fiscal year ended September 30, 1997 were allocated as follows: 37.0% to operating unit research and development, 54.0% to the Technical Center research and development, and 9.0% to the Advanced Technology Committee (ATC).

     Examples of principal research and development projects which were undertaken in the past and now account for significant sales are set forth in the table below:

                                                 Year                                                            Fiscal 1997 Sales
             Products                         Introduce                       Needs/Benefits                   (Dollars in millions)
-------------------------------------------   ----------   -------------------------------------------------   ---------------------
Powder and Particle Processing Product Line
 Fluidised Bed Opposed Jet                      1995       Easy clean, advanced system controls, modular              $  7.4
 Mill (sanitary design)                                    design, bed level control
 Ultra-fine particle separators                 1995       Ultrafine separation in combination with                      3.1
                                                           high capacity
Plastics Processing Product Line
 Plate Dies                                     1996       Coextrusion of plastics of more than three layers             1.8
 High-performance extruders                     1995       High quality film at high output rates                        3.7

Confectionery Processing Product Line
 Flexible production system                     1995       Production of white caramel                                   0.7
 Electronically-controlled                      1995       Increased reliability, lower maintenance, more                1.9
 forming and cutting devices                               precise cutting

Product Recovery Product Line
 SDF (Surface Densified                         1997       Advanced finishing technology to achieve                      0.5
 Finish)                                                   improved efficiencies
 MikroTex                                       1996       High efficiency membrane technology to reduce                 2.2
 (Glass/Liquid/Specialty                                   operating expense
 Substrates)

     Examples of principal research and development projects currently underway are set forth in the table below:

       Initiative                              Objective                                     Timing
-----------------------   ---------------------------------------------------   --------------------------------
Rapid expansion of        Particle formation through high pressure,             Early stage. Tests for
supercritical             supersaturation and decompression to produce          customers expected in 1998,
solutions                 ultra-fine, high-purity particles. Nano-fine          commercialization expected
                          additions are more efficient and react more           in 1999.
                          quickly. Targeted markets are pharmaceutical,
                          food and agriculture industries.

MikroTemp brand of        Wet chemical method to produce new materials          Research for ceramic coating
ceramic coating           and nano-sized particles. Fields of application       of filter media completed.
                          are ceramic coating on filter media to increase       Market introduction expected
                          temperature and chemical resistance and ceramic       in 1998, including potential
                          coating and protection of metal surfaces to           sale of technology to a third
                          improve corrosion resistance.                         party with a license for use of
                                                                                technology on filter media.

Flame synthesis with      Create particles from gas phase and charge            Pilot line operating.
electrical charging       electrically to better control size, distribution     Cooperative agreements with
(bi-polar technology)     and morphology. Technology helps to upgrade           customers concluded with
                          quality of flame reacted metal oxides such as         options for licenses. Market
                          silicon dioxide and carbon black, and also            introduction expected in 1999.
                          allows production of ceramic powders in the
                          low nano-size range.

      Initiative                           Objective                                    Timing
---------------------   -----------------------------------------------   ----------------------------------
Unique classifier       Specific applications with maximum                Concepts completed and
                        classification efficiency and yield.              design initiated, customer
                                                                          testing expected in late 1998,
                                                                          commercialization expected
                                                                          in 1999.

Mill and Classifier     Low-energy mill for a wide range of               Trials with first prototype
                        applications.                                     started, customer testing
                                                                          expected in late 1998,
                                                                          commercialization expected
                                                                          in 1999.

Long gap mill           Development of a high-speed fine impact mill.     Prototype completed, customer
                                                                          testing expected in late
                                                                          1998, commercialization
                                                                          expected in 1999.

Barrier Film System     Produce multilayer film with application          Technology ready for market
                        specific properties.                              introduction in United States
                                                                          in 1998. Pilot line in operation.
                                                                          Cooperative agreements with
                                                                          one customer concluded and
                                                                          others under discussion.


Research Partnerships

     Hosokawa often provides its powder processing and product recovery equipment to universities in exchange for Hosokawa-sponsored research and development work. This has resulted in the formation of research partnerships with a number of universities. These research partnerships, among other things, have led to the development of new products and processes which incorporate Hosokawa's products such as a new type of Wet Electrostatic Precipitator, electro cyclone, bi-polar technology for nano powders, fermentation process, ceramic fabric coating process, and inline particle size measurement products. These partnerships increase the Company's name recognition in the research community as well as in the industries the Company serves. Partnership universities are set forth in the table below:

Europe: Germany                               Netherlands
        University of Cottbus                 University of Delft
        University of Karlsruhe               University of Wageningen
        University of Munich
        University of Saarbrucken

U.S.:   New Jersey Institute of Technology
        Pennsylvania State University
        State University of New York (Stony Brook)
        University of Arkansas
        University of Florida

     Hosokawa also provides a forum for publication and discussion of the most up-to-date research in its field by funding, along with HMC, the Hosokawa Powder Technology Foundation, which publishes a journal entitled "KONA Powder and Particle" (KONA is Japanese for "powder"). KONA's mission is to publish research findings and papers covering a broad spectrum of powder sciences and technology, discussing both fundamental principles and practical applications. All research papers published in KONA are reviewed by its Editorial Committee prior to publication. The KONA Editorial Committee is comprised of over 30 prominent researchers from world leading universities in particle and science technology. Through these initiatives, the Company accomplishes the following:
(i) establishes and maintains Hosokawa's relationship with these leading academicians which contributes to attracting noted research partners for the Company's advanced technical development programs; (ii) reinforces its reputation as a leader in the field of particle science research, and (iii) informs the Company of new developments in the academic arena.

Acquisitions

     Hosokawa participates in a fragmented industry which management believes provides many strategic acquisition opportunities. In the past, the Company grew through strategic acquisitions and mergers with companies whose businesses were related to the Company's businesses. See "--History of the Company." This acquisition strategy helped the Company to evolve into a primary supplier of highly engineered, state of the art integrated processing and product recovery technology solutions. Hosokawa expects to continue growing through strategic acquisitions that can provide complementary operations or acquiring specific companies whose operations, products and capabilities are superior in a particular area. Hosokawa has purchased seven companies and selected assets of another company since fiscal 1988. The following acquisitions contributed 54.8% to the Company's net sales in fiscal 1997, as set forth in the table below:

  Fiscal
   Year                                                                                             (Dollars
 Acquired          Company                    Product Lines                    Countries          in millions)
----------   ------------------   ------------------------------------   ---------------------   -------------
1988         Alpine AG            powder and particle processing,        US, UK, France,             $115.4
                                  plastics processing                    Germany, Italy
1989         Filter Tubes         product recovery                       France                         9.7
             E.u.r.l.
1990         Omal srl             plastics processing                    Italy (subsequently           N.A.
                                                                         discontinued)
1992         Bepex                powder and particle processing and     US, UK, Germany,              51.5
             Corporation          confectionery processing               Netherlands
1995         Procequipo S.A.      powder and particle processing         Mexico                         0.1
             de C.V.              (distribution)
1996         Ter Braak B.V.       confectionery processing               Netherlands                    8.5
1996         Kreuter GmbH         confectionery processing               Germany                        8.8
             (selected assets)
1997         L.E. Stott Ltd.      powder and particle processing         UK                             3.7
                                                                                                     ------
                                                                                                     $197.7
                                                                                                     ======

     The Company's acquisition in 1996 of Ter Braak B.V. and certain assets of Kreuter GmbH, for example, allowed the Company to combine the confectionery equipment and systems of those two companies with the Company's existing Hutt line of confectionery operations which gave the Company the ability to provide totally integrated processing solutions for confectionery producers. This capability has resulted in several orders that management believes might have otherwise gone to competitors. The Company's acquisition in 1997 of L.E. Stott Ltd. gave the Company sophisticated hygenic packaging technology which complemented the Company's powder and particle processing product line with a significant presence in the pharmaceutical industry.

     The Company has signed a letter of intent with respect to the acquisition of certain assets with a book value of approximately $2.0 million and the assumption of certain liabilities of approximately $1.0 million of a privately held company located on the East Coast of the United States for a purchase price of approximately $2.7 million. This company is engaged in the design, manufacture and sale of particle size reduction equipment. It is expected that this acquisition will close in the Summer of 1998 and that a portion of the available credit resulting from the repayment of short-term indebtedness with the proceeds of this Offering will be used for the acquisition.

Customers

     Hosokawa's core customers include many industrial and consumer products companies in the chemical, pharmaceutical, film extrusion and plastics, minerals, metals and food industries, most of which have a global presence. Management believes that, as developing countries in Asia, Africa, South America and Eastern Europe evolve into manufacturing and consumption-oriented societies and Hosokawa's customers expand into these regions, Hosokawa will grow as its customers develop additional manufacturing facilities and thus have increased need for the Company's equipment. The top twenty-five customers by sales accounted for 17.0% of the Company's total net sales for the fiscal year ended September 30, 1997. In fiscal 1997, no single customer accounted for more than 2.0% of the Company's net sales. The table below sets forth a representative list of Hosokawa's customers, grouped by industry:

       Chemicals:             Industrial and Other:
       Agfa Gaevert           Cabot
       BASF                   Exxon
       Degussa                Kerr-McGee
       Dow Chemical           Shell
       DuPont                 Sonoco Products
       PPG                    Xerox
       W.R. Grace
                              Minerals and Metals:
       Consumer Products:     Alcoa (Aluminum Company of America)
       Kingsford              ECC (English China Clay)
       Procter & Gamble       Hoogovens
                              Huber
       Food:                  Mannesmann Demag
       Hershey
       Kellogg's              Pharmaceuticals:
       Nestle                 Bayer
                              G.D. Searle
                              Hoechst AG
                              Merck
                              Novartis
                              Zeneca

Intellectual Property

     Patents and other proprietary rights are important to the Company's business. It is the Company's policy to seek patent protection for its inventions, and also to rely upon trade secrets, know-how, continuing technological innovations, and licensing opportunities to develop and maintain its competitive position. For example, the Company has entered into an exclusive licensing arrangement with the University of Karlsruhe for the manufacture and sale of electrocyclones with spray electrodes for separating fine particles from a stream of gas. Additionally, the Company has entered into an exclusive licensing arrangement with the Technology Licensing Bureau (TLB) of the Higher Education Institutions in Baden Wurttemberg and others for bi-polar technology, specifically flame synthesis with electrical charging.

     The Company owns over 50 United States and foreign patents and presently has over 20 patent applications pending. These patents expire at various times over the next 15-17 years. While these patents and patent applications are important in the aggregate to the Company's competitive position, no single patent or patent application is material to the Company. The Company has also developed a number of proprietary components that form part of its delivered equipment and systems. Hosokawa Micron and the Hosokawa Micron logo are registered trademarks of HMC and are licensed to the Company for an annual fee of $50,000. Alpine, Bepex, MikroPul, MikroPulverizer, Rotoplex, MikroCut, PEAC, Rietz, MikroACM, Solidaire, Pharmapaktor, Schugi, Kreuter, Kompaktor, Stott, Vrieco-Nauta, Mikro, MikroPulsaire, Mikrotex and Pop-Top, are among the over 150 trademarks or registered trademarks of the Company and affiliated companies. "PolyQuest" is a registered service mark of Hosokawa Bepex Corporation. "Process Technologies For Tomorrow" and "Hosokawa Pharma-Tech Center" are service marks of the Company. See "Certain Transactions."

History of the Company

     The Company is a 98.0%-owned subsidiary of HMC, a publicly-traded Japanese corporation headquartered in Osaka, Japan and listed on the Osaka and Tokyo stock exchanges. HMC was founded in Osaka, Japan in 1916 under the name Hosokawa Iron Works. In 1960, Hosokawa Iron Works established its first overseas sales office in the United Kingdom, began licensing arrangements with Pulverizing Machinery Co. in the United States in 1962 and opened offices in Cologne, Germany in 1970. In 1980, Hosokawa Iron Works changed its name to Hosokawa Micron Corporation.

     In 1982 to 1983, HMC acquired Nauta, Vrieco and Isem in Holland and in 1985 acquired US Filter Systems, Inc. and its worldwide subsidiaries, which included Pulverizing Machinery Co. In 1986, the Company was incorporated in Delaware and HMC reorganized all of its non-Japanese operations under the umbrella of Hosokawa.

     Since fiscal year 1987, the Company has acquired seven companies and the selected assets of another company. See "--Acquisitions."

     HMC currently engages in generally the same businesses as the Company except for the plastics and confectionery processing product lines. For the fiscal year ended September 30, 1997, HMC had net sales of $484.5, of which $357.1 were attributable to net sales of the Company (excluding intercompany sales). For a description of certain transactions between the Company and HMC, see "Certain Transactions."

     HMC, after completion of the Offering, will own 70.4% of the outstanding Common Stock (67.5%, if the Underwriters' over-allotment option is exercised in full) and continue to exert substantial control over the affairs of the Company. See "Risk Factors--Control of the Company." In addition, four members of the board of directors of the Company are members of HMC's senior management and one member of the Company's board of directors is on HMC's board of directors. See "Management--Directors and Executive Officers."

Manufacturing and Other Facilities

     The Company achieves high-quality manufacturing through increasing levels of automation, continuous improvement in production processes and employee training. The Company operates 17 manufacturing facilities and 17 Technical Centers. Nine of the Company's major manufacturing and engineering units have achieved the International Standards Organization's ISO 9001 or 9002 certification and others are in the process of securing such certification. The ISO series is an internationally recognized quality system which addresses all areas of quality assurance, including sales, technical support, operations and management.

     The following table indicates the location, activity and size, and whether it is owned or leased, of each of the Company's principal facilities:

                                                                    Own or                       Lease
                  Location                        Activity(1)        Lease     Square Feet     Expiration
--------------------------------------------   -----------------   --------   -------------   -----------
Minneapolis, Minnesota, USA                    SM, TC, E, A        Owned          48,600
New York, New York, USA                        A                   Leased          6,900         2001
Santa Rosa, California, USA                    M, E, A             Owned         139,500
Trenton, South Carolina, USA                   M, SM, TC, E, A     Leased         96,000         2008
Natick, Massachusetts, USA                     SM, TC, E, A        Owned          27,000
Summit, New Jersey, USA                        SM, TC, E, A        Owned         158,100
Brampton, Ontario, Canada                      M, SM, TC, E, A     Leased         18,490         2001
Augsburg, Germany                              M, SM, TC, E, A     Owned         285,000
Cologne, Germany                               M, SM, TC, E, A     Owned         204,275
Leingarten-Heilbronn, Germany                  M, SM, TC, E, A     Owned          72,350
Hamburg, Germany                               M, SM, E, A         Leased         49,400         2004
Rotterdam, Netherlands                         M, SM, TC, E, A     Owned          21,500
Doetinchem, Netherlands                        M, SM, TC, E, A     Owned         339,800
Runcorn, England                               M, SM, TC, E, A     Owned          20,800
Bacup, England                                 M, SM, E, A         Leased         10,600         2001
Pontcharra, France                             M, A                Owned          24,100
Wetherill Park, New South Wales, Australia     SM, E, TC,          Owned          10,200

----------------
(1) M is manufacturing and assembly; SM is sales and marketing; TC is Technical Center; E is engineering; and A is administrative and corporate.

     The Company's stand-alone equipment and components for its systems are either wholly manufactured at one of the Company's manufacturing facilities or supplied by third-party vendors and made to the Company's specifications. The determination of whether components of the Company's systems are manufactured by the

Company or by subcontractors is determined on a case-by-case basis, based largely on the size and complexity of the equipment or systems ordered by the customer, and whether or not it contains proprietary technology of the Company. With respect to product recovery systems only, such determination is based largely on the region where the customer's order will be delivered and whether or not the customer has specified sole source suppliers for components of the Company's custom-designed systems. In addition, certain components which are used in the Company's manufacture and assembly of product recovery equipment and systems such as diagnostic equipment and valves are made to the Company's specifications by unaffiliated vendors and suppliers.

     The principal raw materials, components and subsystems used in the manufacturing of the Company's equipment and systems include stainless and carbon steel, electronic components, pumps, compressors, motors, fans, programmable logic controls, hydraulic components, visual and mechanical sensors, bearings, lasers, plastic film rolling equipment ("winders"), conveyers and gearboxes. The Company is not dependent on any one supplier of raw materials, components or subsystems, although it does obtain certain components and subsystems from a limited number of sources. See "Risk Factors--Dependence on Component Availability, Subcontractor Performance and Key Suppliers." Although the Company does not, in most areas, maintain a substantial inventory of raw materials, components or subsystems, it believes that there are adequate alternative sources of supply of sufficient quality and quantity. In addition, equipment manufactured at several of the Company's facilities is often used by another operating subsidiary as a component in the assembly of its systems such as the manufacture of classifiers and mills in the Company's Doetinchem, Netherlands facility for sale by certain European operations.

     A number of processes are undertaken at the Company's manufacturing facilities depending upon the equipment and systems being produced such as: forming of sheet metal, computer numeric control ("CNC") machining, turning and milling and the plasma arc cutting of steel used in the construction of vessels, augers and metal housings. The Company also engages in the heat treating of certain materials to increase their durability. The interface between the Company's computer aided design and CNC operations assures accuracy, precision manufacturing and increased production. Additionally, the Company employs advanced techniques such as robotic welding technology for increased fabrication efficiency.

Sales and Marketing

     General

     The Company markets and sells its equipment and systems directly to customers in the industries it serves and to engineering firms which provide entire systems to end-users. The Company's powder and particle processing, plastics processing and product recovery equipment and systems are sold through the Company's direct sales force and sales representatives. The Company's confectionery equipment is sold primarily through sales representatives. In addition, the Company has assigned in-house technical sales engineers to the confectionery product line who have responsibility for support of confectionery sales in each territory.

     Contracting

     The Company does business with its customers through a number of contractual arrangements, although most of the Company's sales are governed by individual purchase orders. The Company generally requires an advance payment of approximately 20.0% of the total order purchase price for all orders except with regard to filter media and spare parts and thereafter receives periodic progress payments from the customer during the completion phase of the product or system. This generally results either in the Company receiving about 90.0% of the order purchase price by the time of shipment or the Company having a letter of credit to secure payment of the balance of the purchase price. For all other orders, the Company bills the customer when the equipment is shipped. The Company also sells its products under confirmed letters of credit on export sales which secure up to 100% of the purchase price. The Company's contracts generally contain performance guarantees for one year.

     The Company promotes and sells its products and systems by emphasizing its expertise, through advertising and promotion and through its Technical Centers, including the Hosokawa Pharma Tech Center and the PolyQuest Polymer Development Center, as follows:

     Expertise

     Sales of the Company's equipment and systems require the Company's sales personnel to have a high degree of technical expertise and extensive knowledge of the industries served. Almost all of the Company's sales personnel are trained in engineering, including a large proportion with mechanical or chemical engineering degrees.

Furthermore, because the Company markets its products in large part through direct contact with its customers, the Company's sales personnel have extensive knowledge of their customer's needs and processing requirements.

     Advertising and Promotion

     The Company employs a number of strategies to maintain its strong brand name recognition and to market its products. In addition to advertising in industry trade journals and directories, the Company relies heavily on direct contact with its customers in each market through face-to-face meetings with customers, seminars, trade shows, industry conferences, and targeted direct mail. For instance, the Company conducts in-house seminars for its customers with invited industry speakers, members of academia and in-house product specialists. In face-to-face meetings with its customers, the Company promotes its products and systems generally by emphasizing product quality, potential reduction of customers' costs, process know-how, ease of maintenance, and the timely completion and installation of systems. In connection with the Company's highly engineered systems, in particular, the Company's sales personnel are often in direct contact with its customers' more senior production and management personnel due to the sophisticated specifications required of such systems and the relatively large costs involved.

     The Company regularly participates in the largest trade shows around the world including: National Plastics Exhibition (NPE), ACHEMA, Powder and Bulks Solids Exhibition, AAPS, Interphex, International Baking Industry Exposition
(IBIE), Internationale Susswaren Messe (ISM), POWTECH, the K-Show, and the Chemical Processing Industry Exposition where the Company updates its customers about new product introductions, product innovations and new or improved technologies. Additionally, the Company participates in smaller trade shows and conferences structured for regionalized markets.

     The Company also promotes its products and systems by emphasizing its ability to manufacture, assemble, install and service them in various regions around the world. In particular, the Company's global presence has provided a competitive advantage with the ability to serve customers from regional locations.

     Additionally, the Company's personnel present technical papers regarding the Company's products and technologies in recognized industry conferences such as the Imaging Materials Seminar hosted by the Diamond Research Corporation. The awareness of the Company's technical leadership is enhanced through the publication of technical articles in trade journals. The Company partners with leading universities such as Penn State and the University of Florida for the purpose of co-sponsoring international symposiums on powder sciences and technologies. See "-- Research and Development."

     Technical Centers, Hosokawa Pharma Tech Center and PolyQuest Polymer Development Center

     The Company also promotes its products and systems through its Technical Centers located in a number of countries including the United States, Germany, and the Netherlands, and through the Hosokawa Pharma Tech Center in Summit, New Jersey, United States and the PolyQuest Polymer Development Center in Minneapolis, Minnesota, United States. See "-- Research and Development" and "-- Manufacturing and Other Facilities." These Technical Centers and the Pharma Tech Center are equipped and operated for the purpose of conducting original research work, demonstrating various processing systems, on-site testing of end-product and custom processing of customers' products. The Technical Centers and Pharma Tech Center provide customers with a demonstration of the Company's processing systems using the customer's raw materials followed by on-site testing of the characteristics of the end-product deemed essential by the customer, e.g., physical properties of powders such as particle size, density, dryness and flowability. Successful testing also allows the Company to provide certain guarantees for the end product. Finally, the Technical Centers provide technical support for customers' development of new products and their manufacture. In addition to providing a source of revenue to the Company, the Technical Centers are an important component of the Company's marketing efforts.

Backlog

     The Company's backlog was as follows as of the dates indicated (dollars in millions):

                         March 31, 1997     March 31, 1998
                        ----------------   ---------------
                           $   130.4          $   129.0

     The Company expects that approximately 7.0% of the Company's backlog as of March 31, 1998 will not be filled before the end of the Company's 1998 fiscal year.

Health, Safety and Environmental Requirements

     The Company is subject to various federal, state, local and foreign laws and regulations governing health, safety and the environment. These laws and regulations, generally administered by the United States Environmental Protection Agency, the Occupational Safety and Health Administration and various other federal, foreign, state and local environmental and health and safety agencies, impose requirements on the Company's manufacturing operations, including standards governing worker health and safety, hazardous materials storage and management, hazardous waste generation, handling and disposal, and air and water emissions. Based on the Company's periodic review of its environmental management policies and practices, the Company believes that it is currently in material compliance with the applicable health, safety and environmental laws and regulations. Notwithstanding such compliance, if damage to persons or contamination of the environment has been or is caused in the conduct of the Company's business or by hazardous substances or wastes used in, generated or disposed of by the Company, the Company may be held liable for such damages and be required to pay the cost of investigation and remediation of such contamination. Moreover, changes in federal, foreign or state laws or regulations or the discovery of unknown environmental conditions could require additional expenditures by the Company. There can be no assurances that any such contamination or evolving environmental requirements will not require the Company to make material expenditures in the future.

Product Liability; Insurance


     The manufacturing and sale of the Company's products involve a risk of product liability claims. The Company is currently subject to three product liability claims, all but one of which relate to a discontinued product line of the Company. Pursuant to the Company's various insurance policies, the Company is self-insured up to the first $0.2 million of claims for each policy year and $1.0 million in the aggregate. For the discontinued product line, the Company is self-insured up to the first $1.0 million of claims for each policy year and $1.0 million in the aggregate. Although no assurance can be given, the Company believes that its product liability insurance is adequate. Product liability insurance, however, could cease to be available or could cease to be available on acceptable terms, either as a function of the market for product liability insurance for companies like the Company or the Company's own claims experience. See "Risk Factors--Risk of Product Liability Claims; No Assurance of Adequate Insurance."


Employees

     At March 31, 1998, the Company had approximately 2,000 employees, of which 900 were engaged in manufacturing, 300 were engaged in engineering, 200 were engaged in administration, finance and human resources, 100 were engaged in research and product development, and 500 were engaged in sales and marketing (including 240 of which are engineers). The employees of the facility in Santa Rosa, California are represented by a union. Employees in each of the European facilities are represented by a worker's counsel and are members of a national union which negotiates not with the Company directly, but with the appropriate national industry association, for resolution of issues that affect the employees. The Company as a member of the national industry association is bound by the results of the negotiations between the national industry association and the national union. The Company has not experienced a work stoppage in the last five years. Management believes its relationship with its employees is good.

Legal Proceedings

     The Company is a defendant in several product liability cases typical for a company in the powder and particle, confectionery and plastics processing equipment and product recovery equipment industries. The Company also is involved in other proceedings and claims of various types, including Equal Employment Opportunity Commission investigations relating to claims of alleged discrimination and reverse discrimination and claims asserting trademark infringement. The Company also is plaintiff in a copyright infringement proceeding in the United Kingdom. Management believes the disposition of these matters will not have a material adverse effect on the Company's financial position. See "Certain Risks--Risks Related to Intellectual Property Protection."

                                  MANAGEMENT

Directors and Executive Officers

     The following table sets forth information regarding the executive officers, directors and other key employees of the Company.


                Name                  Age                       Positions
------------------------------------ ----- ---------------------------------------------------
Masuo Hosokawa .....................  73   Chairman of the Board of Directors and Director
Yoshio Hosokawa ....................  46   Vice Chairman of the Board of Directors
                                           and Director
Isao Sato(3) .......................  55   President and Chief Executive Officer and Director
William J. Brennan(3)(4) ...........  57   Executive Vice President, Chief Financial Officer
                                           and Director
Dietmar Mayerhauser(3) .............  58   Vice President and President--
                                           Powder and Particle Processing
Gordon E. Ettie(3) .................  59   Vice President and President--Product Recovery
Dieter Hummel ......................  59   Vice President and President--Confectionery
Achim Vogel ........................  57   Vice President and President--Plastics Processing
Gerhard Kappeler(3) ................  65   Vice President--Technology
Simon H. Baker(3)(4) ...............  54   Vice President--Taxes, General Counsel and
                                           Secretary
Yoshizo Yamanokuchi ................  59   Director
Fumio Sawamura .....................  50   Director
Yoshiyuki Kawashima(1)(2) ..........  62   Director
David J.W. Grant(2) ................  61   Director
Paul J. Powers(1)(2) ...............  63   Director


----------------
(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

(3) Member of the Executive Committee.

(4) Member of the Retirement Plans Committee.

     Masuo Hosokawa is Chairman of the Board of Directors and a Director of the Company. He has held such positions since the Company was founded in 1986. He was also President of the Company from 1986 to 1990. Mr. Hosokawa is Chairman of the Board of Directors of HMC and also Chairman of the Board of Toho Sangyo K.K. Ltd., a Japanese corporation which is a substantial stockholder of HMC ("Toho Sangyo"). See "Principal Stockholders and Selling Stockholder." Mr. Hosokawa is the father of Yoshio Hosokawa and the father-in-law of Fumio Sawamura.

     Yoshio Hosokawa is Vice Chairman of the Board of Directors and a Director of the Company. He has been a Director since 1986 and Vice Chairman since 1996. Mr. Hosokawa has held the positions of Representative Director and President of HMC since December, 1995. Mr. Hosokawa was Executive Vice President of the Company from 1992 to 1996. Mr. Yoshio Hosokawa is the son of Mr. Masuo Hosokawa and the brother-in-law of Mr. Fumio Sawamura.

     Isao Sato is President and Chief Executive Officer of the Company. He became President in 1990 and was elected Chief Executive Officer of the Company in 1996. Mr. Sato was President of the European Block of the Company from the establishment of the Company's European operations to 1995. He has been a Director of the Company since 1986 and is a Director of HMC. Mr. Sato graduated from the Osaka Institute of Technology with a B.A. in Mechanical Engineering.

     William J. Brennan is Executive Vice President and Chief Financial Officer of the Company. Mr. Brennan previously served in several executive positions and was promoted to his current position in 1997. He has served as a Director of the Company since 1990. Mr. Brennan graduated from Bryant College with a BSBA.

     Dietmar Mayerhauser is a Vice-President of the Company and was elected President of Powder and Particle Processing on January 1, 1998. Mr. Mayerhauser joined the Company in 1964 and held various management positions at the Company's Hosokawa Alpine AG subsidiary, becoming President in 1992. He served as President of the Company's European operations from 1995 to 1997. Mr. Mayerhauser graduated from the Technical University of Munich in 1964 with a degree in engineering.


     Gordon E. Ettie is a Vice-President of the Company and was elected President of Product Recovery January 1, 1998. Mr. Ettie joined the Company in 1994, and was elected a President of the Company's Hosokawa Bepex Corporation subsidiary. In 1996, he was appointed President of the Americas Powder and Particle Processing operations. From December 1992 to December 1993 he was President and CEO of Aqua Air, Inc. Mr. Ettie is a graduate of the University of Florida with a Bachelor's Degree in Chemical Engineering. He has also participated in the Tuck Executive Program at Dartmouth College and is a member of the Process Equipment Manufacturers Association.

     Yoshiyuki Kawashima was elected a Director of the Company in 1997. Mr. Kawashima retired from Mitsui & Co. (USA), Inc. ("Mitsui") in 1997, after 37 years. He served on the Board of Bioproducts Inc., United Grain Corporation and Intermodal Terminal, Inc., subsidiaries of Mitsui and currently is an advisor to Mitsui's Chemical Division. Mr. Kawashima is also a member of the Board of Directors of various civic organizations including the Mitsui USA Foundation, the Keimei Fund, Walter Hoving Home, the External Board of Texas A&M University and the International Advisory Board of the University of Houston. A graduate of Tokyo University, Mr. Kawashima holds a B.A. in Law. He also attended Columbia University in New York and participated in the Advanced Management Program at Harvard School of Business in Boston.

     David J.W. Grant was elected a Director of the Company on April 15, 1998. Dr. Grant is a Professor of Pharmaceutics, College of Pharmacy, University of Minnesota, Minneapolis. He graduated from Oxford University in the UK with a B.A. in Chemistry in 1960 and a D. Phil. in Physical Chemistry in 1963. He received an M.A. from Keble College in 1963, and D.Sc. for recognized published research on the physical chemistry of pharmaceutical systems in 1990. Dr. Grant was appointed to the Endowed Chair in Pharmaceutics, University of Minnesota in 1988. In January 1994, he became an Associate Editor of the Journal of Pharmaceutical Sciences and is author or coauthor of over 120 scientific articles and reviews. Dr. Grant is a Fellow of AAPS and the Royal Society of Chemistry, and a member of AACP, ACA, ACS AIChE and APhA.


     Paul J. Powers was elected a Director of the Company on April 15, 1998. Mr. Powers is the Chairman of the Board and Chief Executive Officer of Commercial Intertech. He joined Commercial Intertech in 1984 as President, Chief Operating Officer and Director. Mr. Powers serves on the Board of Directors of First Energy Corporation, Twin Disc Incorporated, Global Marine Inc. and serves as the Chairman of CUNO Inc. Mr. Powers holds a B.A. in Economics from Merrimack College in North Andover, Massachusetts and an M.A. in Business Administration from George Washington University in Washington, D.C.


     Dieter Hummel was elected a Vice-President and President of Confectionery Processing on January 1, 1998. Mr. Hummel joined the Company in 1964 and has held a number of management positions in both American and European operations. Mr. Hummel graduated from the State Engineering School of Machine Design in Germany with a degree in mechanical engineering. He is a member of VDMA (an association of German machinery and systems manufacturers) and VMI (an association of the German metal industry).


     Achim Vogel was elected a Vice-President and President of Plastics Processing on January 1, 1998. Mr. Vogel joined the Company in 1968 and he held various management positions within Hosokawa Alpine AG including the position of General Manager of the Technical Division from 1985 to 1992. He was Executive Vice President and a Member of the Management Board from 1992 to 1995 before becoming President in 1995. Mr. Vogel graduated from the University of Karlsruhe with an engineering degree in Mechanical and Chemical Processing Technology.

     Gerhard Kappeler was appointed Vice President of Technology of the Company in 1994. He previously held the position of Managing Director of Hosokawa MikroPul GmbH. Mr. Kappeler joined the Company in 1961. A member of the German Engineering Association, he graduated in 1956 from the University of Stuttgart with a degree in mechanical engineering.

     Simon H. Baker was appointed Vice President-Taxes and General Counsel of the Company in 1997. He previously held the position of Vice President Tax and Legal Affairs. Mr. Baker joined the Company in 1989. He is a graduate of Brooklyn College where he received a B.A. in Economics, Syracuse University College of Law where he attained a JD degree and of New York University School of Law where he received a Masters of Law in Taxation (LLM). Mr. Baker is also Secretary of the Company.

     Yoshizo Yamanokuchi has served as a Director of the Company since 1994. Mr. Yamanokuchi held the position of President of certain of the Asian and Australian operations of the Company from 1994 to 1996. He is a Managing

Director of HMC, which he joined in 1990, after over 25 years of service with The Sanwa Bank Ltd., where from 1987 to 1990, he held the position of President of The Canada Sanwa Bank Ltd.

     Fumio Sawamura served as Vice Chairman of the Company from 1992 to 1996. He held various executive positions with the Company since its founding in 1986. Mr. Sawamura is a Senior Managing Director of HMC and has served as a Director of the Company since 1986 and is also a Director of Toho Sangyo. Mr. Fumio Sawamura is the son-in-law of Mr. Masuo Hosokawa and the brother-in-law of Mr. Yoshio Hosokawa.

Board of Directors

     The Company's certificate of incorporation divides the board of directors into three classes, with each class holding office for staggered three-year terms. The terms of Masuo Hosokawa, Yoshiyuki Kawashima and Paul J. Powers are scheduled to expire at the annual meeting of stockholders in 1999; the terms of Isao Sato, Fumio Sawamura and William J. Brennan are scheduled to expire at the annual meeting of stockholders in 2000; and the terms of Yoshio Hosokawa, Yoshizo Yamanokuchi and David J.W. Grant are scheduled to expire at the annual meeting of stockholders in 2001. At each annual election, the successors to the class of directors whose term expires at that time will be elected to hold office for a term of three years to succeed those directors whose term expires, so that the term of one class of directors will expire each year. The classification of directors has the effect of making it more difficult to change the composition of the Board of Directors in a relatively short period. In addition, the classified board provision could discourage a third party from attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders or could delay, defer or prevent a change in control of the Company.

     The Company's officers are elected by the Board of Directors for one-year terms and serve at the discretion of the Board of Directors. The Company's independent directors are compensated at the rate of $15,000 per year plus $1,000 per meeting of the Board of Directors or any committee thereof plus reimbursement of reasonable expenses incurred in attending such meetings. See "Principal Stockholders and Selling Stockholder," "Risk Factors--Control of the Company," "--Anti-Takeover Provisions" and "Description of Capital Stock."

Committees of the Board of Directors

     The Board of Directors of the Company has an Audit Committee, an Executive Committee, a Retirement Plans Committee and a Compensation Committee.

     The Company's Board of Directors has appointed at least two directors who are "non-employee" directors to the Audit Committee. The functions of the Audit Committee are to meet with the independent public accountants of the Company, to review the audit plan for the Company, to review the annual audit of the Company with the accountants, together with any other reports or recommendations made by the accountants, to recommend whether the auditors should be continued as auditors for the Company and if other auditors are to be selected, to recommend the auditors to be selected, to meet with the internal auditors for the Company and to review with them and the auditors for the Company the adequacy of the Company's internal controls, and to perform such other duties as shall be delegated to the Audit Committee by the Board of Directors, including review and approval of the arrangements between the Company and HMC and its affiliates.

     The functions of the Executive Committee are to exercise all the authority of the Board of Directors whenever the Board of Directors shall not be meeting except for those functions assigned to other committees of the Board, provided, however, that the Executive Committee does not have the power to amend or repeal any resolution of the Board of Directors that by its terms is not subject to amendment or repeal by the Executive Committee, and the Executive Committee does not have the authority of the Board of Directors in reference to any action which, by the statutes governing corporations of the Company's state of incorporation, may be taken only by the Board of Directors or the shareholders.

     The functions of the Retirement Plans Committee are to administer all pension, profit-sharing and other tax-qualified retirement plans for the Company and its U.S. subsidiaries, including establishment of investment policies, the review of investment managers, the recommendation on the appointment of investment managers and trustees to the Board of Directors, the appointment of plan administrators and other service providers to the plans and the overall review and administration of plan benefits. The Retirement Plans Committee is to be the named fiduciary for all of the Company's and its U.S. subsidiaries' tax-qualified retirement plans and programs.

     The Company's Board of Directors has appointed a Compensation Committee which is required to be comprised of two or more directors all of whom are intended to qualify as "outside directors" under Section 162(m) of the Internal

Revenue Code of 1986, as amended (the "Code"), and "non-employee" directors under Rule 16b-3 of the Exchange Act. The functions of the Compensation Committee are to recommend to the Board of Directors policies and plans concerning salaries, bonuses and other compensation arrangements for the Company; recommend bonuses and other forms of additional compensation; establish and review policies regarding management prerequisites; award and administer salaries, bonuses and other forms of additional compensation for the Company, including senior executives; to administer any supplemental executive retirement programs; and to carry out all acts permitted or required to be performed under terms of any and all stock incentive and stock option plans including the granting of options to eligible persons.

Limitations on Liability

     The Company's Restated Certificate of Incorporation contains a provision that, subject to certain exceptions, limits the personal liability of the Company's directors for monetary damages to the Company and its stockholders for breaches of fiduciary duty owed to the Company or its stockholders.

     In addition, the Company expects to enter into agreements with its directors and officers providing for indemnification of those individuals under certain circumstances.

     The Company has obtained director and officer liability insurance that insures the Company's directors and officers against certain liabilities.

Executive Compensation

     The following table sets forth certain summary information concerning compensation paid or accrued by the Company to or on behalf of the Company's Chief Executive Officer and each of the Company's remaining executive officers (the "Named Executive Officers") for the fiscal year ended September 30, 1997.

                          Summary Compensation Table

                                                                                            Long-Term
                                                                                           Compensation
                                                                                          -------------
                                                      Annual Compensation(1)                  Awards
                                            -------------------------------------------   -------------
                                                                          Other Annual      Securities
                                                                          Compensation      Underlying          All Other
       Name and Principal Position           Salary ($)     Bonus ($)          ($)           Options        Compensation ($)
-----------------------------------------   ------------   -----------   --------------   -------------   --------------------
Isao Sato, President &
 Chief Executive Officer ................   270,000          120,000         23,974           8,990               8,242(2)(3)

William J. Brennan,
 Executive Vice President &
 Chief Financial Officer ................   248,004          100,000          6,433           6,743              10,500(2)(4)

Dietmar Mayerhauser,
 Vice President & President--
 Powder & Particle Processing ...........   233,533           84,130         19,107           6,743              62,129(5)

Dieter Hummel, Vice President &
 President--Confectionery ...............   248,498           50,458          4,456               0              54,607(5)

Gordon E. Ettie, Vice President &
 President--Product Recovery ............   190,046           90,000          1,561           6,743              10,650(2)(4)

Achim Vogel, Vice President &
 President--Plastics Processing .........   232,326           79,526          8,252           1,798              63,490(5)

----------------
(1) The compensation described in this table does not include medical, group life insurance or other benefits available generally to all salaried employees of the Company, as well as certain perquisites and other personal benefits, the value of which does not exceed the lesser of $50,000 or 10.0% of the named executive officer's total salary and bonus reported in this table.

(2) Includes premiums on $300,000 of life insurance provided to each executive under the Company's Executive Group Term Life Insurance Plan. The Company provides Messrs. Sato, Brennan and Ettie with executive life insurance which is paid by the Company. This coverage equals two-and-one-half times annual base salary to a maximum of $300,000 for corporate officers and unit managers.

(3) Represents the amount of contributions by HMC to the governmental Social Welfare Pension on behalf of the executive.

(4) Company contributions to the Company's Section 401(k) Savings and Retirement Plan.

(5) Company contributions to the retirement plans maintained by the Company's European subsidiaries which are generally available to the employees of such subsidiaries and to retirement programs maintained by these subsidiaries for the benefit of the Named Executive Officer.

                       Option Grants in Last Fiscal Year

                                                                                                   Potential Realizable
                                                                                                        Value at
                                                                                                   Assumed Annual Rates
                                                                                                        of Stock
                                                                                                   Price Appreciation
                                                       Individual Grants                             for Option Term
                              -------------------------------------------------------------------- -------------------
                                    Number of          % of Total
                                   Securities       Options Granted    Exercise
                               Underlying Options   to Employees in   price per
             Name                  Granted (#)          1997 (%)      share ($)   Expiration Date   5% ($)    10% ($)
----------------------------- -------------------- ----------------- ----------- ----------------- -------- ----------
Isao Sato ...................         8,990                10.3           9.89          2007        55,918   141,682
William Brennan .............         6,743                 7.7           9.89          2007        41,941   106,270
Dieter Hummel ...............             0                   0             --            --             0         0
Dietmar Mayerhauser .........         6,743                 7.7           9.89          2007        41,941   106,270
Achim Vogel .................         1,798                 2.1           9.89          2007        11,184    28,336
Gordon Ettie ................         6,743                 7.7           9.89          2007        41,941   106,270

                         Fiscal Year-End Option Values

                                                                     Number of Securities
                                                                          Underlying
                                                                     Unexercised at Fiscal     Value of Unexercised In-the-Money
                                                                           Year-End               Options at Fiscal Year-End
                                                                 ----------------------------- --------------------------------
                               Shares Acquired   Value Realized   Exercisable   Unexercisable                     Unexercisable
             Name              on Exercise (#)         ($)            (#)            (#)        Exercisable ($)        ($)
----------------------------- ----------------- ---------------- ------------- --------------- ----------------- --------------
Iaso Sato ...................        0                 0              0             8,990             0                0
William Brennan .............        0                 0              0             6,743             0                0
Dieter Hummel ...............        0                 0              0                 0             0                0
Dietmar Mayerhauser .........        0                 0              0             6,743             0                0
Achim Vogel .................        0                 0              0             1,798             0                0
Gordon Ettie ................        0                 0              0             6,743             0                0

Employment Agreements

     The Company has entered into several senior executive employment agreements dated April 15, 1998 pursuant to which Isao Sato serves as President and Chief Executive Officer; William J. Brennan serves as Executive Vice President and Chief Financial Officer; Gordon E. Ettie serves as Vice President and President--Product Recovery; and Simon H. Baker serves as Vice President--Taxes, General Counsel and Secretary. Under the agreements, Mr. Sato receives $290,000, Mr. Brennan receives $265,000, Mr. Ettie receives $215,000 and Mr. Baker receives $205,000 as base annual salary that may be increased annually, commencing on October 1, 1998, by an amount to be determined by the Company, in its sole discretion. Those executives are entitled to incentive compensation pursuant to the terms of the Company's Management Incentive Plan. The executives are also entitled to participate in all benefit, pension, retirement, savings, welfare and other employee benefit plans and policies in which members of the Company's senior management are entitled to participate. In addition, the Company provides these executives with the use of an automobile and payments of related expenses, life insurance, long term disability coverage, medical and dental insurance and other benefits. In the event of the death of the executive, the Company will have no obligations except to pay to the estate of the executive any unpaid base salary for the period prior the executive's death, any awarded but unpaid incentive compensation, and any other employee benefits under other employee benefit fringe benefit or incentive plans in accordance with their respective terms.

     Each agreement has an initial term of four years commencing on April 15, 1998 and terminating on April 14, 2002. The employment term is automatically renewed for successive two-year terms unless notice of non-renewal is given by the Company at least six months prior to the end of the then current term or by the executive 120 days prior to the effective date of such termination. The agreements provide for payment in the event of termination by the executive for good reason or by the Company without cause or non-renewal of the agreement by the Company. Good reason for termination by the executive includes a Change in Control of the Company as defined in Section 9.2 of the Company's 1997 Stock Option Plan, a material demotion, a requirement to perform services outside the employment site or a breach of the agreement by the Company not cured after 30 days written notice. The severance payments made are equal to the greater of two times salary plus bonus or the executive's ending compensation for the remainder of the employment term. No severance payments are made in the event of termination (i) for cause, (ii) by the executive without good reason or
(iii) after notice, if the executive becomes incapable of performing his material duties for a period of not less than 180 days.

     The agreements also require that no later than five years after the date the Company's common stock is listed on a United States stock exchange, at all times during the executive's employment by the Company, the executive must own, directly or beneficially, the common stock of the Company with an aggregate fair market value equal to (i) one times his base salary; or (ii) such greater amount as is required under the current ownership guidelines, if any, as established by the Board of Directors, but in either case no more than three times the executive's base salary. The Company may assist the executive in obtaining financing to effectuate the purchases of common stock.


     Hosokawa Alpine Aktiengesellschaft ("Alpine"), a wholly owned subsidiary of the Company, entered into employment agreements with Achim Vogel dated June 19, 1995 and Dietmar Mayerhauser dated July 1, 1995, pursuant to which they both serve as Co-Chairman of the Management Board of Alpine. Under these agreements, the term of Mr. Vogel's appointment commenced on June 19, 1995 and terminates on November 7, 2000 and Mr. Mayerhauser's appointment was renewed on March 30, 1995 and terminates on June 30, 2000, unless with three months notice, such employee's appointment as a member of the Management Board is rescinded by the Supervisory Board of Alpine for any valid reason. If the agreement is canceled, a severance equal to twice his annual salary (including Christmas pay, vacation pay and bonus payments), based on the preceding calendar year, will be paid. Severance will not be paid if (i) cancellation is the result of actions of a criminal nature, (ii) cancellation is after such employee has reached 65, or (iii) if he takes early retirement, resigns or does not renew the agreement. The severance will be paid at the termination of the agreement if it is not renewed by Alpine. In the event that such employee should become permanently unable to perform his duties during the period of the agreement, the agreement will end on the calendar quarter during which the permanent disability was determined and he will be entitled to his salary for 12 months thereafter, and in the event such employee becomes temporarily unable to perform his duties, he will be entitled to his salary for the lesser of 12 months or the remaining term of the agreement. In the event of the death of such employee, his widow and/or minor children will receive his salary for the month in which the death occurs and for the lesser of 3 months thereafter and the remaining term of the agreement. Extension of the agreement must occur no later than three months prior to its expiration by written agreement between such employee and Alpine. Under the agreements, Mr. Vogel receives a fixed salary of 23,000 German marks ($12,443) per month and Mr. Mayerhauser receives a fixed salary of 24,310 German marks ($13,152) per month, in each case subject to an annual review and appraisal by the Supervisory Board. A bonus may be paid at the discretion of the presidential committee of the Supervisory Board, taking into account the financial results of Alpine and the contribution of such employee. Such employee is also covered by Alpine's pension plan for members of the Management Board. Alpine also pays the premium on Alpine's portion of a government pension plan. Alpine also provides certain insurance and automobile benefits to each such employee.

     Mr. Mayerhauser also entered into an employment agreement with Hosokawa Micron International B.V., a wholly owned subsidiary of the Company in the Netherlands ("HMI BV"), dated July 1, 1996, to serve as the Managing Director--European Block. Under the agreement, the term of Mr. Mayerhauser commenced June 1, 1996 and continues indefinitely except that both HMI BV and Mr. Mayerhauser have the right to terminate the agreement in accordance with Dutch law on 2 months' prior notice. Mr. Mayerhauser's salary, bonus, benefits and other employment arrangements are governed by his employment agreement with Alpine as described above, and any salary paid, benefits provided and other arrangements provided by HMI BV under its agreement reduce such amounts to be paid to Mr. Mayerhauser under the agreement with Alpine, except that all pension obligations to Mr. Mayerhauser are paid by Alpine and reimbursed to Alpine by HMI BV based on the portion of Mr. Mayerhauser's salary paid by HMI BV.

Stock Option Plan

     Background; Purpose; Eligibility. On July 11, 1997, the Board of Directors of the Company approved the establishment of the Company's 1997 Stock Option Plan (the "Stock Option Plan"), which was approved by the stockholders of the Company on July 29, 1997. The following description of the Stock Option Plan is intended only as a summary and is qualified in its entirety by reference to the Stock Option Plan. The purpose of the Stock Option Plan is to enhance the profitability and value of the Company and its affiliates for the benefit of their stockholders by enabling the Company to grant stock options to purchase shares of Common Stock to employees of the Company and its affiliates and to non-employee directors thereby attracting, retaining and rewarding such individuals and strengthening the mutuality of interests between such individuals and the Company's stockholders.

     Administration. The Stock Option Plan is administered by the Compensation Committee, except that with respect to awards to non-employee directors and except if there is no Compensation Committee, the Stock Option

Plan is administered by the Board of Directors. If for any reason the appointed Compensation Committee does not meet the requirements of Rule 16b-3 of the Exchange Act and if such rule is applicable, the validity of the awards, grants, interpretation or other actions of the Compensation Committee will not be affected. The Compensation Committee will have full authority to select those individuals eligible to receive stock options. Terms and conditions of each stock option will be set forth in written grant agreements, the terms of which will be consistent with the terms of the Stock Option Plan. Awards under the Stock Option Plan may not be made on or after the tenth anniversary of the date of its adoption, but awards granted prior to such date may extend beyond that date.

     Types of Awards under the Plan. Options granted under the Stock Option Plan are not intended to be incentive stock options. The Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors) will, with regard to each stock option, determine the number of shares subject to the option, the term of the option (which shall not exceed ten years), the exercise price per share of stock subject to the option, the vesting schedule, and the other material terms of the option. Each stock option will initially become exercisable six months from the date of grant (but only in the absence of any provision by the Compensation Committee with respect to stock options other than stock options granted to non-employee directors). No stock option may have an exercise price less than the fair market value (as defined in the Stock Option Plan) of the Common Stock at the time of grant.

     The exercise price upon exercise may be paid such form, or such other arrangement for the satisfaction of the purchase price, as determined by the Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors) at or after the time of grant (including, without limitation, cash or shares of Common Stock owned by the participant for at least six months and for which the participant has good title free and clear of any liens or encumbrances). The Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors) may modify, extend or renew outstanding stock options granted under the Stock Option Plan without changing the original exercise price of the stock options.

     Amendment and Termination. The Stock Option Plan provides that it may be amended, in whole or in part, suspended or terminated by the Board of Directors, except that no such amendment, suspension or termination, without stockholder approval to the extent such approval is required by applicable state law and the provisions of Rule 16b-3 of the Exchange Act, may increase the aggregate number of shares of Common Stock reserved for awards, change the classification of employees and non-employee directors eligible to receive awards, decrease the minimum exercise price of any stock option, extend the maximum option period under the Stock Option Plan, change any rights under the Stock Option Plan with regard to non-employee directors, or to make any other amendment that would require stockholder approval under Rule 16b-3 of the Exchange Act or the rules of any exchange or system on which the Company's securities are listed or traded.

     Share Limitations. A maximum of 89,905 shares of Common Stock may be issued pursuant to the Stock Option Plan, subject to adjustment upon the occurrence of certain corporate events. In general, upon the termination, cancellation or expiration of an award, the unissued shares of Common Stock subject to such awards will again be available for awards under the Stock Option Plan.

     On August 12, 1997, the Compensation Committee granted options to purchase 87,657 shares under the Stock Option Plan at an exercise price of $9.89 per share. These options become vested on the earlier of (i) August 12, 1998 and
(ii) the effective date of an initial public offering of the Common Stock of the Company.

     Change in Control. Unless determined otherwise by the Compensation Committee at the time of grant, upon a Change in Control (as defined in the Stock Option Plan), any unvested awards will automatically become 100% vested. However, unless otherwise determined by the Compensation Committee at the time of grant or thereafter, no acceleration of exercisability shall occur with regard to certain stock options that the Compensation Committee reasonably determines in good faith prior to a Change in Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change in Control. The Compensation Committee may also, in its sole discretion, provide for accelerated vesting of an award at any time.

Stock Incentive Plan

     Background; Purpose; Eligibility. On March 19, 1998, the Board of Directors of the Company approved the establishment of the Company's Stock Incentive Plan (the "Stock Incentive Plan"), which was approved by the stockholders of the Company on the same date. The Board of Directors by unanimous written consent approved an amendment to the Stock Incentive Plan on May 22, 1998. The following description of the Stock Incentive Plan, as amended, is intended only as a summary and is qualified in its entirety by reference to the Stock Incentive Plan. The purpose of the Stock Incentive Plan is to enhance the profitability and value of the Company and its affiliates for the benefit of their stockholders by enabling the Company to offer employees of the Company and its affiliates, stock based incentives and other equity interests in the Company and to make equity based awards to non-employee directors of the Company in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company's stockholders.

     Administration. The Stock Incentive Plan is administered by the Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors). If for any reason the appointed Compensation Committee does not meet the requirements of Rule 16b-3 of the Exchange Act or Section 162(m) of the Code, the validity of the awards, grants, interpretation or other actions of the Compensation Committee will not be affected. Except with regard to non-employee directors, the Compensation Committee will have full authority to select those individuals eligible to receive awards and the amount and type of awards. With regard to grants to non-employee directors, the Board of Directors will administer and interpret the Stock Incentive Plan. Terms and conditions of awards will be set forth in written grant agreements, the terms of which will be consistent with the terms of the Stock Incentive Plan. Awards under the Stock Incentive Plan may not be made on or after the tenth anniversary of the date of its adoption, but awards granted prior to such date may extend beyond that date.

     Stock Options. Except with regard to non-employee directors, options may be in the form of incentive stock options or non-qualified stock options. Options granted to non-employee directors of the Company may only be non-qualified stock options and are automatic as described below. The Compensation Committee will, with regard to each stock option (other than stock granted to non-employee directors), determine the number of shares subject to the option, the term of the option (which shall not exceed ten years, provided, however, that the term of an incentive stock option granted to a 10% stockholder of the Company shall not exceed five years), the exercise price per share of stock subject to the option, the vesting schedule, and the other material terms of the option. Each stock option will initially become exercisable six months from the date of grant (but only in the absence of any provision by the Compensation Committee with respect to options other than options granted to non-employee directors). No stock option may have an exercise price less than the fair market value (as defined in the Stock Incentive Plan) of the Common Stock at the time of grant (or, in the case of an incentive stock option granted to a 10% stockholder of the Company, 110% of the fair market value of the Common Stock).

     The exercise price upon exercise may be paid in such form, or such other arrangement for the satisfaction of the purchase price, as determined by the Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors of the Company) at or after the time of grant (including, without limitation, cash, shares of Common Stock owned by the participant for at least six months and for which the participant has good title free and clear of any liens or encumbrances or, if the Common Stock is traded on a national securities exchange, through the delivery of irrevocable instructions to a broker to deliver to the Company an amount equal to the exercise price). The Compensation Committee (or the Board of Directors in the case of stock options granted to non-employee directors) may modify, extend or renew outstanding stock options granted under the Stock Incentive Plan without changing the original exercise price of the stock option. Except with regard to stock options granted to non-employee directors of the Company, the Compensation Committee may also provide, at the time of grant, that the shares to be issued upon the exercise of a stock option be in the form of restricted stock or may, in the stock option agreement, reserve a right to do so after the time of grant.

     Non-Employee Director Stock Options. Each non-employee director automatically granted stock options to purchase 5,000 shares of Common Stock as of the date the non-employee director begins service as a non-employee director of the Company and to purchase 2,000 shares of Common Stock at each annual anniversary of his or her becoming a non-employee director of the Company, provided he or she has not, as of such annual anniversary ceased to be a director of the Company. Non-employee directors are not eligible to receive any other awards under the Stock Incentive Plan other than the automatic grants of stock options.

     Stock Appreciation Rights ("SARs"). The Stock Incentive Plan authorizes the Compensation Committee to grant to eligible employees SARs with a stock option. A SAR is a right to receive a payment either in cash or Common Stock as the Compensation Committee may determine, equal in value to the excess of the fair market value of a share of Common Stock on the date of exercise over the reference price per share of Common Stock established in connection with the grant of the SAR. The reference price per share covered by a SAR will be the per share exercise price of the related option.

     A SAR may be granted at the time of the grant of the related stock option or, if the related stock option is a non-qualified stock option, at any time thereafter during the term of the stock option. A SAR may be exercised only upon a Change in Control (as defined in the Stock Incentive Plan). A SAR is exercised by surrendering the same portion of the related stock option. A SAR expires upon the termination or exercise of the related stock option.

     Restricted Stock. The Stock Incentive Plan authorizes the Compensation Committee to award shares of restricted stock to eligible employees. A recipient of restricted stock may be required to pay the par value of such shares to receive such restricted stock. Upon the award of restricted stock, the recipient has all rights of a stockholder with respect to the shares, including, without limitation, the right to receive dividends, the right to vote such shares and, subject to and conditioned upon the full vesting of the shares of restricted stock, the right to tender such shares. Unless otherwise determined by the Compensation Committee at grant, the payment of dividends, if any, shall be deferred until the date that the relevant share of restricted stock vests.

     Recipients of restricted stock are required to enter into a restricted stock award agreement with the Company which states that the restrictions to which the shares are subject and the criteria or date or dates on which such restrictions will lapse. Within these limits, based on service, attainment of performance goals, and such other factors as the Compensation Committee may determine in its sole discretion, or a combination thereof, the Compensation Committee may provide for the lapse of such restrictions in installments in whole or in part or may accelerate or waive such restrictions at any time.

     If the lapse of the relevant restriction is based on the attainment of performance goals, the Compensation Committee shall establish the goals, formulae or standards and the applicable vesting percentage for the restricted stock awards applicable to participants. These performance goals shall be based on one or more of the following criteria with respect to the Company, a subsidiary, division or other operational unit of the Company: (i) after-tax or pre-tax profits; (ii) operational cash flow; (iii) level of, reduction of, or other specified objectives with regard to the Company's bank debt or other long-term or short-term public or private debt or other similar financial obligations; (iv) earnings per share or earnings per share from continuing operations; (v) revenues, net income, earnings before income tax, earnings before interest, taxes, depreciation and amortization; (vi) return on invested capital, return on investment return on assets or return on total capital;
(vii) after-tax or pre-tax return on stockholders' equity; (viii) level of or a reduction in, selling, general and administrative expense; (ix) economic value added targets; (x) fair market value of the shares of Common Stock; and (xi) the growth in the value of an investment in the Common Stock assuming the reinvestment of dividends. In addition, such performance goals may be based upon the attainment of specified levels of Company (or subsidiary, division or other operational unit of the Company) performance under one or more of the measures described above relative to the performance of other corporations. To the extent permitted under the Code, the Compensation Committee may: (i) designate additional business criteria on which the performance goals may be based; or (ii) adjust, modify or amend the aforementioned business criteria.

     Performance Units and Performance Shares. Under the Stock Incentive Plan, the Compensation Committee may grant performance shares to eligible employees entitling them to receive share certificates (including, without limitation, restricted stock) and/or the cash equivalent value thereof, as determined by the Compensation Committee, based on a specified performance period. Unless otherwise determined by the Compensation Committee at the time of any award of performance shares, amounts equal to any dividends declared during the performance period with respect to the number of shares of Common Stock covered by the performance shares will not be paid.

     The Compensation Committee may also grant performance units to eligible employees entitling them to receive a value payable in cash and/or share certificates (including, without limitation, restricted stock) of an equivalent value, as determined by the Compensation Committee, for a specified performance cycle.

     The Compensation Committee may condition the grant or vesting of any performance share or performance unit upon the attainment of specified performance goals (from among those set forth above with regard to restricted stock) or such other factors or criteria as determined by the Compensation Committee. The Compensation Committee may also, at or after grant, accelerate the vesting of all or any part of any performance shares or performance units and/or waive the deferral limitations for all or any part of any award.

     Amendment and Termination. The Stock Incentive Plan provides that it may be amended, in whole or in part, suspended or terminated by the Board of Directors, except that no such amendment, suspension or termination, without stockholder approval to the extent such approval is required by applicable state law, the applicable provisions of Rule 16b-3 of the Exchange Act or for the exception for performance-based compensation under

Section 162(m) of the Code or to the extent applicable to incentive stock options, Section 422 of the Code, may increase the aggregate number of shares of Common Stock reserved for awards or the maximum individual limits, change the classification of employees eligible to receive awards, decrease the minimum exercise price of any stock option, extend the maximum option period under the Stock Incentive Plan or to make any other amendment that would require stockholder approval under the Code, Rule 16b-3 of the Exchange Act or the rules of any exchange or system on which the Company's securities are listed or traded.

     Share and Other Limitations. A maximum of 809,144 shares of Common Stock may be issued or used for reference purposes pursuant to the Stock Incentive Plan and a maximum of 80,914 shares of Common Stock may be issued as restricted stock pursuant to the Stock Incentive Plan. In general, upon the termination, cancellation or expiration of an award, the unissued shares of Common Stock subject to such awards will again be available for awards under the Stock Incentive Plan, but will still count against any specified individual limits.

     The maximum number of shares of Common Stock subject to stock options or stock appreciation right that may be granted to any individual under the Stock Incentive Plan shall be 53,943 for any fiscal year of the Company during the term of the Stock Incentive Plan. A stock appreciation right granted in tandem with a stock option shall apply against the individual limits for both stock options and stock appreciation rights, but only once against the maximum number of shares available under the Stock Incentive Plan.

     The maximum number of shares of restricted stock for which the lapse of restrictions is subject to the attainment of performance goals which may be granted under this Stock Incentive Plan to any individual shall be 44,952 shares during any fiscal year of the Company. There are no annual individual participant limitations on restricted stock for which the lapse of the relevant restrictions is not subject to attainment of preestablished performance goals.

     The maximum value at grant of performance units which may be awarded under the Stock Incentive Plan to any individual shall be $100,000 during any fiscal year of the Company. Growth in performance units shall be based on the growth in the referenced Common Stock, each unit being referenced to one share of Common Stock. A performance unit shall be charged against available shares under the Stock Incentive Plan at the time the unit dollar value measurement is converted to a referenced number of shares of Common Stock.

     The maximum number of performance shares which may be awarded under the Stock Incentive Plan to any individual shall be 44,952 during any fiscal year of the Company.

     On May 22, 1998, the Board of Directors of the Company granted non-qualified options to purchase 392,500 shares under the Stock Incentive Plan at an exercise price equal to the price to the public in this Offering. These options become exercisable in three equal installments on the date six months, 18 months and 30 months after the consummation of this Offering.

     Change in Control. Unless determined otherwise by the Compensation Committee at the time of grant, upon a Change in Control (as defined in the Stock Incentive Plan), all vesting and forfeiture conditions, restrictions and limitations in effect with respect to any outstanding award will immediately lapse and any unvested awards will automatically become 100% vested. However, unless otherwise determined by the Compensation Committee at the time of grant or thereafter, no acceleration of exercisability shall occur with regard to certain stock options that the Compensation Committee reasonably determines in good faith prior to a Change in Control will be honored or assumed or new rights substituted therefor by a participant's employer immediately following the Change in Control. The Compensation Committee may also, in its sole discretion, provide for accelerated vesting of an award at any time.

Certain Other Employee Benefit Plans

     The Supplemental Executive Retirement Plan of the Company ("SERP") provides certain executive officers of the Company annually, upon retirement, 48.0% of final average salary for the three highest consecutive years in the last ten years of the executive's credited service. Early retirement benefits may be elected prior to the participants' attainment of age 61. The participant's early retirement benefit will be the actuarial equivalent of the normal retirement benefit. Normal retirement benefits commence when the participant reaches age 65. These vested benefits are payable on termination of employment subject to a graded 15 year vesting schedule. The estimated credited years of service for each of the Named Executive Officers is as follows: Mr. Sato 50.0, Mr. Brennan 18.0, Mr. Baker 19.0, and Mr. Ettie 9.9. Messrs. Mayerhauser, Hummel and Vogel do not participate in the SERP. The anticipated cost to the Company will be approximately $700,000 per year.

                                 Completed Years of Service
                    ----------------------------------------------------
  Assumed Final
 Average Salary*     Less than 5         5           10           15+
-----------------   -------------   ----------   ----------   ----------
    $ 100,000             $0         $12,000      $24,000      $ 48,000
      150,000              0          18,000       36,000        72,000
      200,000              0          24,000       48,000        98,000
      250,000              0          30,000       60,000       120,000
      300,000              0          36,000       72,000       144,000

----------------
* Average of a participant's salary received in any three consecutive calendar years in the last ten full calendar years before the participants' last day of service that produce the highest average.

     The Company has agreements with Dieter Hummel, Dietmar Mayerhauser and Achim Vogel, which will provide them with certain retirement benefits. The agreement with D. Hummel provides for a retirement benefit based on the average of Mr. Hummel's five highest consecutive years' base compensation, and specifically excluding bonus, with service from January 1, 1969, and with a maximum number of years of service set at 35. Normal retirement is the month after Mr. Hummel reaches age 65, with the following reductions for early retirement at age 59, 22%; at age 60, 15%; at age 61, 10%; at age 62, 5%; at age 63, 3%; and at age 64, 1%. The agreement provides that his monthly pension will be calculated at 1.2% of base compensation up to the social security maximum and 1.7% of the base compensation above the social security maximum less the annuity provided for under the terminated Bepex Corporation Pension Plan of $14,130 per year.

     It is estimated that Mr. Hummel will have 35 years of service at normal retirement age. Assuming final average salary of $215,000, $225,000 and $255,000, and 29, 32 and 35 years of service, his estimated annual retirement benefit is estimated at approximately $63,192, $84,012 and $118,212, respectively.

     The agreements with D. Mayerhauser and A. Vogel provide that the Company will make annual contributions into annuity contracts held by an insurance carrier at a rate of $42,135 per year for Mr. Mayerhauser and at a rate of $34,545 per year for Mr. Vogel, in each case increased by 4.0% each year. These are defined contribution arrangements. At retirement, these individuals may elect to receive monthly retirement benefits or a lump sum. These individuals are 100% vested in the contributions made by the Company. Normal retirement is the month after each reaches age 65; however, an individual may elect to receive benefits at age 60, if he leaves the Company.

     Isao Sato, Masuo Hosokawa, Yoshio Hosokawa and Fumio Sawamura are members of the supervisory board of a subsidiary of the Company and receive annually $14,405, $10,804, $7,803 and $7,803, respectively, for their services as members of such board.

                             CERTAIN TRANSACTIONS

Preferred Stock Exchange with HMC

     In December 1992, the Company issued 240,000 shares of previously authorized 5.5% Cumulative Subordinated Preferred Stock (the "5.5% Preferred Stock") to HMC at $200 per share. Annual dividends were $11.00 per share, payable semiannually. In fiscal year 1992, the Company issued 200,000 shares of 4.44% Cumulative Preferred Stock (the "4.44% Preferred Stock") to HMC at $150 per share. Annual dividends were $6.66 per share payable semiannually. Current year dividends on both issues of stock were made on a semiannual basis and were payable on issued shares up to the effective date of exchange. In fiscal years 1997 and 1996, the Company paid preferred dividends of $3,683,000 and $3,972,000, respectively, to HMC. Effective September 3, 1997, all of the issued shares for both classes of preferred stock were exchanged for Common Stock using an exchange ratio based on a price per share of Common Stock of $9.89, as follows:

   (A) All 240,000 shares of 5.5% Preferred Stock were exchanged at the rate of 20.2261 shares of Common Stock for each share of 5.5% Preferred Stock, for a total of 4,854,259 shares of Common Stock.

   (B) All 200,000 shares of 4.44% Preferred Stock were exchanged at the rate of 15.1695 shares of Common Stock for each share of 4.44% Preferred Stock, for a total of 3,033,912 shares of Common Stock.

Licensing Agreements, Cost Sharing Agreement, Asian Marketing Agreements, Management Service Contract, Intercompany Sales and Guarantees with HMC and its Affiliates

Licensing and Cost Sharing Agreements

     Beginning in October 1986, the Company or one of its subsidiaries and HMC entered into licensing agreements, with the Company or its subsidiary as licensor or licensee depending on the agreement, for the manufacture, sale and service by the licensee of numerous products throughout the world and the grant to the licensee of exclusive and non-exclusive rights to use such products and the associated patents, trademarks and related know-how. The agreements were effective for terms of three, five, ten or fifteen years with automatic renewals for additional one or five year terms. In fiscal years 1997 and 1996, royalty income of $0.3 million and $0.4 million, respectively, were received from HMC while royalty payments of $0.1 million and $0.1 million respectively, were paid to HMC under such licensing agreements.

     In 1996, in an effort to standardize its licensing agreements, the Company entered into a series of new licensing agreements redefining the licensed products, territory and royalty rates providing for the manufacture, use and sale of the licensed products.

     Generally, if the licensed product has been on the market for less than four years, the royalty rate is 4.0% of net sales and if the licensed product has been on the market for more than four years, the royalty rate is 2.5% of net sales. Except for a few products from the product recovery product line, the licensed products are primarily from the powder and particle processing product line. The licensor grants to the licensee rights to the licensed product on an exclusive or non-exclusive basis for a particular country. In agreements with HMC as licensor and the Company as licensee, exclusive territory includes North, Central and South America with no non-exclusive territory. In agreements with HMC as licensor and a European or Australian subsidiary of the Company as licensee, the country of the licensee is exclusive territory and all other European countries, Africa, the Middle East, India, and all Asian countries west of India are non-exclusive territories. In agreements with a subsidiary of the Company as licensor and HMC as licensee, Japan is the exclusive territory and all other Asian countries including the countries which comprised the former U.S.S.R., but excluding India and all countries west of India and Australia and New Zealand are non-exclusive territories.

     The licensing agreements are effective from October 1, 1997 to September 30, 1998, and are automatically renewed and continued from year to year, unless and until notice is given by either party of its intention to terminate the agreement at the expiration of any term, except that the agreement between Hosokawa Alpine Aktiengesellschaft, as licensor, and HMC, as licensee, is effective March 31, 1998. In all the agreements, if either party fails, neglects, or refuses to perform any obligation under the agreement, if any warranty or representation made by either party proves to be false or misleading, the other party may terminate the agreement with prior written notice. Additionally, the licensor may terminate by giving written notice in the event the licensee is liquidated or put in receivership or if there is a change of control with respect to the licensee. The licensees under each agreement may enter into sublicenses of the licensed products provided that the terms of such agreements are at least as restrictive on the sublicensee as the terms of the original licensing agreement upon which the sublicense is based and provided that the sublicensee shall not have the right to sublicense. Governing law under each licensing agreement is the law of jurisdiction where the licensee resides.

     Effective October 1, 1996, the Company licensed to HMC approximately ten "Mikropul" products in a trademark licensing agreement on substantially similar terms to the licensing agreements. The trademark royalty in this agreement ranges from 0.3% to 1.0%. Also effective October 1, 1997, HMC licensed to the Company in a trademark licensing agreement exclusive use of the Hosokawa Micron name and logo in the Western Hemisphere for an annual fixed fee of $50,000 plus the cost of maintaining such trademarks in the licensed territories. The term of the agreement is for three years and is automatically renewed and continued from year to year, unless and until notice is given by either party of its intention to terminate the agreement at the expiration of any term. In both trademark licensing agreements, the licensee may not sublicense without prior consent of the licensor.

     In addition to the licensing agreements, on September 30, 1987, the Company, as licensor, entered into a sublicense agreement with HMC, as licensee, to manufacture, use or sell the E-SPART (as described in United States Patent No. 4,633,714), along with the patent rights and proprietary information relating to the above patent in Japan, Australia, New Zealand, the countries that comprise the former Soviet Union, all Asian and Middle Eastern countries. The sublicense agreement runs for a term of fifteen years which terminates under certain conditions if prior notice is given. In the sublicense agreement, the licensee pays to the licensor a royalty of 5.0% of net sales of the licensed product.


     For the first six months of fiscal 1998, royalty income of $0.2 million was received from HMC while royalty payments of $0.1 million were paid to HMC in the same period.


     The Company and HMC have entered into a cost sharing agreement effective January 1, 1998 which provides that the parties will share the risks and rewards for research and development on new powder and particle product line products ("Program"). The agreement runs for a term of five years or for so long as a research project designated in the exhibits to the agreement is in existence, whichever is later. HMC and the Company are each responsible for its proportional share of the costs of each research project as determined by taking the net sales of each party for the powder and particle products line for the preceding fiscal year divided by the combined net sales for the powder and particle products line of the Company and HMC, respectively, in the same fiscal year. The agreement provides that HMC will have the exclusive right to use, license and assign intangible property developed under the Program for manufacturing, marketing and other purposes for Japan, and the Company will have the same exclusive rights for North, Central and South America, Europe, South Africa, the Middle East, Australia, New Zealand, India and all Asian countries west of India. The agreement provides that the Company and HMC must agree annually on the Program including establishing guidelines on when individual projects under the Program will be started, reviewed, completed or terminated. There has been no activity under this agreement through the period ended March 31, 1998.

     The Company is the exclusive worldwide licensee of bi-polar technology from a German university and certain researchers. A Japanese chemical company has expressed interest in further development of a particular field of use and is working exclusively with HMC. If the development program moves forward, the Company may sublicense to HMC such field of use for the bi-polar technology. Bi-polar technology is a patented process for producing nano-sized particles with a defined structure or shape by treating gas-borne particles with the influence of an electrically charged field in a flame reactor.

     The Company also has certain other arrangements with HMC, including marketing agreements, guarantees and other agreements, which are described below.

Asian Marketing Agreements

     On October 1, 1994, the Company, HMC and Hosokawa Micron International B.V. ("HMI BV"), a wholly owned subsidiary of the Company, entered into an Asian marketing agreement in which HMC made available to the Company and to HMI BV its international sales department (the "ISD") and provided approximately 30.0% of its facilities and capacity for the promotion of the Company's and HMI BV's products in Asia. Asia was defined in the agreement to include all countries east of India, including China and the new republics of the former U.S.S.R., but excluding Japan, Australia, and New Zealand. The Company and HMI BV engaged in the marketing and sale of its products in Asia, utilizing the ISD without obtaining any approvals or consents from HMC. In consideration for such services and for the suspension of all of HMC's rights in Asia, the Company and HMI BV paid 30.0% of HMC's fiscal year costs for the ISD operation, not to exceed $0.6 million. This agreement was terminated effective October 1, 1997 and effective the same date, the Company and HMI BV entered into a substantially similar agreement, except that in consideration for HMC's provision of its ISD, the Company and HMI BV will pay to HMC commissions based upon actual sales into Asia as defined above. The Company and HMI BV will pay a 5.0% commission to HMC on sales into the particular countries in Asia, as defined above, where neither the Company nor HMI BV has a sales representative or agent. The commission will be 3.0% on sales into the countries in Asia where the Company or HMI BV has a sales representative or agent operating on non-exclusive basis and will be 1.0% in all other situations.

     On April 1, 1995, HMC, and three of the Company's wholly owned subsidiaries, HMI Unternehmens-Holding GmbH, Hosokawa Alpine AG and Hosokawa Bepex GmbH ("German Subsidiaries"), entered into another Asian marketing agreement on substantially similar terms except that the ISD will provide approximately 20.0% of its facilities and capacity for the promotion of the subsidiaries' products and the subsidiaries will pay 20.0% of HMC's fiscal year costs for the ISD operation, not to exceed $0.4 million.

     For the fiscal years ending September 30, 1997 and 1996, the Company and its subsidiaries paid to HMC $1.0 million under these Asian marketing agreements. For the current outstanding Asian marketing agreement with the Company and HMI BV, the Company and HMI BV paid $0.1 to HMC under such agreement for the six months ended March 31, 1998. For the current outstanding Asian marketing agreement with the German Subsidiaries, such subsidiaries paid $0.2 million to HMC under such agreement for the six months ended March 31, 1998.

Management Service Contract

     The Company also had a management service contract with HMC entered into in March 1986, amended in October 1986, and terminated effective October 1, 1997. Under the contract, HMC provided the Company with managerial services, including but not limited to, consulting, advisory, administrative, financial and accounting services. The annual fee of $0.4 million was paid to HMC under the contract for each of the years ended September 30, 1997 and 1996.

Intercompany Sales

     The Company, in the normal course of business, conducts business with HMC and its affiliated companies other than the Company. For the fiscal year ended September 30, 1997, $3.4 million in net sales of the Company were to HMC and its other affiliated companies and $0.5 million in net sales of HMC and its other affiliated companies were to the Company. For the six months ended March 31, 1998, $3.6 million in net sales of the Company were to HMC and its other affiliated companies and $0.2 million in net sales of HMC and its other affiliated companies were made to the Company.

Guarantees

     HMC has guaranteed certain obligations of the Company with respect to the commercial paper program. Guarantee fees paid to HMC were $0.1 million for the years ending September 30, 1997 and 1996 and for the six months ended March 31, 1998. Effective October 1, 1997, the Company and HMC have entered into a new fee arrangement with respect to such guaranty. Under this arrangement, the Company pays HMC an annual fee equal to 37.5 basis points on the average outstanding balance under the commercial paper program and 18.75 basis points on the unused portion of such commercial paper program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations --Liquidity and Capital Resources--Commercial Paper Program."

     HMC also provides guarantees for the Company and a wholly owned subsidiary in connection with their short-term loans with certain other banks and also agreements to provide guarantees upon the happening of certain specified events. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Other Indebtedness."

Other

     Effective from December 31, 1997, HMC acquired two Japanese patents owned by Hosokawa Stott Ltd., a United Kingdom subsidiary of the Company. The purchase price was approximately $0.2 million.

     The Company participates in the excess umbrella liability insurance program issued to HMC by a Japanese insurance carrier. This program provides the Company with excess general liability insurance coverage for amounts over $5.0 million. The Company reimburses HMC for the premiums paid for such coverage. In fiscal 1996, the Company paid HMC $0.2 million, and in fiscal 1997, the Company paid HMC $0.1 million. For the first six months ended March 31, 1998, the Company paid HMC $0.1 million for this excess general liability coverage.

     The Company's Hosokawa Alpine AG--Japan Branch ("Branch") leases 3,700 square feet of space at HMC's facility in Hirakata, Japan for sales and marketing, technical center, engineering and administrative offices. The Branch paid HMC $0.1 million in both fiscal 1996 and fiscal 1997 for the lease of these premises. For the period ended March 31, 1998, the Branch paid HMC $0.1 million for the lease of these premises.

Future Transactions

     In May 1998, the Company's Board of Directors adopted a policy that any future material transactions between the Company and HMC and HMC's affiliates, including any future material modifications of the arrangements described above, be subject to review and approval by the Company's Audit Committee which shall determine, among other matters, whether the terms of such proposed material transaction or modification are no less favorable to the Company than could be obtained from an unaffiliated third party.

                 PRINCIPAL STOCKHOLDERS AND SELLING STOCKHOLDER

     The following table sets forth certain information with respect to beneficial ownership of the Company's Common Stock as of March 31, 1998, immediately prior to and immediately after the Offering by (i) each person (or affiliated group of persons) known by the Company to own beneficially more than 5.0% of the Company's Common Stock, (ii) each director of the Company,
(iii) each of the Named Executive Officers, (iv) all directors and executive officers of the Company as a group and (v) the Selling Stockholder.

                                      Beneficial Ownership                          Beneficial Ownership
                                              Prior             Shares of Common           After
                                      to the Offering(2)(3)   Stock to be Offered    the Offering(2)(4)
                                     ----------------------- --------------------- ----------------------
         Beneficial Owner(1)            Number     Percent                            Number     Percent
------------------------------------ ----------- -----------                       ----------- ----------
Hosokawa Micron Corporation ........  9,308,667      98.03%         750,000         8,558,667      70.4%
5-14, 2-chome, Kawaramachi
 Chuo-ku, Osaka 541, Japan(5)(6)
Isao Sato(7) .......................     11,688          *               --            11,688         *
William Brennan(7) .................      6,743          *               --             6,743         *
Dieter Hummel(7) ...................         --                          --                --        --
Dietmar Mayerhauser(7) .............      6,743          *               --             6,743         *
Achim Vogel(7) .....................      1,798          *               --             1,798         *
Gordon Ettie(7) ....................      6,743          *               --             6,743         *
Yoshio Hosokawa ....................      9,799          *               --             9,799         *
Directors and Executive Officers
 as Group (11 persons)(7)(8) .......     78,576          *                             78,576         *

----------------
*    Denotes less than 1.0%.

(1) Unless otherwise indicated, the address for each person is c/o Hosokawa Micron International Inc., 780 Third Avenue, New York, New York 10017.

(2) The persons and entities named in the table have sole voting and investment powers with respect to all of the Common Stock shown as beneficially owned by them, except as noted below.

(3) The 9,583,174 shares of Common Stock deemed outstanding prior to the Offering includes:

     (a)  9,495,517 shares of Common Stock outstanding; and

     (b) 87,657 shares of Common Stock issuable pursuant to the exercise of options held by the respective person or group, which may be exercised within 60 days after the date of this Prospectus.

(4) The number of shares of Common Stock deemed outstanding after the Offering includes:

     (a) an additional 2,670,000 shares of Common Stock which are being offered for sale by the Company in the Offering and assumes no exercise of the over-allotment option; and

     (b) 87,657 shares of Common Stock issuable pursuant to the exercise of options held by the respective person or group, which may be exercised within 60 days after the date of this Prospectus.

(5) Masuo Hosokawa, Chairman of the Board and a director of the Company, is the Chairman of the Board of HMC and is the beneficial owner of 4,061,822 shares or 15.0% of the total outstanding voting stock of HMC. Yoshio Hosokawa, Vice Chairman and a director of the Company, is Masuo Hosokawa's son and President of HMC and beneficially owns 991,541 shares or 3.7% of the total outstanding voting stock of HMC. Isao Sato, President and Chief Executive Officer of the Company, and a director of HMC, is the beneficial owner of 10,937 shares or less than 1.0% of the total outstanding voting stock of HMC, and Yoshizo Yamanokuchi, a director of the Company and a Managing Director of HMC, is the beneficial owner of 3,300 shares or less than 1.0% of the total outstanding voting stock of HMC. Fukiko Sawamura, who is a daughter of Masuo

     Hosokawa and married to Fumio Sawamura, a director of the Company and a Senior Managing Director of HMC, beneficially owns 461,596 shares or 1.7% of the total outstanding voting stock of HMC. Fumio Sawamura beneficially owns 135,233 shares or 0.5% of the oustanding voting stock of HMC. Fumio Sawamura disclaims beneficial ownership of the shares of HMC owned by Fukiko Sawamura. The directors and executive officers of the Company as a group therefore beneficially owns a total of 5,664,429 shares or 21.0% of the total outstanding voting stock of HMC. The information set forth above is as of March 31, 1998.

(6) Toho Sangyo K.K., a Japanese corporation ("Toho Sangyo"), is the beneficial owner of 5,111,216 shares or 18.8% of the total outstanding voting stock of HMC. Masuo Hosokawa, the Chairman of the Board and a director of the Company and Chairman of the Board of HMC, is Chairman of the Board of Toho Sangyo and beneficially owns 16,000 shares or 20.0% of the total outstanding voting stock of Toho Sangyo. Yoshio Hosokawa, Vice Chairman and a director of the Company and President of HMC and a son of Masuo Hosokawa, beneficially owns 10,000 shares or 12.5% of the total outstanding voting stock of Toho Sangyo. Fukiko Sawamura, who is a daughter of Masuo Hosokawa, beneficially owns 10,000 shares or 12.5% of the total outstanding voting stock of Toho Sangyo, and is married to Fumio Sawamura who is a director of Toho Sangyo and beneficially owns 5,000 shares or 6.3% of the outstanding voting stock of Toho Sangyo and who is a Senior Managing Director of HMC and a director of the Company. Fumio Sawamura disclaims beneficial ownership of the shares of Toho Sangyo owned by Fukiko Sawamura. The directors and executive officers of the Company as a group as described above therefore beneficially owns a total of 41,000 shares or 51.3% of the total outstanding voting stock of Toho Sangyo. The information set forth above is as of March 31, 1998.

(7) Except for 2,697 shares of Common Stock owned by Isao Sato, includes shares of Common Stock issuable pursuant to the exercise of options held by the respective person or group, which may be exercised within 60 days after the date of this Prospectus.

(8) Does not include the shares of Common Stock beneficially owned by HMC. See footnotes (5) and (6) for a description of the beneficial ownership of the voting stock of HMC by certain executive officers and directors of the Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 12,165,517 shares of Common Stock and 899,049 shares of Common Stock reserved for issuance upon the exercise of employee stock options pursuant to the Stock Option Plan and the Stock Incentive Plan. The 2,670,000 shares of Common Stock sold by the Company in the Offering will be immediately freely tradeable without restriction under the Securities Act, except for any shares purchased by an "affiliate" of the Company (as that term is defined under the rules and regulations of the Securities Act), which will be subject to the resale limitations of Rule 144 under the Securities Act. The remaining 8,745,517 outstanding shares of Common Stock, which were issued by the Company in private transactions not involving a public offering (and any shares issued upon exercise of employee stock options granted pursuant to the Stock Option Plan), are "Restricted Securities" for purposes of Rule 144 and may not be resold in a public distribution, except in compliance with the registration requirements of the Securities Act or pursuant to Rule 144. The share numbers in this section assume the Underwriters' over-allotment options are not exercised.

     Prior to the Offering, there has been no public market for the Common Stock. The Company cannot predict the effect, if any, sales of shares of Common Stock or the availability of shares for sale will have on the market price from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities.


     The Company, Isao Sato, HMC and certain other minority stockholders, who immediately following the Offering will in the aggregate hold 8,718,696 outstanding shares of Common Stock, have agreed, among other things, subject to certain limited exceptions, not, directly or indirectly, to offer, sell, assign, transfer, encumber, contract to sell or otherwise dispose of any outstanding shares held by them for a period of 180 days after the date of the Offering without the prior written consent (which consent may be given without notice to the Company's shareholders or other public announcement) of Credit Suisse First Boston Corporation. Credit Suisse First Boston Corporation has advised the Company that it has no present intention of releasing any of the Company's shareholders from such lock-up agreements (the "Lock-up Agreements") until the expiration of such 180-day period.


     Pursuant to the Stock Incentive Plan, 809,144 shares of Common Stock are available for grant, of which the Company granted options to purchase 392,500 shares of Common Stock effective upon consummation of the Offering. See "Management--Stock Incentive Plan."

     Rule 701 under the Securities Act provides that the shares of Common Stock acquired upon the exercise of outstanding options may be resold by persons other than affiliates beginning 90 days after the date of this Prospectus, subject only to the manner of sale provisions of Rule 144, and by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to certain limitations. The Company intends to file one or more registration statements on Form S-8 under the Securities Act to register all shares of Common Stock subject to outstanding stock options and Common Stock issuable pursuant to the Stock Option Plan and the Stock Incentive Plan which do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. The Company expects to file these registration statements after the closing of the Offering, and such registration statements are expected to become effective upon filing. Shares of Common Stock covered by these registration statements will thereupon be eligible for sale in the public markets, subject to the Lock-up Agreements, if applicable.

                         DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, par value $.01 per share and 440,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock"). Immediately prior to the Offering, there were 9,495,517 shares of Common Stock outstanding held of record by 16 stockholders.

     The holders of shares of Common Stock are (i) entitled to one vote per share on all matters to be voted on by stockholders; (ii) not entitled to cumulate their votes in elections for directors, which means holders of more than half the outstanding shares of Common Stock can elect all the directors of the Company; and (iii) entitled to receive such dividends as may be declared from time to time by the Board of Directors in its discretion from any assets legally available for that purpose, after payment of dividends (subject to restrictions imposed by terms of indebtedness) required to be paid on outstanding shares of Preferred Stock, if any. In the event of the dissolution of the Company, whether voluntary or involuntary, if any, after distribution to the holders of Preferred Stock, if any, of amounts to which they may be preferentially entitled, the holders of Common Stock are entitled to share ratably in the assets of the Company legally available for distribution to its stockholders. The holders of Common Stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments, or rights of redemption, by the Company. The Common Stock currently outstanding, and the Common Stock issued in the Offering, is and will be validly issued, fully paid and non-assessable. See "Dividend Policy."

Preferred Stock

     The Board of Directors of the Company is authorized, without further stockholder action, to divide any or all shares of the authorized Preferred Stock into one or more classes or series and to fix and determine the designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereon, of any classes or series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. Although the Company has no present intention to issue shares of Preferred Stock, the issuance of shares of Preferred Stock or the issuance of rights to purchase such shares may have the effect of delaying, deferring or preventing a change in control of the Company or an unsolicited acquisition proposal. For instance, the issuance of a series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. In addition, under certain circumstances, the issuance of Preferred Stock could adversely affect the voting power of the holders of the Common Stock. Although the Board of Directors is required to make any determination to issue such stock based on its judgment as to the best interests of the stockholders of the Company, the Board of Directors could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of the stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then market price of the stock. The Board of Directors does not intend to seek stockholder approval prior to any issuance of currently authorized Preferred Stock, unless otherwise required by law.

The Delaware Business Combination Act

     The Company is incorporated under the Delaware GCL. Section 203 of the Delaware GCL (the "Delaware Business Combination Act") imposes a three-year moratorium on business combinations between a Delaware corporation and an "interested stockholder" (in general, a stockholder owning 15% or more of a corporation's outstanding voting stock) or an affiliate or associate of an interested stockholder, unless (i) prior to an interested stockholder becoming an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction resulting in the interested stockholder becoming an interested stockholder; (ii) upon consummation of the transaction resulting in an interested stockholder becoming an interested stockholder, the interested stockholder owned 85% or more of the voting stock outstanding at the time the transaction commenced (excluding, from the calculation of outstanding shares, shares beneficially owned by directors who are also officers and certain employee stock plans); or (iii) on or after an interested stockholder became an interested stockholder, the business combination is approved by (A) the board of directors and (B) holders of at least 66-2/3% of the outstanding shares (other than those shares beneficially owned by the interested stockholder) at a meeting of stockholders.

     The Delaware Business Combination Act applies to certain corporations incorporated in Delaware, unless, among other things, the corporation expressly elects not to be governed by the legislation and sets forth that election in an amendment to the corporation's certificate of incorporation or by-laws as approved by (in addition to any other vote required by law) a majority of the shares entitled to vote (however, the amendment would not be effective until 12 months after the date of its adoption and would not apply to any business combination between the corporation and any person who became an interested stockholder on or prior to the adoption of the amendment). The Company has not made such an election and, upon completion of the Offering, will be subject to the Delaware Business Combination Act.


     The Delaware Business Combination Act may discourage other persons from making a tender offer for or acquisitions of substantial amounts of the Common Stock. This could have the incidental effect of inhibiting changes in management and may also prevent temporary fluctuations in the market price of the Common Stock that often result from actual or rumored takeover attempts. In addition, the limited liability provisions in the Company's Restated Certificate of Incorporation with respect to directors and the indemnification provisions in the Company's by-laws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty and may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise have benefited the Company and its stockholders. Furthermore, a stockholder's investment in the Company may be adversely affected to the extent the Company pays the costs of settlement and damage awards against the Company's directors and officers pursuant to the indemnification provisions in the Company's by-laws.

Antitakeover Effect of Provisions of the Restated Certificate of Incorporation and By-Laws

     Certain provisions of the Restated Certificate of Incorporation and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging potential acquisition proposals, they may inhibit fluctuations in the market price of shares of Common Stock that could otherwise result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the management of the Company.

     The Restated Certificate of Incorporation of the Company provides that the Board of Directors is divided into three classes of directors with each class holding office for staggered three-year terms. The classification of directors will have the effect of making it more difficult to change the composition of the Board of Directors, because at least two annual meetings of stockholders, instead of one, generally will be required to effect a change in the majority of the Board of Directors. Under Delaware law, unless the certificate of incorporation otherwise provides, a director on a classified board may be removed by the stockholders only with cause. The Restated Certificate of Incorporation of the Company provides that a director of the Company may be removed with cause at any time by the vote of at least a majority of the outstanding shares of the Company. See "Management--Board of Directors."

     The Restated Certificate of Incorporation also provides that a vacancy in the Board of Directors occurring from an increase in the number of directors or otherwise may be filled by the vote of a majority of the directors then in office.

     The provisions of Delaware law and the Restated Certificate of Incorporation and by-laws of the Company relating to the removal of directors and the filling of vacancies on the Board of Directors preclude a third party from removing incumbent directors without cause and simultaneously gaining control of the Board of Directors by filling, with its own nominees, the vacancies created by removal. These provisions also reduce the power of stockholders generally, even those with a majority of the voting power in the Company, to remove incumbent directors and to fill vacancies on the Board of Directors without the support of the incumbent directors.

     In addition, the Restated Certificate of Incorporation provides that no action required to be taken at any annual or special meeting of stockholders may be taken by written consent without a meeting except by a consent signed by all the stockholders entitled to vote. This effectively limits the ability of the Company's stockholders to conduct any form of consent solicitation requiring less than unanimous consent. The Restated Certificate of Incorporation and by-laws of the Company also do not permit stockholders of the Company to call special meetings of stockholders. See "Principal Stockholders and Selling Stockholder."

     The Company's Restated Certificate of Incorporation also provides that the Company shall not enter into any Transaction (as hereinafter defined) with or benefitting any Interested Stockholder (as hereinafter defined) unless (a) the Transaction has been approved by the affirmative vote of not less than 80% of the aggregate voting power of the outstanding stock or (b) the Continuing Directors (as hereinafter defined) by a two-thirds vote thereof have expressly approved the Transaction. For these purposes:

          (1) The term "Continuing Director" means a director who is not affiliated with an Interested Stockholder and either (i) was a member of the Board of Directors of the Company immediately prior to the time that the Interested Stockholder, if any, became an Interested Stockholder or
     (ii) was elected by or recommended for election by a majority of the then Continuing Directors in office at the time such director was elected or nominated for election.

          (2) The term "Interested Stockholder" shall mean any person or group (other than a trustee of an employee benefit plan of the Company or of an employee benefit plan of an affiliate of the Company and other than a person owning beneficially more than ten percent of the stock of the Company on January 1, 1989) who is the beneficial owner of more than ten percent of the voting power of the Company (those of the foregoing terms which are defined in the rules under Section 13 of the Securities Exchange Act of 1934 shall have the same meanings as set forth in such rules).

          (3) The term "Transaction," when used in reference to the Company and any Interested Stockholder, means: (i) any merger or consolidation of the Company or any direct or indirect majority-owned subsidiary of the Company
     (A) with the Interested Stockholder or (B) with any other corporation if the merger or consolidation is caused by the Interested Stockholder; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) except proportionately as a stockholder of the company, to or with the Interested Stockholder, whether as part of a dissolution or otherwise, of assets of the Company or of any direct or indirect majority-owned subsidiary of the Company which assets have an aggregate market value equal to ten percent or more of either the aggregate market value of all the assets of the Company determined on a consolidated basis or the aggregate market value of all the outstanding stock of the Company; (iii) any transaction involving the Company or any direct or indirect majority-owned subsidiary of the Company which has the effect, directly or indirectly, of increasing the proportionate share of the stock of any class or series, or securities convertible into stock of any class or series, of the Company or of any such subsidiary which is owned by the Interested Stockholder, with certain exceptions; or (iv) any receipt by the Interested Stockholder of the benefit, directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraph (iii) above) provided by or through the Company or any direct or indirect majority-owned subsidiary.

Transfer Agent and Registrar


     The transfer agent and registrar for the Common Stock is The Bank of New York.

                                 UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement, dated [   ], 1998 (the "U.S. Underwriting Agreement"), the
underwriters named below (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company and the Selling Stockholder the following respective numbers of U.S. Shares (as defined below):

                                                             Number of
Underwriter                                                 U.S. Shares
--------------------------------------------------------   ------------
        Credit Suisse First Boston Corporation .........       [  ]
        PaineWebber Incorporated .......................       [  ]

           Total .......................................       [  ]
                                                           ============

Of the 3,420,000 shares of common stock being offered, 2,736,000 shares (the "U.S. Shares") are initially being offered by the U.S. Underwriters in the United States and Canada (the "U.S. Offering") and 684,000 shares (the "International Shares") are initially being concurrently offered by the Managers (the "Managers") outside the United States and Canada (the "International Offering").

     The U.S. Underwriting Agreement provides that the obligations of the U.S. Underwriters are subject to certain conditions precedent and that the U.S. Underwriters will be obligated to purchase all the U.S. Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The U.S. Underwriting Agreement provides that, in the event of a default by a U.S. Underwriter, in certain circumstances the purchase commitments of non-defaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company and the Selling Stockholder have entered into a Subscription Agreement (the "Subscription Agreement") with the Managers of the International Offering providing for the concurrent offer and sale of the International Shares outside the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the U.S. Underwriters and the Managers an option, exercisable by Credit Suisse First Boston Corporation, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 513,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares of Common Stock offered hereby. To the extent that this option to purchase is exercised, each U.S. Underwriter and each Manager will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the U.S. Underwriters and the Managers as the number of U.S. Shares set forth next to such U.S. Underwriter's name in the preceding table and as the number set forth next to such Manager's name in the corresponding table in the prospectus relating to the International Offering bears to the sum of the total number of shares in such tables.

     The Company and the Selling Stockholder have been advised by the Representatives that the U.S. Underwriters propose to offer the U.S. Shares in the United States to the public, and in Canada on a private placement basis, initially at the offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price less a
concession of $   per share, and the U.S. Underwriters and such dealers may
allow a discount of $ per share on sales to certain other dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

     The public offering price, the aggregate underwriting discounts and commissions per share and the per share concession and discount to dealers for the U.S. Offering and the concurrent International Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and the Managers (the "Intersyndicate Agreement") relating to the Offering, changes in the public offering price, the aggregate underwriting discounts and commissions per share and the per share concession and discount to dealers will be made only upon the mutual agreement of Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston (Europe) Limited ("CSFBL"), on behalf of the Managers.

     Pursuant to the Intersyndicate Agreement, each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock to any person outside the United States or Canada or to any other dealer who does not so agree. Each of the Managers has agreed or will agree that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada; or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the U.S. Underwriters and the Managers of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, and CSFBL, on behalf of the Managers, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the U.S. Underwriters and the Managers pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the U.S. Underwriters or by the Managers may be more or less than the amount appearing on the cover page of this Prospectus. Neither the U.S. Underwriters nor the Managers are obligated to purchase from the other any unsold shares of Common Stock.


     The Company, Isao Sato, HMC and certain other minority stockholders have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, and the Company has agreed that it will not file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of the Company's common stock or securities or other rights convertible into or exchangeable or exercisable for any shares of the Company's common stock, or disclose the intention to make any such offer, sale, pledge, disposal or filing, without the prior written consent of Credit Suisse First Boston Corporation, until 180 days after the date of the Offering. With respect to the Company, such agreement excepts grants of employee stock options pursuant to the terms of a plan in effect as of the date of the U.S. Underwriting Agreement, issuance of shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding as of the date of the U.S. Underwriting Agreement.


     The Company and the Selling Stockholder have agreed to indemnify the U.S. Underwriters and the Managers against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the U.S. Underwriters and the Managers may be required to make in respect thereof.

     The Representatives and the Managers have informed the Company and the Selling Stockholder that they do not expect discretionary sales by the U.S. Underwriters and the Managers to exceed 5% of the number of shares offered hereby.

     Prior to the Offering, there has been no public market for the shares. The initial public offering price for the shares will be determined by negotiations among the Company, the Selling Stockholder and the Representatives. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Company's business, the past and present operations of the Company, the past and present earnings and current financial position of the Company, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the Offering or that an active trading market for the shares will develop and continue after the Offering.

     The Representatives, on behalf of the U.S. Underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the Representatives to reclaim a selling concession from a syndicate member when the shares originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

     The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company and the Selling Stockholder prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.

Representations of Purchasers

     Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company and, the Selling Stockholder and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

Rights of Action (Ontario Purchasers)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

     All of the issuer's directors and officers as well as the experts named herein and the Selling Stockholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

     A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

     Canadian purchasers of Common Stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Common Stock in their particular circumstances and with respect to the eligibility of the Common Stock for investment by the purchaser under relevant Canadian Legislation.

                                  LEGAL MATTERS

     The validity of the shares of Common Stock being sold in the Offering is being passed upon for the Company by Proskauer Rose LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Winthrop, Stimson, Putnam & Roberts, New York, New York.



                                    EXPERTS

     The consolidated financial statements and schedule of Hosokawa Micron International Inc. and subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.

                         INDEX TO FINANCIAL STATEMENTS

              HOSOKAWA MICRON INTERNATIONAL INC. AND SUBSIDIARIES


Consolidated Financial Statements



Independent Auditors' Report .............................................................   F-2
Consolidated Balance Sheets as of September 30, 1996, September 30, 1997 .................   F-3
Consolidated Statements of Income for each of the fiscal years ended September 30, 1995,
 1996 and 1997 ...........................................................................   F-5
Consolidated Statements of Stockholders' Equity for each of the fiscal years ended
 September 30, 1995, 1996 and 1997 .......................................................   F-6
Consolidated Statements of Cash Flows for each of the fiscal years ended
 September 30, 1995, 1996 and 1997 .......................................................   F-7
Notes to Consolidated Financial Statements ...............................................   F-9
Unaudited Condensed Consolidated Financial Statements
Condensed Consolidated Balance Sheets as of September 30, 1997
 and March 31, 1998 (Unaudited) ..........................................................   F-25
Condensed Consolidated Statement of Income for the six month periods ended
 March 31, 1997 (Unaudited) and March 31, 1998 (Unaudited) ...............................   F-27
Condensed Consolidated Statement of Cash Flows for the six month periods ended
 March 31, 1997 (Unaudited) and March 31, 1998 (Unaudited) ...............................   F-28
Notes to Unaudited Condensed Consolidated Financial Statements ...........................   F-30

                         INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders of
Hosokawa Micron International Inc.:

     We have audited the accompanying consolidated balance sheets of Hosokawa Micron International Inc. (a majority owned subsidiary of Hosokawa Micron Corporation) and subsidiaries as of September 30, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended September 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hosokawa Micron International Inc. and subsidiaries as of September 30, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1997 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP


NEW YORK, NEW YORK
November 3, 1997,
except for note 22,
which is as of April 16, 1998

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                          Consolidated Balance Sheets
                            (Amounts in thousands)

                                                           September 30,     September 30,
                                                                1996             1997
                         ASSETS                           ---------------   --------------
Current assets:
 Cash and cash equivalents ............................       $ 12,405         $ 13,455
 Marketable securities ................................            332              303
 Accounts and notes receivable, less
   allowance for doubtful accounts of
   $3,210 and $2,898 in 1996 and
   1997, respectively .................................         57,307           59,341
 Due from parent and affiliates .......................            998            1,035
 Costs and estimated earnings in excess of
   billings on uncompleted contracts ..................         12,490            6,897
 Inventories ..........................................         49,359           42,198
 Prepaid expenses and other assets ....................          5,562            5,285
                                                              --------         --------
      Total current assets ............................        138,453          128,514
 Property, plant and equipment, net ...................         85,977           77,921
 Cost in excess of net assets acquired, less
   accumulated amortization of $13,837 and $15,078 in
   1996 and 1997, respectively ........................         78,313           72,818
 Other assets .........................................          4,887            4,637
                                                              --------         --------
      Total assets ....................................       $307,630         $283,890
                                                              ========         ========
                                                                             (continued)

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                          Consolidated Balance Sheets
                            (Amounts in thousands)

                                                           September 30,     September 30,
                                                                1996             1997
          LIABILITIES AND STOCKHOLDERS' EQUITY            ---------------   --------------
Current liabilities:
 Notes payable to banks ...............................      $  32,460        $  35,535
 Commercial paper .....................................         42,636           42,387
 Accounts payable .....................................         38,415           37,329
 Current taxes payable ................................          3,619            3,250
 Deferred income taxes ................................          2,479            1,886
 Contract advances ....................................         19,176           14,371
 Accrued liabilities ..................................         44,697           37,954
 Pension liabilities ..................................            945               --
 Due to parent and affiliates .........................          7,609            7,489
                                                             ---------        ---------
      Total current liabilities .......................        192,036          180,201
 Notes payable to banks--long term ....................         23,786           17,546
 Pension liabilities ..................................         16,338           14,722
 Other long-term liabilities ..........................            550              564
 Deferred income taxes ................................         13,951           12,169
                                                             ---------        ---------
      Total liabilities ...............................        246,661          225,202
                                                             ---------        ---------
Commitments and contingencies
Minority interest .....................................             11               --
Stockholders' equity:
 Preferred stock:
 5.5% cumulative subordinated preferred
   stock ($.01 par value, 240,000 shares
   authorized at September 30, 1996 and 1997) .........              2               --
 4.44% cumulative preferred stock ($.01 par
   value, 200,000 shares authorized at
   September 30, 1996 and 1997) .......................              2               --
 Common stock ($.01 par value, 3,800,000
   and 12,500,000 shares authorized at
   September 30, 1996 and 1997, respectively;
   issued and outstanding: 1,607,346 and
   9,495,517 at September 30, 1996 and 1997,
   respectively) ......................................             16               95
 Additional paid-in capital ...........................        103,740          103,665
 Accumulated deficit ..................................        (47,785)         (47,215)
 Unrealized loss in marketable securities .............             --              (28)
 Cumulative translation adjustment ....................          4,983            2,171
                                                             ---------        ---------
 Total stockholders' equity ...........................         60,958           58,688
                                                             ---------        ---------
 Total liabilities and stockholders' equity ...........      $ 307,630        $ 283,890
                                                             =========        =========

          See accompanying notes to consolidated financial statements.

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                       Consolidated Statements of Income
                     (In thousands except per share data)

                                                                                  Years Ended
                                                                    ----------------------------------------
                                                                     September     September      September
                                                                        1995          1996          1997
                                                                    -----------   -----------   ------------
 Sales to third parties .........................................    $334,573      $364,683       $357,076
 Related party sales ............................................       4,475         7,027          3,396
                                                                     --------      --------       --------
 Net sales ......................................................     339,048       371,710        360,472
 Cost of sales ..................................................     236,904       259,316        247,022
                                                                     --------      --------       --------
 Gross profit ...................................................     102,144       112,394        113,450
 Selling, general and administrative expenses ...................      82,989        85,690         85,355
 Research and development expenses ..............................      11,019        12,610         12,152
 Amortization of intangibles ....................................       2,281         2,336          2,228
 Restructuring ..................................................      (3,239)            0            247
 Other income ...................................................        (763)         (493)        (1,110)
                                                                     --------      --------       --------
 Operating income ...............................................       9,857        12,251         14,578
 Interest expense, net ..........................................       6,656         6,100          5,573
 Other (income) expense .........................................      (3,393)          416            756
                                                                     --------      --------       --------
 Income before provision for income taxes .......................       6,594         5,735          8,249
 Provision for income taxes .....................................       1,828         2,931          3,996
                                                                     --------      --------       --------
 Net income .....................................................       4,766         2,804          4,253
 Preferred dividends paid .......................................       3,972         3,972          3,683
                                                                     --------      --------       --------
 Net income (loss) available to common stockholders .............    $    794      $ (1,168)      $    570
                                                                     ========      ========       ========
 Earnings (loss) per common share:
 Basic ..........................................................    $   0.49      $  (0.73)      $   0.25
 Diluted ........................................................        0.49         (0.73)          0.25
 Shares applicable in computing earnings (loss) per common share:
 Basic ..........................................................       1,607         1,607          2,265
 Diluted ........................................................       1,624         1,624          2,281

          See accompanying notes to consolidated financial statements.

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                Consolidated Statements of Stockholders' Equity
                 Years ended September 30, 1995, 1996 and 1997
                    (In thousands, except number of shares)

                                     Cumulative Preferred Stock
                            ---------------------------------------------
                                    4.44%                  5.50%              Common stock
                            ---------------------- ---------------------- --------------------
                                Shares     Amount      Shares     Amount     Shares    Amount
                            ------------- -------- ------------- -------- ----------- --------
Balance at
 September 30, 1994             200,000    $  2        240,000     $ 2     1,607,346     $16
Net income                           --      --             --      --            --      --
Dividends paid:
 Preferred                           --      --             --      --            --      --
 Ordinary                            --      --             --      --            --      --
Translation adjustment               --      --             --      --            --      --
                                -------    ----        -------     ---     ---------     ---
Balance at
 September 30, 1995             200,000       2        240,000       2     1,607,346      16
Net income                           --      --             --      --            --      --
Dividends paid--Preferred            --      --             --      --            --      --
Translation adjustment               --      --             --      --            --      --
                                -------    ----        -------     ---     ---------     ---
Balance at
 September 30, 1996             200,000       2        240,000       2     1,607,346      16
Shares (exchanged) issued      (200,000)       (2)    (240,000)       (2)  7,888,171      79
Unrealized loss on
 marketable securities               --      --             --      --            --      --
Net income                           --      --             --      --            --      --
Dividends paid--Preferred            --      --             --      --            --      --
Translation adjustment               --      --             --      --            --      --
                               --------    ------     --------     -----   ---------     ---
Balance at
 September 30, 1997                  --      --             --      --     9,495,517     $95
                               ========    ======     ========     =====   =========     ===

                                                        Unrealized
                             Additional                   Loss on    Cumulative
                               Paid-in    Accumulated   Marketable   translation
                               capital      Deficit     securities   adjustment     Total
                            ------------ ------------- ------------ ------------ -----------
                                                          <C
Balance at
 September 30, 1994          $ 103,740    $  (46,875)        --       $  6,470    $ 63,355
Net income                          --         4,766         --             --       4,766
Dividends paid:
 Preferred                          --         3,972         --             --       3,972
 Ordinary                           --           536         --             --         536
Translation adjustment              --            --         --           (223)       (223)
                             ---------    ----------         --       --------    --------
Balance at
 September 30, 1995            103,740       (46,617)        --          6,247      63,390
Net income                          --         2,804         --             --       2,804
Dividends paid--Preferred           --        (3,972)        --             --      (3,972)
Translation adjustment              --            --         --         (1,264)     (1,264)
                             ---------    ----------         --       --------    --------
Balance at
 September 30, 1996            103,740       (47,785)        --          4,983      60,958
Shares (exchanged) issued          (75)           --         --             --          --
Unrealized loss on
 marketable securities              --            --        (28)            --         (28)
Net income                          --         4,253         --             --       4,253
Dividends paid--Preferred           --        (3,683)        --             --      (3,683)
Translation adjustment              --            --         --         (2,812)     (2,812)
                             ---------    ----------        ---       --------    --------
Balance at
 September 30, 1997          $ 103,665    $  (47,215)     $ (28)      $  2,171    $ 58,688
                             =========    ==========      =====       ========    ========

          See accompanying notes to consolidated financial statements.

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                     Consolidated Statements of Cash Flows
                            (Amounts in thousands)

                                                                               September 30,
                                                                  ---------------------------------------
                                                                      1995          1996          1997
                                                                  -----------   -----------   -----------
Cash flows from operating activities:
 Net income ...................................................    $   4,766     $   2,804     $   4,253
 Adjustments to reconcile net income to net cash provided
   by operating activities:
  Depreciation and amortization ...............................       11,134        12,243        12,453
  Deferred income taxes .......................................         (334)         (934)       (1,232)
  Net loss on marketable securities ...........................           65            83            --
  Unrealized exchange (gain) loss on loan .....................       (3,094)        1,468         2,129
  Provision for doubtful accounts receivable ..................        1,184          (233)           87
  Gain from disposal of property, plant and equipment .........         (285)          (87)         (516)
  Reserve for liquidated business .............................       (1,671)           --            --
  Change in assets and liabilities, net of effects from
    purchased businesses:
   Accounts and notes receivable ..............................      (15,769)        5,588        (4,869)
   Costs and estimated earnings in excess of billings
     on uncompleted contracts .................................       (1,867)       (2,121)        4,324
   Inventories ................................................       (3,930)       (4,689)        3,505
   Prepaid expenses and other assets ..........................          698         1,611           576
   Accounts payable ...........................................       10,210          (343)        1,019
   Contract advances ..........................................          210         2,561        (3,301)
   Accrued liabilities ........................................       (4,365)       (3,516)       (5,279)
   Current taxes payable ......................................         (437)        1,029           (34)
   Due to parent and affiliates ...............................        1,288          (557)          224
   Pension liabilities ........................................          (40)         (734)         (369)
   Minority interest and other ................................          355          (342)           87
                                                                   ---------     ---------     ---------
    Net cash (used) provided by
      operating activities ....................................       (1,882)       13,831        13,057
                                                                   ---------     ---------     ---------
Cash flows from investing activities:
 Payment for acquisitions .....................................         (686)       (3,138)       (1,018)
 Additions to property, plant and equipment ...................       (9,222)      (11,215)      (10,092)
 Proceeds from disposal of property, plant and
   equipment ..................................................        2,725         1,410         1,910
 Other ........................................................       (2,445)         (161)         (159)
                                                                   ---------     ---------     ---------
    Net cash used in investing activities .....................       (9,628)      (13,104)       (9,359)
                                                                   ---------     ---------     ---------
                                                                                              (Continued)

HOSOKAWA MICRON INTERNATIONAL INC. (A Majority Owned Subsidiary of Hosokawa
                              Micron Corporation)
                               AND SUBSIDIARIES


                     Consolidated Statements of Cash Flows
                            (Amounts in thousands)

                                                                            September 30,
                                                            ---------------------------------------------
                                                                 1995            1996            1997
                                                            -------------   -------------   -------------
Cash flows from financing activities:
 Proceeds from bank borrowings ..........................    $  200,447      $  200,370      $  202,386
 Repayments of bank borrowings ..........................      (212,816)       (197,478)       (200,590)
 Proceeds from issuance of commercial paper .............       393,974         427,000         232,000
 Repayments of commercial paper .........................      (384,499)       (424,000)       (232,249)
 Dividends paid .........................................        (4,508)         (3,972)         (3,683)
                                                             ----------      ----------      ----------
     Net cash (used in) provided by
       financing activities .............................        (7,402)          1,920          (2,136)
                                                             ----------      ----------      ----------
 Effect of exchange rate changes on cash ................         1,229            (387)           (512)
     Net increase (decrease) in cash ....................       (17,683)          2,260           1,050
 Cash and cash equivalents at beginning of year .........        27,828          10,145          12,405
                                                             ----------      ----------      ----------
 Cash and cash equivalents at end of year ...............    $   10,145      $   12,405      $   13,455
                                                             ==========      ==========      ==========
 Supplemental disclosures of cash flow information:
   Cash paid during the year for:
     Interest ...........................................    $    7,543      $    8,901      $    6,292
                                                             ==========      ==========      ==========
     Income taxes .......................................    $    1,794      $    2,450      $    4,841
                                                             ==========      ==========      ==========

          See accompanying notes to consolidated financial statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


                   Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

     The Company and Principles of Consolidation
     Hosokawa Micron International Inc. and subsidiaries (the "Company") is a major supplier of powder processing systems and equipment, product recovery, confectionery and plastics systems and equipment. The Company's products provide custom-designed technical solutions to its customers' specific processing and product recovery requirements used in manufacturing and processing a broad range of industrial and consumer products. The Company is a majority owned subsidiary of Hosokawa Micron Corporation (the "Parent") based in Japan.


     The Company conducts its operations primarily in two geographic regions, namely the United States and Europe (See Geographic Information, Note 20). All of the Company's operations are conducted in the processing equipment industry.



     The Company had negative working capital at September 30, 1997 amounting to $51,687,000. This includes short term bank and commercial paper borrowings of $77,922,000. These borrowings have been renewed on an annual basis over the past several years and management believes they will continue to be renewed on an ongoing basis. In addition, the Company had unused lines of credit amounting to $89,424,000 at September 30, 1997.

     The accompanying consolidated financial statements include the accounts of the Company and all its subsidiaries. All significant intercompany amounts and transactions have been eliminated in the consolidation of these financial statements.

     Cash and cash equivalents
     Cash and cash equivalents include certificates of deposit with maturities of less than 3 months.

     Marketable Securities
     Marketable securities include equity securities that are classified as available-for-sale. Accordingly, the marketable securities are valued at market. Net unrealized losses on these investments are recorded in shareholders' equity. As of September 30, 1996 and 1997, cost amounted to $490,327.

     In calculating gain or loss on sales of securities, cost is determined by specific identification.

     Accounts and Notes Receivable
     Included in accounts and notes receivable are amounts held under retention clauses in a number of sales contracts. This amounted to $3,102,000 and $825,000 for fiscal years ended September 30, 1996 and 1997, respectively. These amounts are all due within a one year period.

     Inventories
     Inventories are stated at the lower of cost or market. Cost is determined by either the specific identification or average cost method.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

     Property, Plant and Equipment
     Depreciation and amortization of property, plant and equipment are provided primarily on a straight-line basis over the estimated useful lives of the assets as follows:



  Machinery and equipment            4-10 years
  Buildings and improvements         15-50 years
  Office furniture and equipment     4-10 years
  Vehicles                           4-5 years
  Leasehold improvements             4-10 years or life of lease
                                     (whichever is shorter)

     Income Taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     The Company has not provided for U.S. income taxes on unremitted earnings for certain of its foreign subsidiaries as such earnings have been or are expected to be permanently reinvested in the foreign operations. The cumulative amount of unremitted foreign earnings for which the Company has not provided U.S. income taxes amounted to approximately $20,142,000, $22,658,000 and $24,172,000 at September 30, 1995, 1996 and 1997, respectively. Calculation of the unrecognized deferred tax liability for temporary differences related to undistributed earnings of foreign subsidiaries is not practicable.

     Foreign Currency
     Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars using exchange rates in effect at the end of the period, while revenues and expenses are translated at average exchange rates. Translation gains and losses are recorded as a separate component of stockholders' equity and are not included in net income.

     Realized and unrealized gains and losses from foreign currency transactions are included in net income for the period. Net transaction gains (losses) were $1,968,000, $329,000 and ($112,000) for the three years ended September 30, 1995, 1996 and 1997, respectively. These are included in other (income) expense, in the accompanying consolidated statements of operations.

     Accounting for Contracts
     Earnings on significant long-term contracts are generally recognized on the percentage-of-completion method in the ratio that costs incurred to date bear to total estimated costs at completion. In all other cases, the completed contract method is used. Revenues and costs on contracts are subject to revision throughout the terms of the contracts and any required adjustments are made in the periods in which revisions are determinable. Provisions are made for any anticipated losses in the periods in which they are first determinable.

     Costs and estimated earnings in excess of billings on uncompleted contracts consist of revenues recognized on contracts for which billings have not been presented to the customer at the consolidated balance sheet date. Such revenues are expected to be billed and collected generally within one year. Billings in excess of costs and estimated earnings on uncompleted contracts are included in contract advances.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

   Cost in Excess of Net Assets Acquired
     Cost in excess of net assets acquired (goodwill) is being amortized on a straight line basis over a 40-year period.

     The Company continually evaluates whether events or circumstances have occurred which may impact the Company's assessment of the appropriateness of the remaining estimated useful life of goodwill. The Company compares its estimate of the acquired business' undiscounted future cash flow to the carrying value of goodwill to determine if an impairment write-off is necessary.

     Other Assets
     Other assets include intangible assets, which are being amortized on a straight-line basis over the estimated useful lives of the assets as follows:


  Patents                    5-15 years
  Trademarks                 5 years
  Manufacturing drawings     10-12 years
  License rights             5 years

     Product Warranty
     The Company currently provides for the estimated cost to repair or replace products sold under warranties. Such warranties generally cover a twelve-month period.

     Advertising Expenses
     Costs of advertising are expensed in the year that they are incurred. Advertising costs amounted to $3,263,000, $4,145,000 and $4,205,000 in fiscal years 1995, 1996 and 1997, respectively.

     Earnings (Loss) per Common Share
     Effective for periods beginning after December 15, 1997, Financial Accounting Standard No. 128 ("SFAS No. 128") "Earning Per Share" requires dual presentation of earnings per share--basic and diluted. As SFAS No. 128 requires retroactive restatement of financial data, accordingly, all prior period earnings per share data has been restated to conform with the provisions of this pronouncement. Basic earnings per common share has been computed by dividing net income, less preferred stock dividends in fiscal years 1995, 1996 and 1997 of $3,972,000, $3,972,000 and $3,683,000, respectively, by the weighted average number of common shares outstanding of 1,607,000 in 1995, 1,607,000 in 1996 and 2,265,000 in 1997. Diluted earnings (loss) per share have been computed by dividing net income, less preferred stock dividends, by the weighted average number of common shares outstanding, including the effects of additional shares relating to stock options of 16,413 for the years ending 1995, 1996 and 1997, respectively. The amount of (loss) earnings and number of shares used in the calculation of basic and diluted (loss) earnings per common share were the same for the loss period presented. Diluted loss per share does not include any incremental shares that would have been outstanding assuming the exercise of any stock options because those shares would have been anti-dilutive.

     Due to the exchange in fiscal 1997 of both classes of preferred stock for Common Stock, historical earnings per share are not indicative of future earnings per share.

     Foreign Exchange Agreements/Derivatives
     The Company enters into foreign exchange contracts to hedge firm foreign currency commitments only. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Gains and losses on foreign exchange contracts that are hedges of foreign currency commitments are recognized as part of the specific transactions hedged.

     Use of Estimates
     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

     Stock Compensation
     The Company has adopted Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation." As permitted under SFAS No. 123, the Company elected not to adopt the fair value-based method of accounting for its stock-based compensation plans, but will account for such compensation under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Company has, however, complied with the disclosure requirements of SFAS No. 123.

     New Accounting Pronouncements
     In June 1997, the Financial Accounting Standards Board recently issued three new accounting standards that will have an impact on the Company's financial statements when adopted in a future period.

     Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), Reporting Comprehensive Income, establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No. 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

     Statement of Accounting Standards No. 131 ("SFAS No. 131"), Disclosures about Segments of an Enterprise and Related Information, establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and for deciding how to allocate resources to segments.

     Statement of Accounting Standards No. 132 ("SFAS No. 132"), Employers Disclosures About Pensions and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans.

     All of these new standards are effective for financial statements for periods beginning after December 15, 1997 and require comparative information for earlier years to be restated. Results of operations and financial position will be unaffected by implementation of these new standards.


(2) Acquisitions
     In February 1996, the Company acquired all of the outstanding shares of Ter Braak B.V., for cash of approximately $3,100,000. The acquisition was accounted for under the purchase method of accounting. Cost in excess of the net assets acquired is being amortized over a period of 40 years. The purchase was funded primarily through bank borrowings.

     In March 1996, the Company acquired for a nominal amount, assets with a value of approximately $2,000,000, and established liabilities totaling approximately $3,550,000 with respect to Kreuter GmbH.

     Both Ter Braak B.V. and Kreuter GmbH are engaged in the business of manufacturing equipment for the confectionery industry.

     In December 1996, the Company acquired all of the outstanding shares of L.E. Stott Limited for $1,018,000. The acquisition was accounted for under the purchase method of accounting. The purchase price was allocated to

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

acquire tangible assets and liabilities. There was no excess over such values. L.E. Stott Ltd. is engaged in the design and manufacture of weighing and filling equipment used primarily in the pharmaceutical industry.

     The accompanying consolidated financial statements include the results of these companies from the dates of acquisition. The results of these operations are not material to the consolidated results.


(3) Billings in Excess of Costs and Estimated Earnings on Uncompleted Contracts

                                                                      September 30,
                                                              -----------------------------
                                                                   1996            1997
                                                              -------------   -------------
                                                                 (Amounts in thousands)
  Costs and estimated earnings recognized
    on uncompleted contracts ..............................     $  27,686       $  24,606
  Less billings to date:
  Percentage-of-completion method .........................       (16,871)        (20,293)
  Completed contract method ...............................       (17,501)        (11,787)
  Billings in excess of costs and estimated earnings
    on uncompleted contracts ..............................     $  (6,686)      $  (7,474)
                                                                =========       =========
  Included in the accompanying consolidated balance sheets:
  Costs and estimated earnings in excess of billings
    on uncompleted contracts ..............................        12,490           6,897
                                                                ---------       ---------
  Billings in excess of costs and estimated earnings
    on uncompleted contracts ..............................        (1,675)         (2,584)
  Contract advances on contracts using completed
    contract method .......................................       (17,501)        (11,787)
                                                                ---------       ---------
  Contract advances .......................................     $ (19,176)      $ (14,371)
                                                                ---------       ---------
                                                                $  (6,686)      $  (7,474)
                                                                =========       =========

(4) Inventories
     Inventories consists of the following:

                                    September 30,
                               -----------------------
                                  1996         1997
                               ----------   ----------
                               (Amounts in thousands)
   Raw Materials ...........    $12,300      $12,294
   Work in process .........     23,463       19,946
   Finished goods ..........     13,596        9,958
                                -------      -------
                                $49,359      $42,198
                                =======      =======

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

(5) Property, Plant and Equipment
     Property, plant and equipment, at cost, less accumulated depreciation and amortization consist of:



                                                          September 30,
                                                     -----------------------
                                                        1996         1997
                                                     ----------   ----------
                                                     (Amounts in thousands)
   Machinery and equipment .......................    $ 59,027     $ 57,927
   Land, building and improvements ...............      70,314       65,176
   Office furniture and equipment ................      12,991       14,044
   Vehicles ......................................       1,729        1,660
   Leasehold improvements ........................         624          741
                                                      --------     --------
                                                       144,685      139,548
   Less accumulated depreciation and
     amortization ................................      58,708       61,627
                                                      --------     --------
                                                        85,977       77,921
                                                      ========     ========
   Depreciation and amortization expense .........    $  9,026     $  9,345
                                                      ========     ========

(6) Other Assets
     Other assets consist of the following:

                                                                     September 30,
                                                                -----------------------
                                                                   1996         1997
                                                                ----------   ----------
                                                                (Amounts in thousands)
   Patents and trademarks, less accumulated
     amortization of $6,560 and $6,317 in 1996
     and 1997, respectively .................................    $ 2,069      $ 2,126
   Manufacturing drawings, less accumulated
     amortization of $2,465 and $2,318 in 1996
     and 1997, respectively .................................      1,877        1,354
   License rights, less accumulated amortization
     of $315 and $510 in 1996 and 1997, respectively.........        212          205
   Other ....................................................        729          952
                                                                 -------      -------
                                                                 $ 4,887      $ 4,637
                                                                 =======      =======

(7) Notes Payable to Banks
     Notes payable to banks consist primarily of unsecured notes payable with an average interest rate of 5.7% and 6.1% in 1996 and 1997, respectively. Borrowings are on a short-term basis and are typically renewed as they become due. Included in short term borrowings is the current portion of long term debt, amounting to $3,094,000.

     The Company has unused lines of credit with various banks totaling approximately $89,424,000 at September 30, 1997.


(8) Commercial Paper

     The company has a $75 million commercial paper program supported by an irrevocable direct-pay letter of credit provided by a major international bank, for which the Company pays a fee. Under the program, which extends through December 16, 1997, the Company issues Commercial Paper Notes (the "Notes") with maturities of up to 270 days. The Notes, which bears credit ratings of A-1 + /P-1, are sold on a discount basis only and in an aggregate

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

face amount not to exceed $75 million outstanding at any one time. Interest on the Notes, which averaged 5.6% in fiscal 1997, is determined at the time of issue based on the dealer agreement. The Company is required to pay a fee of 3/8% of the average balance outstanding each quarter for the letter of credit.


(9) Notes Payable to Banks--Long Term
     Notes payable to banks--long term include a loan received in fiscal 1996, payable in Deutsche marks, in the amount of $15,628,000 (DM27,500,000) with an interest rate of 5.35%. The Company is required to pay $2,387,000 (DM4,200,000) per annum over the next four years. At the end of this period, the Company has the option to extend the repayment of the remaining loan balance for a further five years.


     At September 30, 1997, a wholly owned subsidiary of the Company maintained several loans payable in Dutch guilders in the amount of $3,710,000 (Dfl7,350,000) with an average interest rate of 4.42%. Approximately $1,918,000 of these loans are due in the year 1999 and beyond and, accordingly, have been classified as notes payable to banks--long term. The agreement stipulates that $3,224,000 of these loans will be secured by accounts receivable of the Company if certain covenants are not complied with. At September 30, 1997, such covenants have been complied with.


     The current schedule of principal payments on long-term debt is as follows:


     At September 30,          Amount
------------------------- ---------------
                           (in thousands)
           1998              $  3,094
           1999                 3,094
           2000                 3,094
           2001                10,790
           2002                   568
                             --------
                               20,640
  Less--current portion        (3,094)
                             --------
                             $ 17,546
                             ========

(10)   Income Taxes
     Income tax expense (benefit) consists of the following:


                               September 30,   September 30,   September 30,
                                    1995            1996           1997
                              --------------- --------------- --------------
                                          (Amounts in thousands)
   Current:
   State and local ..........     $  216         $     --        $     76
   Foreign ..................      1,946            3,865           5,152
                                  ------         --------        --------
     Total current ..........      2,162            3,865           5,228
                                  ------         --------        --------
   Deferred:
   Federal ..................        324              374             (16)
   Foreign ..................       (658)          (1,308)         (1,216)
                                  ------         --------        --------
     Total deferred .........       (334)            (934)         (1,232)
                                  ------         --------        --------
     Total ..................     $1,828         $  2,931        $  3,996
                                  ======         ========        ========

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

     The components of the temporary differences that gave rise to significant portions of the deferred tax assets and liabilities are as follows:

                                                                     September 30,     September 30,
                                                                          1996             1997
                                                                    ---------------   --------------
                                                                         (Amounts in thousands)
   Net operating losses .........................................      $  20,523        $  21,142
   Foreign tax credits ..........................................          7,223            7,495
   Pension accrual ..............................................          4,175            3,789
   Reserves, primarily warranty and inventory ...................          4,537            6,768
                                                                       ---------        ---------
     Gross deferred tax assets ..................................         36,458           39,194
   Valuation allowance ..........................................        (28,964)         (29,451)
                                                                       ---------        ---------
     Net deferred tax assets ....................................          7,494            9,743
   Accumulated depreciation .....................................         19,092           18,824
   Percentage of completion .....................................          1,009              701
   Reserves, primarily for unremitted Pre-Acquisition earnings of
     foreign subsidiaries .......................................          3,823            4,273
                                                                       ---------        ---------
     Gross deferred tax liabilities .............................         23,924           23,798
                                                                       ---------        ---------
     Net deferred tax liability .................................      $  16,430        $  14,055
                                                                       =========        =========

     Total net deferred tax liabilities shown above included current and noncurrent portions.

     The valuation allowance for deferred tax assets as of October 1, 1995 and 1996 was $22,187,000 and $28,964,000, respectively. The net change in the total valuation allowance for the years ended September 30, 1996 and 1997 was an increase of approximately $6,777,000 and $487,000, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making the assessment. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income in the periods in which those temporary differences become deductible. Based upon projections for future taxable income, management believes it is more likely than not the company will realize the benefits of these deferred tax assets.

     U.S. operating loss carryforwards of $344,000 were utilized for the fiscal year ended September 30, 1997. No operating loss carryforwards were utilized in the fiscal year ended September 30, 1995 or 1996. Such carryforwards resulted in no tax benefits in 1995 and 1996 and a tax benefit of $141,000 in 1997 which is included as a reduction of income tax expense. Foreign operating loss carryforwards of $1,138,000, $1,104,000 and $663,000 were utilized for the fiscal years ended September 30, 1995, 1996 and 1997, respectively. At September 30, 1997, the Company had domestic net operating loss carryforwards available of approximately $23,062,000, of which $1,782,000 is subject to restricted utilization rules and will expire in 2002. The balance of the domestic net operating loss carryforwards will expire in 2008 ($5,155,000), 2009 ($7,416,000), 2010 ($6,861,000) and 2011 ($1,848,000). The Company also had foreign net operating loss carryforwards amounting to $26,262,000 available for local tax purposes (principally in The Netherlands, Spain and the United Kingdom), a significant portion of which is not subject to expiration.

     In addition to the operating loss carryforwards, the Company has foreign tax credit carryovers of approximately $7,495,000 that will expire from 1998 to 2002.

     The major elements contributing to the differences between the U.S. Federal statutory tax and the effective tax are a result of the following factors:

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued

                                                        September 30,    September 30,     September 30,
                                                            1995              1996              1997
                                                       --------------   ---------------   ---------------
                                                                     (Amounts in thousands)
  Domestic operations ..............................      $ (1,001)          $  259           $  514
  Foreign operations ...............................         7,595            5,476            7,735
                                                          --------           ------           ------
  Income before income taxes .......................      $  6,594           $5,735           $8,249
                                                          ========           ======           ======
  Federal statutory tax ............................      $  2,242           $1,950           $2,805
  Foreign tax rate differential ....................        (1,670)             488            1,121
  Change in beginning-of-year-U.S.
    valuation allowance for
    deferred tax assets allocated to
    income tax expense .............................         1,582              104             (416)
  Disposal of foreign ownership interest ...........          (973)              --               --
  State and local income taxes, net of
    Federal tax benefit ............................           216               --               76
  Permanent differences including goodwill .........            55              183              225
  Foreign withholding tax ..........................           376              206              185
                                                          --------           ------           ------
  Income tax provision .............................      $  1,828           $2,931           $3,996
                                                          ========           ======           ======

(11) Stockholders' Equity

     In fiscal year 1992, the Company issued 200,000 shares of 4.44% Cumulative Preferred Stock to the Parent at $150 per share. Annual dividends were $6.66 per share payable quarterly, semiannually or annually at the discretion of the Board of Directors. The liquidation preference of this series over the common stock and over the 5.50% Cumulative Subordinated Preferred Stock issued in December 1992 was $150 per share plus accrued dividends.

     In December, 1992, the Company issued 240,000 shares of previously authorized 5.50% Cumulative Subordinated Preferred Stock to the Parent at $200 per share. Annual dividends were $11.00 per share, payable quarterly, semiannually or annually at the discretion of the Board of Directors. The liquidation preference of this series was preferred over common stock but was subordinate to the 4.44% Cumulative Preferred Stock stockholders, at $200 per share plus accrued dividends.

     On August 1, 1997, the authorized common stock was increased to 12,500,000 shares.

     Effective September 3, 1997, all of the issued shares for both classes of preferred stock were exchanged for common stock as follows:

      (A) 240,000 shares of 5.50% Cumulative Subordinated Preferred Stock were exchanged at the rate of 20.2261 shares of common stock for each share of preferred stock, for a total of 4,854,259 common shares.

      (B) 200,000 shares of 4.44% Cumulative Preferred Stock were exchange at the rate of 15.1695 shares of common stock for each share of preferred stock, for a total of 3,033,912 common shares.

      (C) Current year dividends were made on a semiannual basis and were payable on issued shares up to the effective date of exchange. In fiscal years 1995, 1996 and 1997, the Company paid preferred dividends of $3,972,000, $3,972,000 and $3,683,000, respectively. In addition, a common stock dividend of $536,000 was paid in fiscal
            1995.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

(12)   Related Party Transactions

     The Company, in the normal course of business, transacts business with the Parent and various other affiliated companies of the Parent. The accompanying consolidated financial statements include the following transactions:

   (a)   Management Services Contract, Royalty, Marketing and Guarantee
         Agreements

       The Company has a management services contract and operates under various license agreements with the Parent. Management fees of $400,000 were paid under the agreements for each of the years ended September 30, 1995, 1996, and 1997, and are included in other (income) expense in the accompanying consolidated statements of operations.
       Royalty income of approximately $393,000, $398,000 and $345,000 was received from the Parent in fiscal years 1995, 1996 and 1997, respectively. Royalty expense paid to the parent was $65,000, $75,000 and $65,000 for the fiscal years ended 1995, 1996 and 1997, respectively.
       Total fees paid under marketing agreements with the Parent, whereby all of the Company's subsidiaries and divisions can avail themselves of the Parent's Asian sales and marketing network, was $800,000 for the year ended September 30, 1995 and $1,000,000 for the years ending September 30, 1996 and 1997.
       The Parent company has guaranteed certain obligations of the Company with respect to the commercial paper program. Guarantee fees paid to the Parent were $100,000 for each of the three years ended September 30, 1997. These fees are included within other, net in the accompanying consolidated financial statements.
       The Company leases space from one of the Parent's facilities in Japan. The Company has paid approximately $110,000, $96,000, and $86,000 in 1995, 1996, and 1997, respectively, related to the lease.

   (b)   Due to/from Affiliates

       Included in due to/from affiliates are trade receivables and payables that represent normal business transactions with the Parent or its affiliates.
       Included in due to affiliates at September 30, 1997 and 1996 is a loan denominated in Dutch Guilders of approximately $3,941,000 and $3,950,000, respectively, payable to an affiliate with an average interest rate of 5.0%. Interest expense on this loan amounted to approximately $774,000, $167,000 and $167,000 for each of the years ended September 30, 1995, 1996 and 1997, respectively.

   (c)   Insurance program

       The Company participates in the excess umbrella liability insurance program issued to its Parent by a Japanese insurance carrier. The Company reimburses its Parent for the premiums made for such coverage. Amounts reimbursed to the Parent were $173,000, $166,000 and $148,000 in 1995, 1996 and 1997, respectively.

   (d)   Divestiture

       During fiscal 1995, the Company divested its 84% ownership interest in Hosokawa Finance International B.V. to the Parent. The Company recorded a gain of $1,711,000 on the divestiture including $1,626,000 in foreign translation gains, which is recorded in other (income) expense.


(13) Retirement Plans

      The Company has several pension and 401(k) plans covering substantially all of its employees. Pension expense amounted to approximately $4,757,000, $4,553,000 and $5,194,000 for the years ended September 30, 1995, 1996 and
1997, respectively.


      U.S. Plans
      The Company had one tax qualified noncontributory defined pension plan during fiscal year 1996, which covered certain nonunion employees at a wholly owned subsidiary.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

      In December 1995, the Board of Directors of the subsidiary authorized the termination of the pension plan. Termination was effective on December 31, 1995, and all participants became fully vested in the plan. The Company recognized a curtailment gain of approximately $919,000 in fiscal 1996 as a result of the plan termination. The pension plan was settled during fiscal 1997 with the payment of lump sums and the purchase of an annuity contract for all eligible employees.

      Prior to the plan termination, pension benefits were based on years of service and participants compensation, and the Company's policy was to contribute such amounts recommended by the Company's consulting actuaries to satisfy the funding requirements under the Employee Retirement Income Security Act of 1974 ("ERISA").

      Net periodic pension cost for the domestic defined benefit pension plan was comprised of the following:

                                                       1995      1996
                                                    --------- ---------
                                                   (Amounts in thousands)
            Service cost ..........................  $  284    $   73
            Interest cost .........................     378       315
            Actual return on assets ...............    (731)     (250)
            Net amortization and deferral .........     434       (74)
                                                     ------    ------
                                                     $  365    $   64
                                                     ======    ======

      The domestic defined benefit plan was funded to accumulate sufficient assets to provide for all accrued benefits. Pension plan benefits were based primarily on participants' compensation and years of credited service. The funded status of the Company's domestic defined benefit pension plans was as follows:

                                                                               1996
                                                                           ------------
                                                                            (Amounts in
                                                                            thousands)
  Accumulated benefit obligation:
   Vested ..............................................................     $ (4,175)
   Nonvested ...........................................................           --
                                                                             --------
  Accumulated benefit obligation .......................................     $ (4,175)
                                                                             ========
  Projected benefit obligation .........................................       (4,175)
  Fair value of plan assets, primarily equity and bond commingled funds         4,131
                                                                             --------
  Assets less than projected benefit obligation ........................          (44)
  Unrecognized net gain ................................................         (901)
                                                                             --------
  Accrued pension costs recognized in the consolidated balance sheet in
    pension liabilities ................................................     $   (945)
                                                                             ========

     The Company has three defined contribution plans, which are structured as
Section 401(k) type plans under the Internal Revenue Code, covering substantially all employees in the U.S. For two of the plans, Company contributions are based on employee contributions or compensation. The other plan does not require Company contributions.

     The aggregate amounts provided under the foregoing defined contribution plans were $719,000, $805,000 and $848,000 for the years ended September 30, 1995, 1996 and 1997, respectively.

     Foreign Plans
     Certain of the Company's foreign subsidiaries have noncontributory, defined benefit pension agreements covering substantially all employees with varying terms and amounts dependent upon salary levels and length of service.

     Pension plans of the Company's international operations are influenced principally by social legislation of the countries in which these operations are located.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued

   Net periodic pension cost for the foreign defined benefit pension plans consisted of the following:

                                              1995        1996         1997
                                            --------   ----------   ---------
                                                 (Amounts in thousands)
  Service cost ..........................    $  523      $  608      $  493
  Interest cost .........................     1,287       1,322       1,122
  Net amortization and deferral .........        37         (46)       (276)
                                             ------      ------      ------
                                             $1,847      $1,884      $1,339
                                             ======      ======      ======

     Pension plan benefits are based primarily on participants' compensation and years of credited service. The funded status of the Company's foreign defined benefit pension plans is as follows:

                                                                             1996            1997
                                                                        -------------   -------------
                                                                           (Amounts in thousands)
   Accumulated benefit obligation:
    Vested ..........................................................     $ (15,268)      $ (13,557)
    Nonvested .......................................................        (4,385)         (2,104)
                                                                          ---------       ---------
   Accumulated benefit obligation ...................................     $ (19,653)      $ (15,661)
                                                                          =========       =========
   Projected benefit obligation .....................................       (20,507)        (17,328)
   Fair value of plan assets, primarily insurance contracts .........         5,222           4,058
                                                                          ---------       ---------
   Assets less than projected benefit obligation ....................       (15,285)        (13,270)
   Unrecognized net gain ............................................          (630)         (1,131)
   Unrecognized net transition asset at October 1, 1989
     being amortized over a period of 15 years ......................          (423)           (321)
                                                                          ---------       ---------
   Accrued pension costs recognized in the
     accompanying consolidated balance sheets in
     pension liabilities ............................................     $ (16,338)      $ (14,722)
                                                                          =========       =========
   The assumptions are as follows:
                                                                               1996            1997
                                                                          ---------       ---------
   Discount rate ....................................................           7.0%            7.0%
   Expected return on assets ........................................           7.0%            7.0%
   Average salary increase ..........................................           3.0%            4.0%

(14)   Employee Stock Plan

     On July 29, 1997, the stockholders approved the establishment of the Hosokawa Micron International Inc. 1997 Stock Option Plan (the "Plan") to attract and retain key employees and directors. The Plan provides for the grant of options to purchase up to 89,905 shares of the Company's common stock at the fair market value at the date of the grant. On August 12, 1997, the Company granted 87,657 options at an exercise price of $9.89 per share, which is equal to the fair market value at the date of the grant. Fair market value was determined by applying a Price Earnings Multiple, for a similar industry, as discounted for a private company, to projected earnings for the Company in the year the options were granted. These options become vested to the employees on the earlier of (i) the twelve-month anniversary of the grant of the option or
(ii) the effective date of an initial public offering. These options may be exercised the earlier of the effective date of an initial public offering or from August 12, 1998 to August 11, 2007. During the year ended September 30, 1997, no shares were exercised.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

     The fair value of each option granted in 1997 has been estimated at the date of the grant using the Black Scholes option pricing model (excluding a volatility assumption) with the following assumptions

                   Expected life                                    10 years
                   Risk free interest rate                           6.39%
                   Dividend yield                                    4.50%

     The Company applies APB No. 25 and related interpretations in accounting for its stock-based compensation plan. Accordingly, as the exercise price at the date of grant equaled the estimated fair value of a common share, no compensation cost has been recognized in connection with the Plan. The Company has adopted the disclosure-only option under SFAS No. 123. If the accounting provisions of SFAS No. 123 had been adopted, the Company's net income for the year ended September 30, 1997 would have been decreased on a pro forma basis to $4,197,000 or by $0.02 per share. The effects of applying this statement for either recognizing compensation cost or pro-forma disclosures may not be representative of the effects on reported net income for future years.

(15) Interest Expense, Net

     Interest expense net consists of the following:

                                              September 30,
                                    ---------------------------------
                                       1995        1996        1997
                                    ---------   ---------   ---------
  Interest Expense ..............    $7,570      $6,703      $6,238
  Interest Income ...............      (914)       (603)       (665)
                                     ------      ------      ------
  Interest Expense, Net .........    $6,656      $6,100      $5,573
                                     ======      ======      ======

(16) Commitments and Contingencies

     Leases
     The Company leases various facilities and equipment under operating lease arrangements. Many leases contain renewal options and some contain escalation clauses. Rental commitments under noncancellable operating leases, as of September 30, 1997, are as follows:


        Year ending September 30                Amount
      --------------------------------   ---------------
                                           (in thousands)
              1998                             $  2,546
              1999                                2,172
              2000                                1,874
              2001                                1,427
              2002                                1,033
              Beyond                              3,237
                                               --------
                Total minimum payments         $ 12,289
                                               ========

     Rental expense for the years ended September 30, 1995, 1996 and 1997 was approximately $1,947,000, $2,375,000 and $2,650,000, respectively.

     Contingencies
     Various suits and claims are pending against the Company and its subsidiaries, including several product liability suits. Although the outcome of such suits and claims cannot be predicted with certainty, the disposition thereof will not, in the opinion of the management of the Company, result in a material adverse effect on the consolidated financial position of the Company, its operating results or cash flows.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

   At September 30, 1997, the Company has letters of credit and guaranty outstanding totaling $23,124,000.

(17) Financial Instruments

     The Company enters into forward exchange contracts to hedge foreign currency transactions for periods consistent with its committed exposures. The Company's foreign exchange contracts are designed to offset exchange rate movements on the assets, liabilities and transactions being hedged.

     At September 30, 1997, the Company had $19,439,000 of forward foreign exchange contracts outstanding to hedge against currency fluctuations. The Company's risk that counterparties to these contracts may be unable to perform is minimized by limiting the counterparties to major international banks. The Company does not expect any losses as a result of counterparty default.


(18) Restructuring Costs

     During the years ended September 30, 1995, 1996 and 1997, the Company utilized $2,775,000, $1,902,000 and $485,000, respectively, relating to its 1993 restructuring program. In addition, the Company credited $3,239,000 and $506,000 to the income statement in 1995 and 1997, respectively, which remained from completed restructuring activities. A severance reserve of $843,000 was recorded in September 1997 to cover the costs of eliminating 25 positions (actual terminations) throughout the Company resulting from the rationalization of certain manufacturing operations in the United States and France. These amounts are included in selling, general and administrative expenses ($753,000) and in cost of sales ($90,000) in the accompanying consolidated financial statements. As of September 30, 1996 and 1997, the Company had a remaining liability of $1,321,000 and $1,173,000, respectively.

     The remaining liability at September 30, 1997 primarily consists of the $843,000 severance reserve recorded in 1997 and is expected to be substantially utilized in fiscal 1998.


(19) Disclosures about the Fair Value of Financial Instruments

     Marketable securities are stated at market value. The carrying amount of accounts and notes receivable, notes payable, accounts payable, due to/from affiliates, current taxes payable, contract advances and accrued liabilities approximates fair value because of their short maturities.

      At September 30, 1997, the estimated fair value of long-term debt was approximately equal to the carrying amount of such debt on the consolidated balance sheet, as the current market rates available to the company for similar debt approximates the rates on these loans.


(20) Geographic Financial Information

                                         1995          1996          1997
                                     -----------   -----------   -----------
                                             (Amounts in thousands)
   Sales to Unaffiliated Customers
   United States .................    $119,341      $126,680      $118,787
   Germany .......................      61,377        55,810        50,568
   The Netherlands ...............      13,802        17,516        11,640
   Other Europe ..................      89,380       102,854        97,257
   Other .........................      50,673        61,823        78,824
                                      --------      --------      --------
                                      $334,573      $364,683      $357,076
                                      ========      ========      ========

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

             Notes to Consolidated Financial Statements, Continued

                                        1995            1996            1997
                                   --------------   -----------   ---------------
                                               (Amounts in thousands)
   Inter Area Sales
   United States ...............     $  3,972        $  7,292        $  7,661
   Germany .....................        8,026           7,533           5,211
   The Netherlands .............        7,439           8,058           4,855
   Other Europe ................       54,659          66,234          64,473
   Other .......................       36,957          43,356          48,446
                                     ---------       --------        --------
                                     $111,053        $132,473        $130,646
                                     =========       ========        ========
   Operating Income
   United States ...............     $ (2,024)       $  3,461        $  4,098(2)
   Germany .....................        9,021(1)        8,171           7,442
   The Netherlands .............             (9)           48            (716)
   Other Europe ................        2,165(1)          366           2,560(2)
   Other .......................          704             205           1,248
                                     ----------      --------        ----------
                                     $  9,857        $ 12,251        $ 14,578
                                     ==========      ========        ==========
   Total Assets
   United States ...............     $122,010        $115,742        $120,328
   Germany .....................      124,330         127,658         100,787
   The Netherlands .............       30,853          41,346          36,533
   Other Europe ................       16,500          13,107          15,796
   Other .......................        8,510           9,777          10,447
                                     ----------      --------        ----------
                                     $302,203        $307,630        $283,890
                                     ==========      ========        ==========
   Depreciation and Amortization
   United States ...............     $  4,010        $  4,326        $  4,610
   Germany .....................        5,473           5,817           5,447
   The Netherlands .............          928           1,297           1,241
   Other Europe ................          401             433             645
   Other .......................          322             370             510
                                     ----------      --------        ----------
                                     $ 11,134        $ 12,243        $ 12,453
                                     ==========      ========        ==========
   Capital Spending
   United States ...............     $  3,229        $  4,633        $  2,451
   Germany .....................        4,221           3,889           5,518
   The Netherlands .............          742             852             540
   Other Europe ................          542             642           1,070
   Other .......................          488           1,199             513
                                     ----------      --------        ----------
                                     $  9,222        $ 11,215        $ 10,092
                                     ==========      ========        ==========

----------------
(1) Includes reversal of restructuring reserve of $2,100,000 in Germany and $1,139,000 in Other Europe.
(2) Includes the reversal of a restructuring reserve of $506,000 in Other Europe and the impact of restructuring charges totaling $300,000 in the United States and $543,000 in Other Europe.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


             Notes to Consolidated Financial Statements, Continued

(21) Concentrations of Credit Risk

      Concentrations of credit risk with respect to the trade accounts receivable are limited due to the large number of entities comprising the Company's customer base and their dispersion across many different industries and countries. As of September 30, 1997, the Company had no significant concentrations of credit risk. The Company's production materials are readily available, and the Company is not dependent on a single supplier or only a few suppliers.

(22) Subsequent Event


     On April 16, 1998, the board of directors authorized and the Parent approved a 0.89904874 for 1.0 reverse stock split of the Company's common stock, to be effective July 1, 1998. In connection with the reverse split, par value of the common stock remains at $0.01 per share as a result of transferring $10,662 from common stock to additional paid-in capital, representing the aggregate par value of the shares issued under the reverse stock split. All references throughout the consolidated financial statements to number of shares, per share amounts, and stock option data of the Company's common stock have been restated.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

                     Condensed Consolidated Balance Sheets
                            (Amounts in thousands)

                                                                    September 30,      March 31,
                                                                         1997            1998
                             ASSETS                                ---------------   ------------
                                                                                      (Unaudited)
Current assets:
 Cash and cash equivalents .....................................       $ 13,455        $  9,442
 Marketable securities .........................................            303             222
 Accounts and notes receivable, less
   allowance for doubtful accounts of
   $2,898 and $2,636 in 1997 and 1998, respectively.............         59,341          64,725
 Due from parent and affiliates ................................          1,035           2,568
 Costs and estimated earnings in excess of
   billings on uncompleted contracts ...........................          6,897          12,801
 Inventories ...................................................         42,198          39,553
 Prepaid expenses and other assets .............................          5,285           6,106
                                                                       --------        --------
  Total current assets .........................................        128,514         135,417

 Property, plant and equipment, net ............................         77,921          76,469
 Cost in excess of net assets acquired, less
   accumulated amortization of $15,078 and $15,826 in 1997 and
   1998, respectively ..........................................         72,818          70,521
 Other assets ..................................................          4,637           4,413
                                                                       --------        --------
  Total assets .................................................       $283,890        $286,820
                                                                       ========        ========

                                                                                     (continued)

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

                                                             September 30,      March 31,
                                                                  1997            1998
           LIABILITIES AND STOCKHOLDERS' EQUITY             ---------------   ------------
                                                                               (Unaudited)
Current liabilities:
 Notes payable to banks .................................      $  35,535       $  34,111
 Commercial paper .......................................         42,387          49,250
 Accounts payable .......................................         37,329          40,505
 Current taxes payable ..................................          3,250           2,272
 Deferred income taxes ..................................          1,886           1,948
 Contract advances ......................................         14,371          17,344
 Accrued liabilities ....................................         37,954          36,016
 Due to parent and affiliates ...........................          7,489           3,236
                                                               ---------       ---------
     Total current liabilities ..........................        180,201         184,682
Notes payable to banks--long term .......................         17,546          15,229
Pension liabilities .....................................         14,722          14,426
Other long-term liabilities .............................            564           1,136
Deferred income taxes ...................................         12,169          12,291
                                                               ---------       ---------
     Total liabilities ..................................        225,202         227,764
                                                               ---------       ---------
Commitments and contingencies
Stockholders' equity
 Common stock ($.01 par value, 12,500,000
   shares authorized at September 30, 1997, and
   March 31, 1998, respectively, issued and
   outstanding 9,495,517) ...............................             95              95
 Additional paid-in capital .............................        103,665         103,665
 Accumulated deficit ....................................        (47,215)        (45,746)
 Unrealized loss in marketable securities ...............            (28)           (110)
 Cumulative translation adjustment ......................          2,171           1,152
                                                               ---------       ---------
     Total stockholders' equity .........................         58,688          59,056
                                                               ---------       ---------
     Total liabilities and stockholders' equity .........      $ 283,890       $ 286,820
                                                               =========       =========

See accompanying notes to unaudited condensed consolidated financial statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

                  Condensed Consolidated Statement of Income
                     (In thousands except per share data)

                                                                     Six Months Ended March,
                                                                    -------------------------
                                                                        1997          1998
                                                                    -----------   -----------
                                                                           (Unaudited)
 Sales to third parties .........................................    $181,793      $175,267
 Related party sales ............................................       1,957         3,589
                                                                     --------      --------
 Net sales ......................................................     183,750       178,856
 Cost of sales ..................................................     126,945       122,469
                                                                     --------      --------
 Gross profit ...................................................      56,805        56,387
 Selling, general and administrative expenses ...................      44,337        41,344
 Research and development expenses ..............................       6,256         6,023
 Amortization of intangibles ....................................       1,136         1,092
 Other income ...................................................        (645)         (384)
                                                                     --------      --------
 Operating income ...............................................       5,721         8,312
 Interest expense, net ..........................................       2,756         2,686
 Other expense ..................................................         718           407
                                                                     --------      --------
 Income before provision for income taxes .......................       2,247         5,219
 Provision for income taxes .....................................       1,088         1,743
                                                                     --------      --------
 Net income .....................................................       1,159         3,476
 Preferred dividends paid .......................................       1,986            --
                                                                     --------      --------
 Net (loss) income available to common stockholders .............    $   (827)     $  3,476
                                                                     ========      ========
 (Loss) earnings per common share:
 Basic ..........................................................    $  (0.51)     $   0.37
 Diluted ........................................................       (0.51)         0.37
 Shares applicable in computing (loss) earnings per common share:
 Basic ..........................................................       1,607         9,496
 Diluted ........................................................       1,624         9,512

See accompanying notes to unaudited condensed consolidated financial statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES


                Condensed Consolidated Statements of Cash Flows
                   Six months ended March 31, 1997 and 1998
                            (Amounts in thousands)

                                                                        Six Months Ended
                                                                            March 31,
                                                                    -------------------------
                                                                        1997          1998
                                                                    -----------   -----------
                                                                           (Unaudited)
Cash flows from operating activities:
 Net income .....................................................    $  1,159      $  3,476
Adjustments to reconcile net income to net cash provided by
   operating activities:
 Depreciation and amortization ..................................       6,205         5,718
 Unrealized exchange loss on loan ...............................       1,501           762
 Provision for doubtful accounts receivable .....................         (95)         (183)
 Gain from disposal of property, plant and equipment ............        (532)         (195)
 Change in assets and liabilities, net of effects from purchased businesses:
   Accounts and notes receivable ................................      (4,238)       (6,747)
   Costs and estimated earnings in excess of billings on
     uncompleted contracts ......................................       3,681        (6,411)
   Inventories ..................................................         102         1,596
   Prepaid expenses and other assets ............................      (1,051)       (1,904)
   Accounts payable .............................................      (5,803)        4,403
   Contract advances ............................................      (1,451)        3,357
   Accrued liabilities ..........................................      (3,651)         (650)
   Current taxes payable ........................................         215          (795)
   Due to parent and affiliates .................................        (755)       (1,888)
   Pension liabilities ..........................................        (148)          293
   Other ........................................................      (1,533)        1,678
                                                                     --------      --------
    Net cash (used in) provided by operating activities .........      (6,394)        2,510
                                                                     --------      --------

                                                                                 (continued)

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

                Condensed Consolidated Statements of Cash Flows
                   Six months ended March 31, 1997 and 1998
                            (Amounts in thousands)

                                                                  Six Months Ended March 31,
                                                                 ----------------------------
                                                                     1997            1998
                                                                 ------------   -------------
                                                                         (Unaudited)
Cash flows from investing activities:
 Payment for acquisitions ....................................    $   (1,018)    $       --
 Additions to property, plant and equipment ..................        (3,729)        (5,486)
 Proceeds from disposal of property, plant and
   equipment .................................................         1,369            433
                                                                  ----------     ----------
   Net cash used in investing activities .....................        (3,378)        (5,053)
                                                                  ----------     ----------
Cash flows from financing activities:
 Proceeds from bank borrowings ...............................        85,868        112,414
 Repayments of bank borrowings ...............................       (78,248)      (114,801)
 Proceeds from issuance of commercial paper ..................       129,808        103,766
 Repayments of commercial paper ..............................      (128,000)       (96,903)
 Intercompany loan ...........................................            --         (3,782)
 Dividends paid ..............................................        (1,986)        (2,007)
                                                                  ----------     ----------
 Net cash provided by (used in) financing activities .........         7,442         (1,313)
                                                                  ----------     ----------
Effect of exchange rate changes on cash ......................          (341)          (157)
 Net (decrease) increase in cash .............................        (2,671)         4,013
Cash and cash equivalents at beginning of year ...............        12,405         13,455
                                                                  ----------     ----------
Cash and cash equivalents at end of period ...................    $    9,734     $    9,442
                                                                  ==========     ==========

See accompanying notes to unaudited condensed consolidated financial statements.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

Basis of Presentation
     The accompanying unaudited condensed consolidated financial statements include the accounts of Hosokawa Micron International, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

     The consolidated balance sheet as of March 31, 1998 and the consolidated statements of operations and cash flows for the six months ended March 31, 1997 and March 31, 1998 have been prepared by the Company and have not been audited. In the opinion of management, all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position of the Company, the results of its operations and cash flows have been made.

     Certain information and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These financial statements should be read in conjunction with the financial statements and notes thereto included in the Company's Consolidated Financial Statements for the year ended September 30, 1997.

     The results of operations for the six months ended March 31, 1998 are not necessarily indicative of the operating results for the full fiscal year.

     Effective for periods beginning after December 15, 1997, Financial Accounting Standard No. 128 ("SFAS No. 128") "Earning Per Share" requires dual presentation of earnings per share--basic and diluted. As SFAS No. 128 requires retroactive restatement of financial data, accordingly, all prior period earnings per share data has been restated to conform with the provisions of this pronouncement.

Inventories
     Inventories consist of the following:


                              September 30,     March 31,
                                   1997           1998
                             ---------------   ----------
                                (Amounts in thousands)
 Raw materials ...........       $12,294        $13,018
 Work in process .........        19,946         17,123
 Finished goods ..........         9,958          9,412
                                 -------        -------
                                 $42,198        $39,553
                                 =======        =======



Cumulative Translation Adjustments
     The impact of foreign currency translation adjustments are not recognized in the results of operations. The change in the cumulative translation adjustments are as follows:




                                           1997          1998
                                       -----------   -----------
                                         (Amounts in thousands)
 Balance at September 30, ..........    $  4,983      $  2,171
 Translation adjustments ...........      (1,643)       (1,019)
                                        --------      --------
 Balance at March 31, ..............    $  3,340      $  1,152
                                        ========      ========


Interim Dividend
     On March 19, 1998, the Board of Directors declared a dividend of $0.21 per share, payable to holders of record of Common Stock on March 31, 1998. The total dividend amounted to $2,007,000.

                      HOSOKAWA MICRON INTERNATIONAL INC.
          (A Majority Owned Subsidiary of Hosokawa Micron Corporation)
                                AND SUBSIDIARIES

Subsequent Events


     On April 16, 1998, the Board of Directors authorized and the Parent approved a 0.89904874 for 1.0 reverse stock split of the Company's common stock, to be effective July 1, 1998. In connection with the reverse split, par value of the common stock remains at $0.01 per share as a result of transferring $10,662 from common stock to additional paid-in capital, representing the aggregate par value of the shares issued under the reverse stock split. All references throughout the consolidated financial statements to number of shares, per share amounts, and stock option data of the Company's common stock have been restated.


     On April 14, 1998, the Company adopted a Supplemental Executive Retirement Plan which provides certain executives of the Company annually, upon retirement, 48% of final average salary for the three highest consecutive years in the last ten years of the executive's credited service. The anticipated cost to the Company will be approximately $700,000 per year.


     On May 22, 1998 the Board of Directors approved a grant of options to purchase 392,500 shares under the Stock Incentive Plan. The grant will be effective upon consummation of a proposed initial public offering ("IPO"). The options are exerciseable in equal installments at 6 months, 18 months and 30 months after the effective date of the IPO. All of the options are non-qualified. These options were granted with an exercise price equal to the price to the public in the IPO.

     On June 12, 1998, the Board of Directors declared a dividend of $0.105 per share, payable to holders of record of Common Stock on June 15, 1998. The total dividend amounted to $1,003,500.

--------------------------------------------------------------------------------

   No dealer, salesperson, or other person has been authorized to give any to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities to which it relates in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

                          --------------------------

                               TABLE OF CONTENTS


                                                     Page
                                                  ----------
Prospectus Summary ............................        3
Risk Factors ..................................        8
Use of Proceeds ...............................       15
Dividend Policy ...............................       15
Capitalization ................................       16
Dilution ......................................       17
Selected Consolidated Financial Data ..........       18
Unaudited Pro Forma Condensed
   Consolidated Financial Statements ..........       20
Management's Discussion and Analysis
   of Financial Condition and
   Results of Operations ......................       24
Business ......................................       31
Management ....................................       46
Certain Transactions ..........................       58
Principal Stockholders and
   Selling Stockholder ........................       62
Shares Eligible For Future Sale ...............       64
Description of Capital Stock ..................       64
Underwriting ..................................       68
Notice to Canadian Residents ..................       71
Legal Matters .................................       72
Experts .......................................       72
Index to Financial Statements .................       F-1


                          --------------------------

 Until     , 1998 (25 days after the date of this Prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------


              [GRAPHIC OMITTED] HOSOKAWA MICRON INTERNATIONAL INC.



                               3,420,000 Shares
                                 Common Stock
                               ($.01 par value)






                                  PROSPECTUS






                          Credit Suisse First Boston

                            PaineWebber Incorporated

                   SUBJECT TO COMPLETION DATED JUNE   , 1998


                               3,420,000 Shares

              [GRAPHIC OMITTED] HOSOKAWA MICRON INTERNATIONAL INC.

                                  Common Stock
                               ($.01 par value)
                                 ------------

 Of the 3,420,000 shares of common stock, par value $.01 per share (the "Common
  Stock"), offered hereby, 2,670,000 shares are being sold by Hosokawa Micron International Inc. ("Hosokawa" or the "Company") and 750,000 shares are being sold by Hosokawa Micron Corporation ("HMC" or the "Selling Stockholder"). See "Principal Stockholders and Selling Stockholder." Upon closing of the Offering (as defined below), the Selling Stockholder will own 70.4% of the outstanding
  Common Stock (67.5%, if the over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of the shares by the Selling
                                  Stockholder.

   Of the 3,420,000 shares of Common Stock being offered, 684,000 shares (the "International Shares") are initially being offered outside the United States and Canada by the Managers (the "International Offering") and 2,736,000 shares
  (the "U.S. Shares") are being concurrently offered in the United States and Canada by the U.S. Underwriters (the "U.S. Offering" and, together with the International Offering, the "Offering"). The offering price and underwriting discounts and commissions of the International Offering and the U.S. Offering
                                 are identical.


 Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $13.00 and $15.00 per share. See "Subscription and Sale" for a discussion of the factors to be considered in determining the initial public offering price.

The Common Stock has been approved for listing on the New York Stock Exchange under the symbol "HOS."


The Common Stock Offered Hereby Involves a High Degree of Risk. See "Risk
               Factors" Beginning on Page 8 of this Prospectus.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
   UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                                     Underwriting                             Proceeds
                       Price to     Discounts and       Proceeds to          to Selling
                        Public       Commissions      Company (1)(2)     Stockholder (1)(2)
                      ----------   ---------------   ----------------   -------------------
Per Share .........   $            $                     $                   $
Total (2) .........   $            $                     $                   $

----------------
(1) Before deducting expenses of the Offering payable by the Company and by the Selling Stockholder estimated to be $1,130,456 and $317,544, respectively.

(2) The Company has granted the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation within 30 days of the date hereof, to purchase up to a maximum of 513,000 additional shares to cover over-allotments, if any. If all such additional shares are purchased, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds to Company will be $   , $    and $   ,
    respectively. See "Subscription and Sale."

     The International Shares are offered by the several Managers when, as and if delivered to and accepted by the Managers, and subject to their right to reject orders in whole or in part. It is expected that the International Shares
will be ready for delivery on or about    , 1998, against payment in
immediately available funds.

Credit Suisse First Boston                          PaineWebber International

                         Prospectus dated       , 1998

Information contained herein is subject to completion or amendment. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

     No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Stockholder or any Manager. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.

     In this Prospectus, references to "dollars" and "$" are to United States dollars.

     There are restrictions on the offer and sale of the Common Stock in the United Kingdom. All applicable provisions of the Financial Services Act of 1986 and the Public Offers of Securities Regulations 1995 with respect to anything done by any person in relation to the Common Stock, in, from or otherwise involving the United Kingdom must be complied with. See "Subscription and Sale."

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING OVER-ALLOTMENT, STABILIZING TRANSACTIONS, SYNDICATE SHORT COVERING TRANSACTIONS AND PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "SUBSCRIPTION AND SALE."

                               ----------------

                               TABLE OF CONTENTS


                                                 Page
                                                -----
PROSPECTUS SUMMARY ............................    3
RISK FACTORS ..................................    8
USE OF PROCEEDS ...............................   15
DIVIDEND POLICY ...............................   15
CAPITALIZATION ................................   16
DILUTION ......................................   17
SELECTED CONSOLIDATED FINANCIAL DATA ..........   18
UNAUDITED PRO FORMA CONDENSED
   CONSOLIDATED FINANCIAL STATEMENTS ..........   20
MANAGEMENT'S DISCUSSION AND ANALYSIS OF
   FINANCIAL CONDITION AND RESULTS OF
   OPERATIONS .................................   24

                                                 Page
                                                -----
BUSINESS ......................................   31
MANAGEMENT ....................................   46
CERTAIN TRANSACTIONS ..........................   58
PRINCIPAL STOCKHOLDERS AND SELLING
   STOCKHOLDER ................................   62
SHARES ELIGIBLE FOR FUTURE SALE ...............   64
DESCRIPTION OF CAPITAL STOCK ..................   64
SUBSCRIPTION AND SALE .........................   68
LEGAL MATTERS..................................   71
EXPERTS .......................................   71
INDEX TO FINANCIAL STATEMENTS .................  F-1


                               ----------------

                               ---------------
     Alpine, Bepex, Vrieco-Nauta, Schugi, Stott, Mikro, Strong-Scott, K-G, Hutt, Kreuter, Ter Braak, Filtex, MikroPul, Menardi-Criswell, MikroPulverizer, Rotoplex, MikroCut, PEAC, Rietz, MikroACM, Solidaire, Pharmapaktor, Kompaktor, MikroPulsaire, Mikrotex and Pop-Top are trademarks or registered trademarks of the Company and affiliated companies.

     Micron, Hosokawa Micron and the Hosokawa Micron logo are registered trademarks of HMC and Hosokawa Micron B.V., a wholly owned Dutch subsidiary of the Company.

     "PolyQuest" is a registered service mark of Hosokawa Bepex Corporation, a subsidiary of the Company. "Process Technologies For Tomorrow" and "Hosokawa Pharma-Tech Center" are service marks of the Company.

                                       A

Stock will be determined by negotiations among the Company, the Selling Stockholder and the representatives of the Underwriters. The stock market, including the New York Stock Exchange, on which the Common Stock has been approved for listing, has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. In addition, the market price of the Common Stock, like the stock prices of many publicly traded companies, may be highly volatile. Announcements of new systems or products by the Company or its competitors and economic and other external factors, as well as period-to-period fluctuations in financial results, among other factors, may significantly influence the market price of the Common Stock. See "Subscription and Sale."


Control of the Company

     Following the completion of this Offering, HMC will own an aggregate 70.4% (or approximately 67.5% if the Underwriters exercise in full the over-allotment option granted by the Company) of the outstanding Common Stock. As a result of its stock ownership, HMC will be able to elect all of the directors of the Company and to control the Company's affairs following the Offering. Currently, four members of the board of directors of the Company are members of senior management of HMC. See "Management--Directors and Executive Officers."

     In addition, the stock ownership described above may also have the effect of either delaying or preventing a change of control of the Company and could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. See "Principal Stockholders and Selling Stockholder."

Related Party Transactions

     The Company, in the normal course of business, conducts business with HMC and its affiliated companies other than the Company. For the fiscal year ended September 30, 1997, $3.4 million of net sales of the Company were made to HMC and its other affiliated companies and $0.5 million of net sales of HMC and its other affiliated companies were made to the Company. The Company operates as licensor and licensee under various license agreements with HMC. Royalty income of $0.3 million and $0.4 million were received from HMC and royalty payments of $0.1 million and $0.1 million were paid to HMC under the license agreements, in fiscal years ended September 30, 1997 and 1996, respectively. The Company's licensing agreements with HMC granting HMC the right to manufacture, use and sell certain products in the Company's powder and particle processing and product recovery product lines on an exclusive basis in Japan and on a non-exclusive basis in all other Asian countries, including the countries which comprised the former USSR (but excluding India and all countries west of India), may limit the Company's ability to expand its markets to include such regions or products or limit its ability to increase its sales of such products in those regions.

     The Company has also entered into marketing agreements with HMC, whereby all of the Company's subsidiaries and divisions can access HMC's Asian sales and marketing network. Total fees paid under such agreements were $1.0 million for the fiscal years ended September 30, 1997 and 1996. HMC has also guaranteed certain obligations of the Company with respect to the commercial paper program and certain other indebtedness of the Company. Guarantee fees paid to HMC with respect to its commercial paper guarantee were $0.1 million for the fiscal years ended September 30, 1997 and 1996. Beginning October 1, 1997, the amounts to be paid for these services and guarantees were revised. The revisions to the guarantees provide that the Company pay HMC fees of 0.1875% on unused lines of credit and 0.375% on used lines of credit. For the first six months of fiscal 1998, guarantee fees totalled $0.1 million. The loss of any of these guarantees could have a material adverse impact on the Company's ability to secure financing or force the Company to secure such financing on terms which are less favorable to the Company than currently exist. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Certain Transactions."

Anti-Takeover Provisions

     Certain provisions of the Company's Restated Certificate of Incorporation and Bylaws, as well as the Delaware General Corporation Law (the "Delaware GCL"), could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, control of the Company without approval of the Company's Board of Directors. Such provisions could also limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Such provisions allow the Board of Directors to authorize the issuance of preferred stock with rights superior to those of the Common Stock. Moreover, certain provisions of the Company's Restated Certificate of Incorporation or Bylaws (i) require that certain business combination transactions and other specified


                                       12A
transactions entered into with stockholders of the Company beneficially owning more than 10% of the Company's voting power be approved by the affirmative vote of not less than 80% of the outstanding voting power or by a two-thirds vote of the Company's incumbent directors, (ii) generally permit removal of directors with cause only by a majority vote of the stockholders of the Company, (iii) classify the Board of Directors into three classes, (iv) require that stockholder actions taken without an annual or special meeting be taken by written consent of all stockholders entitled to vote, (v) require that the provisions of the Restated Certificate of Incorporation regarding the classified Board, certain business combination transactions and the unanimous stockholder consent be amended, altered or repealed only by the affirmative vote of not less than 80% of the outstanding stock, and (vi) require the Company's Board of Directors, Chairman of the Board, the President or the Secretary at the request of the Chairman or President, to call a special meeting of the stockholders. See "Description of Capital Stock."

Shares Eligible for Future Sale

     In addition to the 3,420,000 shares offered hereby, approximately 8,745,517 shares of Common Stock constituting 71.9% of the shares outstanding after completion of the Offering will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act immediately after the Offering. The sale of any substantial number of shares of Common Stock may have an adverse effect on the market price for the Common Stock and could impair the Company's ability to raise capital through an offering of its equity securities. However, holders of 8,718,696 shares of Common Stock have entered into lock-up agreements in which such holders have agreed not to offer or sell publicly or otherwise dispose of such shares without the consent of Credit Suisse First Boston Corporation for 180 days after the date of the Offering. See "Principal Stockholders and Selling Stockholder," "Shares Eligible for Future Sale" and "Subscription and Sale."


Dilution

     The public offering price is substantially higher than the net tangible book value per share of Common Stock. Investors purchasing shares of Common Stock in the Offering will therefore incur immediate, substantial dilution estimated to be $12.54 per share (based on an estimated offering price of $14.00 per share, the midpoint of the estimated range, and after deducting underwriting discounts and offering expenses). See "Dilution."

Broad Discretion in Use of Proceeds

     All of the net proceeds to be received by the Company in connection with this Offering will be used to reduce existing short-term indebtedness, including under promissory notes issued to various banks and a commercial paper program. Accordingly, management of the Company will be able to incur additional indebtedness by issuing additional promissory notes or increasing borrowings under the commercial paper program and will have broad discretion with respect to the expenditure of the funds resulting from such additional indebtedness. In particular, the Company could use a portion of these funds for the acquisition of complementary businesses, products and technologies. The Company has signed a letter of intent with respect to the acquisition of certain assets with a book value of approximately $2.0 million and the assumption of certain liabilities of approximately $1.0 million of a privately held company located on the East Coast of the United States for a purchase price of approximately $2.7 million. This company is engaged in the design, manufacture and sale of particle size reduction equipment. It is expected that this acquisition will close in the Summer of 1998 and that a portion of the available credit resulting from the repayment of short-term indebtedness with the proceeds of this Offering will be used for the acquisition. There can be no assurance that the Company will successfully deploy these proceeds in a manner that enhances shareholder value. See "-- Risks Associated with Potential Acquisitions" and "Use of Proceeds."

Restrictions on the Payment of Dividends

     At its March 19, 1998 meeting, the Board of Directors adopted a policy for the Company to pay an annual dividend of $0.42 per share of Common Stock, payable quarterly, subject to the Company's results of operations, financial condition, contractual restrictions, availability of assets out of which to pay such dividends under applicable law and other factors deemed relevant by the Board of Directors. At the same meeting, the Board of Directors of the Company declared a dividend of $0.21 per share payable to holders of record of Common Stock on March 31, 1998, which represents the aggregate dividend for the first two quarters of the 1998 fiscal year in accordance with the policy adopted at such meeting. In addition, the Board of Directors by unanimous written consent dated June 12, 1998 declared a dividend of $0.105 per share payable to holders of record of Common Stock on June 15, 1998, which represents the dividend for the third quarter of the 1998 fiscal year. Therefore, following


                                       13A

                             SUBSCRIPTION AND SALE

     Under the terms and subject to the conditions contained in a Subscription
Agreement, dated [   ], 1998 (the "Subscription Agreement"), the institutions
named below (the "Managers") have severally but not jointly agreed to purchase from the Company and the Selling Stockholder the following respective numbers of International Shares (as defined below):

                                                               Number of
                         Manager                          International Shares
-------------------------------------------------------- ---------------------
   Credit Suisse First Boston (Europe) Limited .........         [  ]
   PaineWebber International (U.K.) Ltd ................         [  ]
                                                         ---------------------
    Total ..............................................         [  ]
                                                         =====================

     Of the 3,420,000 shares of Common Stock being offered, 684,000 shares (the "International Shares") are initially being offered by the Managers outside the United States and Canada (the "International Offering") and 2,736,000 shares (the "U.S. Shares") are initially being concurrently offered by the U.S. Underwriters (the "U.S. Underwriters"), for whom Credit Suisse First Boston Corporation and PaineWebber Incorporated are acting as representatives (the "Representatives"), in the United States and Canada (the "U.S. Offering").

     The Subscription Agreement provides that the obligations of the Managers are subject to certain conditions precedent and that the Managers will be obligated to purchase all the International Shares offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Subscription Agreement provides that, in the event of a default by a Manager, in certain circumstances the purchase commitments of non-defaulting Managers may be increased or the Subscription Agreement may be terminated.

     The Company and the Selling Stockholder have entered into an Underwriting Agreement with the U.S. Underwriters providing for the concurrent offer and sale of the U.S. Shares in the United States and Canada. The closing of the U.S. Offering is a condition to the closing of the International Offering and vice versa.

     The Company has granted to the Managers and the U.S. Underwriters an option, exercisable by Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 513,000 additional shares at the initial public offering price, less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments, if any, in the sale of the shares offered hereby. To the extent that this option to purchase is exercised, each Manager and each U.S. Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of additional shares being sold to the Managers and the U.S. Underwriters as the number of International Shares set forth next to such Manager's name in the preceding table and as the number set forth next to such U.S. Underwriter's name in the corresponding table in the Prospectus relating to the U.S. Offering bears to the sum of the total number of shares of Common Stock in such tables.

     The Company and the Selling Stockholder have been advised by Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, that the Managers propose to offer the International Shares outside the United States and Canada initially at the public offering price set forth on the cover page of this Prospectus and, through the Managers, to certain dealers at such price less a
concession of $   per share, and the Managers and such dealers may reallow a
commission of $   per share on sales to certain other dealers. After the
initial public offering, the public offering price and commission and re-allowance to dealers may be changed by the Managers.

     The public offering price and the aggregate underwriting discounts and commissions per share and per share to dealers for the International Offering and the concurrent U.S. Offering will be identical. Pursuant to an Agreement between the U.S. Underwriters and Managers (the "Intersyndicate Agreement") relating to the Common Stock Offering, changes in the public offering price and the aggregate underwriting discounts and commissions per share and the per share to dealers will be made only upon the mutual agreement of Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters.

     Pursuant to the Intersyndicate Agreement, each of the Managers has agreed that, as part of the distribution of the International Shares and subject to certain exceptions, it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. Each of the U.S. Underwriters has agreed that, as part of the distribution of the U.S. Shares and subject to certain exceptions, it has not offered or sold, and

                                       68A
will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any prospectus relating to the Common Stock in the United States or Canada or to any other dealer who does not so agree. The foregoing limitations do not apply to stabilization transactions or to transactions between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement. As used herein, "United States" means the United States of America (including the States and the District of Columbia), its territories, possessions and other areas subject to its jurisdiction. "Canada" means Canada, its provinces, territories, possessions and other areas subject to its jurisdiction, and an offer or sale shall be in the United States or Canada if it is made to (i) any individual resident in the United States or Canada; or (ii) any corporation, partnership, pension, profit-sharing or other trust or other entity (including any such entity acting as an investment adviser with discretionary authority) whose office most directly involved with the purchase is located in the United States or Canada.

     Pursuant to the Intersyndicate Agreement, sales may be made between the Managers and the U.S. Underwriters of such number of shares of Common Stock as may be mutually agreed upon. The price of any shares so sold will be the public offering price, less such amount as may be mutually agreed upon by Credit Suisse First Boston (Europe) Limited, on behalf of the Managers, and Credit Suisse First Boston Corporation, on behalf of the U.S. Underwriters, but not exceeding the selling concession applicable to such shares. To the extent there are sales between the Managers and the U.S. Underwriters pursuant to the Intersyndicate Agreement, the number of shares of Common Stock initially available for sale by the Managers or by the U.S. Underwriters may be more or less than the amount appearing on the cover page of this Prospectus. Neither the Managers nor the U.S. Underwriters are obligated to purchase from the other any unsold shares of Common Stock.

     Each of the Managers and the U.S. Underwriters severally represents and agrees that: (1) it has not offered or sold and prior to the date six months after the date of issue of the Common Stock will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has complied and will comply with all applicable provisions of the Financial Services Act of 1986 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document received by it in connection with the issue of the shares to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom such document may otherwise lawfully be issued or passed on.

     Purchasers of shares of common stock outside the United States may be required to pay stamp taxes and other charges in accordance with the laws and practices of the country of purchase in addition to the public offering price set forth on the cover page of this Prospectus.


     The Company, Isao Sato, HMC and certain other minority stockholders have agreed that they will not offer, sell, contract to sell, announce an intention to sell, pledge or otherwise dispose of, directly or indirectly, and the Company has agreed that it will not file or cause to be filed with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any additional shares of its Common Stock or securities or other rights convertible into or exchangeable or exercisable for any shares of the Company's Common Stock, without the prior written consent of Credit Suisse First Boston Corporation, until 180 days after the date of the Offering. With respect to the Company, such agreement excepts grants of employee stock options pursuant to the terms of a plan in effect as of the date of the Subscription Agreement, issuance of shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding as of the date of the Subscription Agreement.


     The Company and the Selling Stockholder have agreed to indemnify the Managers and the U.S. Underwriters against certain liabilities, or to contribute to payments that the Managers and the U.S. Underwriters may be required to make in respect thereof.

     The Managers and the Representatives have informed the Company and the Selling Stockholder that they do not expect discretionary sales by the Managers and the U.S. Underwriters to exceed 5.0% of the number of shares offered hereby.

     Prior to the Offering, there has been no public market for the shares. The initial public offering price for the shares will be determined by negotiations among the Company, the Selling Stockholder and Credit Suisse First


                                       69A

Boston Corporation, on behalf of the U.S. Underwriters, and Credit Suisse First Boston Limited, on behalf of the Managers. In determining such price, consideration will be given to various factors, including market conditions for initial public offerings, the history of and prospects for the Company's business, the past and present operations of the Company, the past and present earnings and current financial position of the Company, an assessment of the Company's management, the market for securities of companies in businesses similar to those of the Company, the general condition of the securities markets and other relevant factors. There can be no assurance that the initial public offering price will correspond to the price at which the shares will trade in the public market subsequent to the Offering or that an active trading market for the shares will develop and continue after the Offering.


                                       70A

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being sold in the Offering is being passed upon for the Company by Proskauer Rose LLP, New York , New York. Certain legal matters in connection with the Offering will be passed upon for the Managers by Winthrop, Stimson, Putnam & Roberts, New York, New York.


                                    EXPERTS

     The consolidated financial statements and schedule of Hosokawa Micron International Inc. and subsidiaries as of September 30, 1997 and 1996, and for each of the years in the three-year period ended September 30, 1997 have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in auditing and accounting.



                                       71A

                                    Part II
                  INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the SEC and NYSE filing fees, all expenses have been estimated and are subject to future contingencies. The amount of the estimated expenses to be borne by the Selling Stockholder is approximately $317,544. The estimated annual premium to be paid by the Company or the Selling Stockholder on an insurance policy obtained in connection with the offering and sale of the Common Stock which insures or indemnifies directors or officers of the Company against any liabilities they may incur in connection with the registration, offering, or sale of such securities is approximately $0.1 million.



        SEC registration fee ...................................     $ 17,985.00
        NYSE fee ...............................................
        Legal fees and expenses ................................
        Federal and State taxes ................................
        NYSE Entry Fee .........................................
        Printing and engraving expenses ........................
        Accounting fees and expenses ...........................
        Transfer agent and registrar fees and expenses .........
        Miscellaneous ..........................................     -----------
        Total ..................................................     $
                                                                     ===========


Item 14. Indemnification of Directors and Officers

     Article 5.03 of the Company's By-laws provides that the Company shall indemnify and hold harmless, to the fullest extent authorized by the Delaware General Corporation Law, its officers and directors against all expenses, liability and loss actually and reasonably incurred in connection with any civil, criminal, administrative or investigative action, suit or proceeding. The By-laws also extend indemnification to those serving at the request of the Company as directors, officers, employees or agents of other enterprises.

     In addition, Article SIXTH of the Company's Restated Certificate of Incorporation provides that no director shall be personally liable for monetary damages for any breach of fiduciary duty as director. Article SIXTH does not eliminate a director's liability (i) for a breach of his or her duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General Corporation Law or (iv) for any transactions from which the director derived an improper personal benefit.

     Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its directors and officers against expenses (including attorneys' fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by third parties, if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, i.e., one by or in the right of the corporation, indemnification may be made only for expenses (including attorneys' fees) actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit, and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) of the General Corporation Law of the State of Delaware provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or
(iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     The Underwriting Agreement and Subscription Agreement provide for indemnification of directors and officers of the Company by the Underwriters and the Managers against certain liabilities.

     Pursuant to Section 145 of the DGCL and the Restated Certificate of Incorporation and the By-laws of the Company, the Company maintains directors' and officers' liability insurance coverage.

Item 15. Recent Sales of Unregistered Securities

     Pursuant to Section 4(2) of the Securities Act of 1933, in December 1992, the Company issued 240,000 shares of previously authorized 5.5% Cumulative Subordinated Preferred Stock (the "5.5% Preferred Stock") to Hosokawa Micron Corporation ("HMC"), a 98.0% shareholder of the Company, at $200 per share. In fiscal year 1992, the Company issued 200,000 shares of 4.44% Cumulative Preferred Stock (the "4.44% Preferred Stock") to HMC at $150 per share. Effective September 3, 1997, all of the issued shares for both classes of preferred stock were exchanged for Common Stock as follows:

     (A) All 240,000 shares of 5.5% Preferred Stock were exchanged at the rate of 20.2261 shares of Common Stock for each share of 5.5% Preferred Stock, for a total of 4.8 million shares of Common Stock.

     (B) All 200,00 shares of 4.44% Preferred Stock were exchanged at the rate of 15.1695 shares of Common Stock for each share of 4.44% Preferred Stock, for a total of 3.0 million shares of Common Stock.

Item 16. Exhibits


 1.1     Form of Underwriting Agreement***
 1.2     Form of Subscription Agreement***
 3.1     Restated Certificate of Incorporation of the Company (including all amendments)**
 3.2     By-Laws of the Company**
   5     Opinion of Proskauer Rose LLP re: validity of securities*
10.1     Employment Agreement between Hosokawa Alpine AG and Achim Vogel**
10.2     Employment Agreements between Dietmar Mayerhauser and Hosokawa Alpine
         AG and Hosokawa Micron International B.V.**
10.3     Consulting Services Agreement between the Company and Gerhard
         Kappeler**
10.4     Senior Executive Employment Agreement between the Company and Isao Sato dated April 15, 1998**
10.5     Senior Executive Employment Agreement between the Company and William
         Brennan**
10.6     Senior Executive Employment Agreement between the Company and Gordon
         Ettie**
10.7     Senior Executive Employment Agreement between the Company and Simon H.
         Baker**
10.8     Benefits Plan for Achim Vogel and Dietmar Mayerhauser with
         Colonia-Unterstutzungskasse dated July 11, 1994; and Manager Employment
         Agreement ("Manager Employment Agreement") between Bepex Corporation and Dieter A.W. Hummel dated July 9, 1985, with respect to Section 8 for retirement benefits only, and provisions of Bepex Division of
         Berwind Corporation Pension Plan incorporated by Section 8 of the
         Manager Employment Agreement**
10.9     1997 Stock Option Plan**
10.10    Stock Incentive Plan**
10.11    Licensing Agreements between the Company or its subsidiaries and HMC**
10.12    Asian Marketing Agreements between the Company or its subsidiaries and
         HMC**
10.13    Commercial Paper Program dated December 16, 1991, among The Mitsubishi
         Bank, Limited, New York Branch et. al. and the Company, including the
         Letter of Credit Agreement, Depositary Agreement, Commercial Paper
         Dealer Agreement, Commercial Paper Master Note, Direct Draw Letter of
         Credit, Commercial Paper Certificate Agreement, Eleventh Amendment to
         the Letter of Credit Agreement (previous amendments not filed), and
         Guaranty**
----------------
  * To be filed by amendment
 ** Filed previously
*** Filed herewith

   10.14     Lease Agreement, dated June 23, 1993, for the Trenton, South
             Carolina, USA property between the Company and South Carolina Real
             Estate Development Company, Inc.**
   10.15 Lease Agreement, dated April 30, 1980, for the Brampton, Canada property between Hosokawa Micron Limited and Bramalea Limited (as amended 4/11/91)**
   10.16 Lease Agreement, dated February 16, 1996, for the Hamburg, Germany property between Hosokawa Kreuter GmbH and Verwatungsgesellschaft
             Kreuter mbH (as amended December 9, 1997) (English summary translation)**
   10.16.1   Officer's Certificate for Hosokawa Micron International Inc.
             certifying to German translation of Exhibit 10.16 previously filed**
   10.17 Form of Indemnification Agreement between the Company and directors of the Company**
   10.18     Cost Sharing Agreement between HMC and the Company dated January 1,
             1998**
   10.19 Collective Bargaining Agreement between Hosokawa Bepex Corporation and International Association of Machinists and Aerospace Workers,
             AFL-CIO District Lodge #190 effective October 1, 1995**
   10.20 Supplemental Executive Retirement Plan of the Company effective as of April 14, 1998**
   10.21     Patent Assignment Agreement between Hosokawa Stott Limited and
             Hosokawa Micron Corporation dated May, 1998**
   10.22     Company 401(k) Retirement Plan**
   10.23     Company Management Incentive Plan**
   21.1      Subsidiaries of the Registrant**
   23.1      Consent of KPMG Peat Marwick LLP***
   23.2 Consent of Proskauer Rose LLP (contained in opinion to be filed as Exhibit 5)*
   24.1      Power of Attorney (set forth on page II-4)**
   27.1      Financial Data Schedule**


----------------
  * To be filed by amendment
 ** Filed previously
*** Filed herewith

Item 17. Undertakings

     The Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has duly caused this Amendment No. 2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 16th day of June, 1998.


                            Hosokawa Micron International Inc.


                            By: /s/ Isao Sato
                                ------------------------------------------------
                                Isao Sato, President and Chief Executive Officer


                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



        Signature                         Title                        Date
------------------------   ------------------------------------    -------------
/s/ Isao Sato              President, Chief Executive              June 16, 1998
------------------------   Officer and Director
Isao Sato                  (Principal Executive Officer)

/s/ William J. Brennan     Executive Vice President, Chief         June 16, 1998
------------------------   Financial Officer and Director
William J. Brennan         (Principal Financial Officer)

/s/ James Keane            Controller (Controller or Principal     June 16, 1998
------------------------   Principal Accounting Officer)
James Keane

/s/ Masuo Hosokawa*        Director                                June 16, 1998
------------------------
Masuo Hosokawa

/s/ Yoshio Hosokawa*       Director                                June 16, 1998
------------------------
Yoshio Hosokawa

/s/ Fumio Sawamura*        Director                                June 16, 1998
------------------------
Fumio Sawamura

/s/ Yoshizo Yamanokuchi*   Director                                June 16, 1998
------------------------
Yoshizo Yamanokuchi

/s/ Yoshiyuki Kawashima*   Director                                June 16, 1998
------------------------
Yoshiyuki Kawashima

/s/ David J.W. Grant*      Director                                June 16, 1998
------------------------
David J.W. Grant

/s/ Paul J. Powers*        Director                                June 16, 1998
------------------------
Paul J. Powers


----------------
*By Isao Sato as attorney-in-fact.

                                  EXHIBIT INDEX


 1.1     Form of Underwriting Agreement

 1.2     Form of Subscription Agreement

23.1     Consent of KPMG Peat Marwick LLP